UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of AUGUST, 2005.

Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide and attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registratnt's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  SEPTEMBER 8, 2005                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                           BARADERO RESOURCES LIMITED

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Baradero Resources Limited ("Baradero" or the "Company") will be held at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, on Monday, September 12, 2005 at 10:00 a.m. (Vancouver time), for the following purposes:

1. To receive the audited consolidated financial statements of Baradero for the fiscal year ended March 31, 2005, together with the auditor report thereon;

2. To appoint Auditors and to authorize the Directors to fix their remuneration; 3. To determine the number of Directors at five; 4. To elect Directors; 5. To consider and, if thought fit, to pass an ordinary resolution, with or without variation, to authorize and approve the acquisition (the "Acquisition") of Centrasia Mining Corp. ("Centrasia") by way of a share for share exchange between Baradero and Centrasia, all as more particularly described in the accompanying management proxy circular dated July 29, 2005 (the "Management Proxy Circular");

6. To consider, and if thought fit, conditional upon the Acquisition becoming effective, to pass a special resolution, with or without variation, to change the name of Baradero to "Centrasia Mining Corp.", all as more particularly described in the accompanying Management Proxy Circular;

7. To consider, and if thought fit, conditional upon the Acquisition becoming effective, to pass an ordinary resolution, with or without variation, to approve the adoption of a new stock option plan, to replace the Company's current stock option plan, which reserves a total of 20% of the issued and outstanding shares of Baradero available for issuance thereunder. The full text of the ordinary resolution approving the stock option plan is set out in the accompanying Management Proxy Circular; and

8. To transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting are a Management Proxy Circular which contains Baradero's audited consolidated financial statements for the fiscal years ended May 31, 2003, 2004, 2005; audited financial statements of Centrasia for the four month period from incorporation on February 4, 2004 to May 31, 2004 and interim audited financial statements for the ten month period ended March 31, 2005, audited financial statements of BMC for the period from incorporation on June 9, 2004 to December 31, 2004 and interim audited financial statements for the three month period ended March 31, 2005 together with consolidated proforma financial statements as at May 31, 2005 and a form of Proxy. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on July 28, 2005 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and the Management Proxy Circular accompanying this Notice. Please advise Baradero of any change in your mailing address. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or delivered to the Chairman prior to the commencement of the Meeting.

DATED at Vancouver, British Columbia, this 29th day of July, 2005.

                              BY ORDER OF THE BOARD

                                 /s/ NICK DEMARE

                                   Nick DeMare

                      President and Chief Executive Officer

                           BARADERO RESOURCES LIMITED

                                 (the "Company")

            2005 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (`Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:

                           BARADERO RESOURCES LIMITED
                           Suite 1305, 1090 West Georgia Street
                           Vancouver, BC V6E 3V7

                           Fax: (604) 683-1585

The undersigned Securityholder hereby elects to receive:

[ ] Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD& A;

[ ] Annual Financial Statements for the fiscal year ended May 31, 2006 and related MD& A; or

[ ]      BOTH  --  Interim  financial  statements  and  MD&A  and   the  annual
         financial statements and related MD&A for the 2006 financial year.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:
                  --------------------------------------------------------------

Address:
                  --------------------------------------------------------------

Postal Code:
                  --------------------------------------------------------------

I confirm that I am a registered I beneficial (circle one) securityholder of the Company.

Signature of Securityholder:                         Date:
                             -----------------------       ---------------------

CUSIP:   067037 101

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF BARADERO RESOURCES LIMITED (THE "COMPANY") FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MONDAY, SEPTEMBER 12, 2005 AND ANY ADJOURNMENT THEREOF.

The undersigned registered shareholder of the Company hereby appoints NICK DEMARE, the President, Chief Executive Officer and a director of the Company, or failing this person, HARVEY LIM, a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________ ] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

                                                                 For    Withhold
1. To appoint D & H Group LLP as Auditors of the Company and     [ ]      [ ]
   authorize the Directors to fix the Auditors remuneration.

                                                                 For    Against
2. To determine the number of directors of the Company at five.  [ ]      [ ]


                                                                 For    Withhold
3. To elect the following as directors:

   (a)Nick DeMare                                                [ ]      [ ]
   (b) Harvey Lim                                                [ ]      [ ]
   (c) Andrew Carter                                             [ ]      [ ]
   (d) Douglas Turnbull                                          [ ]      [ ]
   (e) Gregory Crowe                                             [ ]      [ ]

                                                                 For    Against
4. To consider and, if thought fit,  to pass  an  ordinary       [ ]      [ ]
   resolution, with or without variation, to authorize and approve the acquisition (the "Acquisition") of Centrasia Mining Corp. ("Centrasia") by way of a share for share exchange between Baradero and Centrasia, all as more particularly described in the accompanying management proxy circular dated August 11, 2005 (the
   "Management Proxy Circular").

                                                                 For    Against
5. To consider, and  if thought fit, conditional upon the        [ ]      [ ]
   the Acquisition becoming effective, to pass a  special
   resolution, with or without variation, to  change  the
   name of Baradero to "Centrasia  Mining Corp.",  all as
   more   particularly  described  in  the   accompanying
   Management Proxy Circular.

                                                                 For    Against
6. To  consider, and if thought fit, conditional upon the        [ ]      [ ]
   the  Acquisition  becoming  effective,   to  pass  an
   ordinary  resolution,  with or without variation,  to
   approve the adoption of a new stock  option plan,  to
   replace the  Company's  current  stock  option  plan,
   which  reserves  a  total  of 20% of the  issued  and
   outstanding   shares  of   Baradero   available   for
   issuance thereunder. The full text of the ordinary resolution approving the stock option plan is set out in the accompanying Management Proxy Circular



THIS PROXY MUST BE SIGNED AND DATED.  SEE IMPORTANT INSTRUCTIONS ON REVERSE.
================================================================================

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.

SIGNATURE:                   NAME:                        DATE:
          ------------------      -----------------------      -----------------
(PROXY MUST BE SIGNED AND DATED)  (PLEASE PRINT)

If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy. TO BE USED AT THE MEETING, THIS PROXY MUST BE RECEIVED AT THE OFFICES OF COMPUTERSHARE INVESTOR SERVICES INC. BY MAIL OR BY FAX NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE MEETING OR ADJOURNMENT THEREOF OR MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE INVESTOR SERVICES INC. IS 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AND ITS FAX NUMBER IS 1-866-249-7775. For shares held in a Canadian brokerage account, TELEPHONE VOTING CAN BE COMPLETED AT 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH) AND INTERNET VOTING AT WWW.PROXYVOTECANADA.COM. For shares held in a United States brokerage account, TELEPHONE VOTING CAN BE COMPLETED AT 1-800-454-8683 AND INTERNET VOTING AT WWW.PROXYVOTE.COM.

1. IF THE REGISTERED SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineer at the Meeting.

2. IF A BENEFICIAL SHAREHOLDER'S SECURITIES ARE HELD BY AN INTERMEDIARY (EG. A BROKER) AND THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS, such shareholder may only do so if he, she or it has instructed the intermediary to transfer the registration of such securities under the name of such beneficial shareholder before the record date, being July 28, 2005. Only registered shareholders as at the record date are entitled to vote in person at the meeting, subject to the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

3. IF THE REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the shareholder can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice or both choices on a resolution are specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against that resolution.

4. IF A REGISTERED SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions and to APPOINT ONE OF THE INDIVIDUALS NAMED BY MANAGEMENT as proxyholder, please leave the wording appointing such individual as shown, sign and date and return the Proxy. Where no choice or both choices are specified by the shareholder on a resolution shown on the Proxy, an individual appointed by management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted in accordance with the instructions of the registered shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities may be voted by the individual appointed as the proxyholder, in its sole discretion, sees fit.

6. If a registered shareholder votes by completing and returning the Proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Management Proxy Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a company, by its duly authorized officer or attorney for the company. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. A Proxy to be effective, must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Fax (within North America): 1-866-249-7775 Fax
         (outside       North       America):        416-263-9524,        Email:
         caregistryinfo@computershare.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, OR MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

                       ---                                               ---
                       |                                                   |
                       |                                                   |
                       |                                                   |
                       |                                                   |
                       |                                                   |
                       |                                                   |
                       |---                                             ---|

                           BARADERO RESOURCES LIMITED



                                    NOTICE OF
                                   ANNUAL AND
                                 SPECIAL MEETING
                                       OF
                                  SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 12, 2005


                                       AND


                            MANAGEMENT PROXY CIRCULAR



                                 AUGUST 11, 2005

                           BARADERO RESOURCES LIMITED
                         1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585


August 11, 2005

Dear Shareholder:

This management information circular (the "Circular") contains information for holders of common shares of Baradero Resources Limited ("Baradero" or the "Company") relating to the proposed acquisition (the "Acquisition") of Centrasia Mining Corp. ("Centrasia") a privately-owned exploration and development company, by way of a share for exchange, as well as certain other general and special matters to be dealt with at the upcoming shareholders' meeting.

The Acquisition is contingent upon, among other things, approval of the Acquisition by the shareholders of Baradero and receipt of regulatory approval satisfactory in form and substance to Baradero's board of directors.

You are invited to attend the special Meeting of Baradero's shareholders (the "Shareholders") to be held at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, on September 12, 2005 starting at 10:00 a.m., at which time you will be asked to consider and vote upon the proposed Acquisition and other related matters.

THE BOARD OF DIRECTORS OF BARADERO HAS UNANIMOUSLY APPROVED THE ACQUISITION AND RECOMMENDS THAT SHAREHOLDERS OF BARADERO VOTE IN FAVOUR OF THE ACQUISITION AND ALL MATTERS TO BE CONSIDERED AT THE MEETING. Without the prescribed approval of the Shareholders, the proposed Acquisition cannot take place.

Your attention is directed to the section entitled "The Acquisition - Reasons for the Acquisition" in the accompanying Management Proxy Circular where the Board of Directors' reasons for recommending the Acquisition are summarized.

IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE RETURN THE ENCLOSED FORM OF PROXY SO THAT YOUR SHARES CAN BE VOTED AT THE MEETING IN ACCORDANCE WITH YOUR INSTRUCTIONS. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH THE ENCLOSED DOCUMENTS OR THE MATTERS REFERRED TO THEREIN, PLEASE IMMEDIATELY CONSULT YOUR LEGAL ADVISOR OR BROKER.

Yours truly,


/s/ NICK DEMARE


Nick DeMare
President and Chief Executive Officer

                           BARADERO RESOURCES LIMITED

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Baradero Resources Limited ("Baradero" or the "Company") will be held at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, on Monday, September 12, 2005 at 10:00 a.m. (Vancouver time), for the following purposes:

1. To receive the audited consolidated financial statements of Baradero for the fiscal year ended March 31, 2005, together with the auditor report thereon;

2. To appoint Auditors and to authorize the Directors to fix their remuneration;

3.       To determine the number of Directors at five;

4.       To elect Directors;

5. To consider and, if thought fit, to pass an ordinary resolution, with or without variation, to authorize and approve the acquisition (the "Acquisition") of Centrasia Mining Corp. ("Centrasia") by way of a share for share exchange between Baradero and Centrasia, all as more particularly described in the accompanying management proxy circular dated August 11, 2005 (the "Management Proxy Circular");

6. To consider, and if thought fit, conditional upon the Acquisition becoming effective, to pass a special resolution, with or without variation, to change the name of Baradero to "Centrasia Mining Corp.", all as more particularly described in the accompanying Management Proxy Circular;

7. To consider, and if thought fit, conditional upon the Acquisition becoming effective, to pass an ordinary resolution, with or without variation, to approve the adoption of a new stock option plan, to replace the Company's current stock option plan, which reserves a total of 20% of the issued and outstanding shares of Baradero available for issuance thereunder. The full text of the ordinary resolution approving the stock option plan is set out in the accompanying Management Proxy Circular; and

8. To transact such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting are a Management Proxy Circular which contains Baradero's audited consolidated financial statements for the fiscal years ended May 31, 2003, 2004, 2005; audited financial statements of Centrasia for the four month period from incorporation on February 4, 2004 to May 31, 2004 and interim audited financial statements for the ten month period ended March 31, 2005, audited financial statements of BMC for the period from incorporation on June 9, 2004 to December 31, 2004 and interim audited financial statements for the three month period ended March 31, 2005 together with consolidated proforma financial statements as at May 31, 2005 and a form of Proxy. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on July 28, 2005 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and the Management Proxy Circular accompanying this Notice. Please advise Baradero of any change in your mailing address. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or delivered to the Chairman prior to the commencement of the Meeting.

DATED at Vancouver, British Columbia, this 11th day of August, 2005.





                              BY ORDER OF THE BOARD


                                 /s/ NICK DEMARE


                                   Nick DeMare
                      President and Chief Executive Officer

                                TABLE OF CONTENTS


MANAGEMENT PROXY CIRCULAR......................................................1

SUMMARY........................................................................I

GLOSSARY OF TERMS..............................................................I

GENERAL PROXY INFORMATION......................................................1

THE ACQUISITION................................................................2

INFORMATION CONCERNING CENTRASIA..............................................10

   GENERAL....................................................................10
   MARSA OPTION...............................................................10
   BUSINESS OF CENTRASIA......................................................13
   BULAKASHU PROPERTY.........................................................13
   SELECTED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS......28
   DIRECTORS AND OFFICERS OF CENTRASIA........................................31
   SHARE CAPITAL..............................................................34
   CAPITALIZATION.............................................................34
   PRIOR SALES................................................................35
   PRINCIPAL HOLDERS OF SECURITIES............................................35
   EXECUTIVE COMPENSATION.....................................................36
   RISK FACTORS...............................................................40
   INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS...........................45
   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.................45
   DIVIDEND RECORD AND POLICY.................................................45
   MATERIAL CONTRACTS.........................................................45
   AUDITORS...................................................................46
   LEGAL PROCEEDINGS..........................................................46

INFORMATION CONCERNING BARADERO...............................................46

   GENERAL....................................................................46
   SUBSIDIARIES...............................................................47
   BUSINESS OF BARADERO.......................................................47
   SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSIONS
     AND ANALYSIS.............................................................48
   DIRECTORS AND OFFICERS OF BARADERO.........................................51
   SHARE CAPITAL..............................................................53
   CONSOLIDATED CAPITALIZATION................................................53
   PRIOR SALES................................................................53
   PRINCIPAL HOLDERS OF SECURITIES............................................54
   RISK FACTORS...............................................................56
   INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS...........................57
   MANAGEMENT CONTRACTS.......................................................58
   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.................58
   DIVIDEND RECORD AND POLICY.................................................58
   SPONSORSHIP................................................................58
   MATERIAL CONTRACTS.........................................................58
   AUDITORS, TRANSFER AGENT AND REGISTRARS....................................59
   LEGAL PROCEEDINGS..........................................................59
   AUDIT COMMITTEE............................................................59
   ADDITIONAL INFORMATION.....................................................62

INFORMATION CONCERNING THE RESULTING ISSUER...................................62

   GENERAL....................................................................62
   SHARE AND LOAN CAPITAL OF THE RESULTING ISSUER.............................63
   PRIOR SALES................................................................65
   PRINCIPAL SHAREHOLDERS.....................................................65
   RIGHTS TO PURCHASE SECURITIES..............................................65
   DIVIDEND RECORD............................................................67
   DIRECTORS AND OFFICERS OF THE RESULTING ISSUER.............................67
   LEGAL PROCEEDINGS..........................................................72
   AUDITORS, TRANSFER AGENT AND REGISTRARS....................................72
   MATERIAL CONTRACTS.........................................................72
   SELECTED PROFORMA FINANCIAL INFORMATION....................................73
   RISK FACTORS...............................................................73

ANNUAL MEETING BUSINESS.......................................................73

   APPOINTMENT OF AUDITORS....................................................75
   EXECUTIVE COMPENSATION.....................................................75

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON.................................79

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON.......................80

PARTICULARS OF OTHER MATTERS..................................................80

CONSENTS......................................................................80

AUDITORS' CONSENTS............................................................82

APPROVAL OF BARADERO RESOURCES LIMITED........................................84

APPROVAL OF CENTRASIA MINING CORP.............................................85

INDEX TO SCHEDULES

                            MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is being furnished in connection with the solicitation of proxies by management of Baradero for use at the annual and special meeting of Shareholders to be held at 10:00 a.m. (Vancouver time) on Monday, September 12, 2005 at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, and at any adjournment thereof.

It is anticipated that this Management Proxy Circular and the accompanying form of Proxy will be distributed to Shareholders on or about August 15, 2005. Unless otherwise indicated, information in this Management Proxy Circular is given as at July 29, 2005.

SEE  "INFORMATION   CONCERNING   CENTRASIA  -  RISK  FACTORS"  AND  "INFORMATION
CONCERNING BARADERO - RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO SHAREHOLDERS REGARDING THE ACQUISITION AS REFERRED TO IN THIS MANAGEMENT PROXY CIRCULAR.

The date of this Management Proxy Circular is August 11, 2005.

No person is authorized to give any information or to make any representation not contained in this Management Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Management Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

THE TSX VENTURE EXCHANGE (THE "TSX-V") HAS NOT IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTIONS DESCRIBED HEREIN AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

INFORMATION

The information contained or referred to in this Management Proxy Circular with respect to Centrasia has been furnished by Centrasia. Baradero and its directors and officers have relied on the information relating to Centrasia provided by Centrasia and take no responsibility for any errors in such information or omissions therefrom.

TECHNICAL INFORMATION

Technical information provided herein for the Bulakashu property (the "Bulakashu Property" or the "Property") is based upon information contained in a report (the "Technical Report") entitled "The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan" dated June 15, 2005, prepared by APEX Geoscience Ltd. ("APEX"). The Technical Report was prepared for Centrasia in compliance with National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101) for submission as an independent technical report to the TSX-V, the British Columbia and the Alberta Securities Commission in connection with this Management Proxy Circular and the Acquisition.

The Technical Report was prepared by Mr. Dean J. Besserer, B.Sc., P.Geol. of APEX as the responsible "qualified person" under NI 43-101. The technical information contained in this Circular with respect to the Property has been summarized from the Technical Report. Centrasia has filed the Technical with the British Columbia Securities Commission.

Data used in the compilation of the Technical Report came from many sources and time periods before the author's involvement. Other than the purpose of conveying the history of all exploration work at the Bulakashu Property, references to historical data cannot be verified and therefore were not relied upon other than a general indication of the presence and style of mineralization on the Bulakashu Property. For example, many of the reports used to prepare the Technical Report, were prepared under the supervision of and to the specifications of the Department of the Kyrgyz SSR, prior to Kyrgyzstan's independence or by the Kyrgyz State Agency on Geology and Mineral Resources, after independence. The manner in which most of the data was collected and presented was reasonable by today's standards and unless specified should be considered reliable. The format of more recent reports compiled by the staff of BMC and Marsa do not comply with NI 43-101 standards, however, the author has no reason to believe that the information and observations contained within those reports are not accurate.

For the purpose of reporting historical work, there are references to Soviet era resource estimates in the Technical Report. These resource estimates are not compliant with NI 43-101 standards, nor is there sufficient information to upgrade these resources to NI 43-101 standards. The Soviet era resource estimates are only referred to as a point of historical significance, and as an indication of their significance to other known Soviet resources and/or reserves. According to the Soviet guidelines for Resource Classification, "C1" and "C2" resource estimates are made according to strict guidelines set forth by the USSR State Committee on Reserves, while "P" category resource estimates can be made by local teams or state agencies and are of varying quality and standards. "C1" resources are carefully estimated from data derived by drilling, surface and underground sampling. These resources are used to make a pre-feasibility study and to define the nature of the resource for future planning. Soviet feasibility studies conform to industry standards in that they typically include mineralogical mining and metallurgical evaluations in addition to the resource estimate. Pending the outcome of data verification, the Soviet "C1" resource category can be the equivalent of or reclassified as a JORC or CIM compliant "indicated" resource estimate. "C2" resources are delineated by drilling and in some cases; they may be supported by underground sampling. Drill spacing and if available, underground sampling is wider and less detailed than is required to support a "C1" estimate. At best, a "C2" estimate can only be considered a geologic resource. Pending the outcome of data verification, a "C2" category resource may support a JORC or CIM compliant "inferred" resource estimate. "P" resources are estimates of the "potential" resource of a prospect, often based on some limited sampling and geologic inference to similar deposits elsewhere. "P" resource estimates are referred to in this report for historical purposes only and an indication as to what the Soviet era workers thought, "may be the potential" for a particular prospect. These estimates are often made with little hard geologic information and must be viewed with caution.

CURRENCY AND EXCHANGE RATES

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

                                                                                    YEAR ENDED MAY 31
                                                                          2005            2004             2003
                                                                          ----            ----             ----
U.S. Dollar per Canadian dollar:

      Rate at end of period:                                           US$0.7964       US$0.7342        US$0.7328

      Average rate for period(1)<F1>:                                  US$0.8103       US$0.7443        US$0.6574

      High for period:                                                 US$0.7871       US$0.7865        US$0.7450

      Low for period:                                                  US$0.8342       US$0.7059        US$0.6258

(1)<F1> These exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on August 10, 2005, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.8254.

Unless otherwise specified, in this Circular, all references to "dollars" or to "$" are to Canadian dollars and all references to "U.S. dollars" or to "US$" are to United States dollars.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this Management Proxy Circular are reported in Canadian dollars. All such financial statements have been prepared in accordance with Canadian generally accepted accounting principles

                                     SUMMARY


THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS MANAGEMENT PROXY CIRCULAR AND THE SCHEDULES ATTACHED HERETO. CAPITALIZED WORDS USED IN THIS SUMMARY ARE DEFINED IN THE GLOSSARY OF TERMS. THIS SUMMARY IS PROVIDED FOR CONVENIENCE OF REFERENCE ONLY. THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED IN THE NOTICE OF MEETING AND THE BODY OF THIS MANAGEMENT PROXY CIRCULAR AND THE SCHEDULES ATTACHED HERETO. SHAREHOLDERS ARE URGED TO REVIEW THIS MANAGEMENT PROXY CIRCULAR IN ITS ENTIRETY.

THE DISCLOSURE IN THIS MANAGEMENT PROXY CIRCULAR OF A SCIENTIFIC AND TECHNICAL NATURE UNDER THE HEADING "INFORMATION CONCERNING CENTRASIA - BUSINESS OF CENTRASIA" - AND "INFORMATION CONCERNING THE RESULTING ISSUER - BUSINESS OF THE RESULTING ISSUER" IS BASED ON THE TECHNICAL REPORT (AS DEFINED HEREIN).

THE MEETING

TIME, DATE AND PLACE OF MEETING

The annual and special meeting (the "Meeting") of the Shareholders of Baradero Resources Limited will held on Monday, September 12, 2005 at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia commencing at 10:00 a.m. (Vancouver time).

PURPOSE OF THE MEETING

At the Meeting, Shareholders will receive the audited consolidated financial statements of Baradero for the fiscal year ended May 31, 2005 and will be asked to consider, and if thought fit, to pass resolutions approving or confirming the following matters:

   o     to determine the number of Directors at five;

   o     to elect Directors

   o to appoint Auditors and to authorize the Directors to fix their remuneration;

   o     to approve the Acquisition of Centrasia; and

   o conditional upon the Acquisition becoming effective, to approve Baradero's Stock Option Plan.

At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass a Special Resolution, conditional upon the Acquisition becoming effective, to approve the change of name of Baradero to "Centrasia Mining Corp."

MEETING RECORD DATE

Baradero has fixed July 28, 2005 as the record date for determining the Baradero Shareholders entitled to receive notice of and vote at the Meeting.

THE ACQUISITION

GENERAL

Pursuant  to  a  share  purchase   agreement  among   Baradero,   the  Centrasia
Shareholders and Centrasia dated July 25, 2005, (the "Formal Agreement") Baradero proposes to acquire Centrasia by way of a share for share exchange between Baradero and the Centrasia Shareholders pursuant to which Baradero will issue to the Centrasia Shareholders one Baradero Share in exchange for each Centrasia Share held and Centrasia will become a wholly-owned subsidiary of Baradero. Completion of the Acquisition will result in Baradero effectively becoming involved

                                       II

in the acquisition, exploration and development of mineral properties in the Kyrgyz Republic, through Centrasia. See "Matters to be Acted Upon - The Acquisition."

The principal asset of Centrasia is the Marsa Option. On July 8, 2005, Marsa granted to Centrasia the right to acquire all of the issued and outstanding shares of BMC. The sole asset of BMC is the BMC Licence which permits the exploration of the Bulakashu Property located in a north central area of the Kyrgyz Republic within the Tien Shan Metallogenic Belt. See "Information Concerning Centrasia - Description of the Business - Bulakashu Property".

Upon completion of the Acquisition, the Resulting Issuer intends to commence an exploration program on the Bulakashu Property. During the 12 month period following the completion of the Acquisition, the Resulting Issuer intends to complete two phases of exploration. The first phase of exploration is intended to include a complete regional data compilation which is intended to encompass an airborne geophysical survey and historic compilations, geochemical soil survey data and drilling or from within adits. In addition, the Resulting Issuer intends to undertake follow-up exploration at the Property in order to define drill targets for a second phase of development and the evaluation of other gold and copper occurrences on the Property. The Resulting Issuer intends to spend approximately $200,000 on the first phase of exploration during the 12 month period following the completion of the Acquisition. See "The Acquisition - Available Funds and Principal Purposes".

REASONS FOR THE ACQUISITION

The primary purpose of the Acquisition is to acquire Centrasia and the assets of Centrasia, thereby becoming involved in the acquisition, exploration and development of mineral properties in the Kyrgyz Republic. See "Matters to be Acted Upon - The Acquisition - Background to and Reasons for the Acquisition."

REQUIRED APPROVALS

The Acquisition is subject to a number of approvals which may be obtained prior to its implementation, including the following:

(a)      Shareholder Approval

The Acquisition constitutes a reverse takeover under TSX-V policies and accordingly the approval of a majority of the Baradero Shareholders is required. At the Meeting, the Baradero Shareholders will be asked to consider and, if thought fit, to pass the Acquisition Resolution, the full text of which is set out in Resolution 1 of Schedule "A" attached to this Circular.

(b)      Regulatory Approval

The Acquisition remains subject to approval by the TSX-V, and such approval may not be received on a basis acceptable to Baradero and/or Centrasia, or at all.

CONDITIONS TO THE ACQUISITION BECOMING EFFECTIVE

Completion of the Acquisition is subject to a number of conditions specified in the Formal Agreement including, among others:

   o     completion of due diligence reviews;

   o     completion of the Baradero Financing;

   o     increasing the number of directors of Baradero from three to six;

   o     electing two additional directors to the Board of Baradero;

   o     changing the name of Baradero to Centrasia Mining Corp.;

   o     obtaining shareholder and regulatory approvals to the Acquisition; and

   o     converting the outstanding Centrasia Loans to Baradero Units.

                                      III

There can be no assurance that such conditions will be satisfied. See "The Acquisition - Approvals Necessary for the Acquisition - Conditions to the Acquisition Becoming Effective".

EFFECTIVE DATE

The share exchange between Baradero and the Centrasia Shareholders will occur once all the conditions to proceeding with the Acquisition have been satisfied which is expected to be on or about September 1, 2005, but in any event, no later than September 30, 2005.

SELECTED FINANCIAL INFORMATION

See Schedule "B" - Baradero Resources Limited - Audited Consolidated Financial Statements; Schedule "C" - Centrasia Mining Corp. - Audited Financial Statements, Schedule "D" - Bulakashu Mining Company Ltd. - Audited Financial Statements and Schedule "E" - Proforma Consolidated Financial Statements.

DIRECTORS AND OFFICERS

Upon the completion of the Acquisition, Baradero will have six directors, and the persons listed below will be the initial directors and officers of Baradero:

    Douglas Turnbull      President, Chief Executive Officer and Director
    Nick DeMare           Chief Financial Officer, Director
    Gregory Crowe         Director
    Lindsay Bottomer      Director
    Cary Pinkowski        Director
    Oleg Kim              Director
    William J. Tafuri     Vice-President Exploration and Director of Operations,
                          Asia
    James Harris          Corporate Secretary

NAME CHANGE

Conditional upon and concurrent with the completion of the Acquisition, and subject to shareholder and regulatory approvals, Baradero will change its name to "Centrasia Mining Corp." See "Particulars of Other Matters to be Acted Upon at the Meeting - Approval of Name Change".

STOCK OPTION PLAN

Baradero currently has a stock option plan in place which allows it to grant options to purchase up to 10% of the issued and outstanding share capital of Baradero at the time the options are granted. See "Information Concerning Baradero - Options to Purchase Securities".

It is a term of the Formal Agreement that, Baradero replace its current stock option plan with a stock option plan that will entitle Baradero to grant a maximum of 2,500,000 stock options, being 20% of Baradero's issued and outstanding shares as at the Effective Date of the Acquisition including any outstanding stock options. See "Particulars of Other Matters to be Acted Upon - Approval of Stock Option Plan".

RECOMMENDATIONS OF DIRECTORS

The Baradero Board has reviewed the terms and conditions of the Acquisition as set forth in the Formal Agreement and has unanimously concluded that the terms are fair and reasonable to, and are in the best interests of Baradero and the Baradero Shareholders. Subject to satisfaction of a number of conditions, including completion of due diligence reviews, and obtaining shareholder and regulatory approvals, the Baradero Board has approved the Acquisition and authorized the Acquisition Resolution to be submitted to the Baradero Shareholders for approval. See "The Acquisition - Recommendations of the Board of Directors of Baradero".

                                GLOSSARY OF TERMS

IN THIS MANAGEMENT PROXY CIRCULAR, UNLESS THERE IS SOMETHING IN THE SUBJECT MATTER OR CONTEXT INCONSISTENT THEREWITH, THE FOLLOWING CAPITALIZED WORDS AND TERMS SHALL HAVE THE FOLLOWING MEANINGS:

$ OR CDN                        Means  Canadian  dollars  and "US$" means United
                                States dollars.

ACQUISITION                     The  proposed  acquisition  of all of the issued
                                and outstanding  Centrasia Shares by Baradero by
                                way of a share for share  exchange  whereby  the
                                Centrasia Shareholders will receive one Baradero
                                Share  for  each   Centrasia   Share   held  and
                                Centrasia will become a wholly-owned  subsidiary
                                of  Baradero,  as  contemplated  by  the  Formal
                                Agreement,   and  any   amendment  or  variation
                                thereto.

ACQUISITION RESOLUTION          Means the ordinary  resolution of  the  Baradero
                                Shareholders     concerning    the  Acquisition,
                                substantially in the form and content set out as Resolution 1 of Schedule "A" attached to this Circular.

AFFILIATE                       Means  any  company  that  is  a  subsidiary  of
                                another company or each of them is controlled by the same person.

ASSOCIATE                       Means, if used to indicate a relationship with a
                                Person:

                                (a)      a partner of that Person;

                                (b) a trust or estate in which that Person has a substantial beneficial interest or for which that Person serves as trustee or in a similar capacity;

                                (c) a company of which that Person beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the company; or

                                (d)      in case of an individual:

                                         (i) that individual's  spouse or child,
                                             or

                                         (ii) a relative of that  individual  or
                                              that  individual's  spouse if that
                                              relative has  the same home as the
                                              individual.

                                and for the purpose of this definition, "spouse" includes an individual who is living with another individual in a marriage-like relationship.

AUDITORS D & H Group LLP, Chartered Accountants, the auditors of Baradero.

BARADERO Baradero Resources Limited, a company continued under the laws of British Columbia.

BARADERO FINANCING              The  proposed   non-brokered  private  placement
                                of Baradero to raise gross proceeds of  $875,000
                                through the issuance of Baradero Units at a purchase price of $0.20 per Baradero Unit.

BARADERO LOAN                   The  loan  by Baradero  to Centrasia  of $25,000
                                on April 26, 2005. The Baradero Loan bears interest at the rate of 10% per annum in the event that the Acquisition does not complete.

BARADERO SHARES                 The  common  shares  without  par  value  in the
                                capital of Baradero as the same are constituted on the date hereof.

BARADERO SHAREHOLDERS           A person who is a registered holder of  Baradero
                                Shares  as  shown  on  the  share  register   of
                                Baradero at the appropriate time.

BARADERO OPTIONS                Options to acquire Baradero Shares.

BARADERO UNITS                  Units consisting of one Baradero  Share and  one
                                common  share  purchase  warrant of  Baradero (a
                                "Baradero   Warrant").   One  Baradero   Warrant
                                entitles the holder to purchase  one  additional
                                Baradero Share at an exercise price of $0.40 per share for a period of two years from the date of issuance.

BCBCA British Columbia BUSINESS CORPORATIONS ACT, as amended.

BCSC                            British Columbia Securities Commission.

BMC Bulakashu Mining Company Ltd., a Kyrgyz limited liability company, which is a wholly owned subsidiary of Marsa.

BMC LICENCE                     Licence No:  AP48 issued by the State Agency for
                                Geology  and   Mineral   Resources   under   the
                                Government of the  Kyrgyz  Republic  dated March
                                28, 2005, an exploration licence held by BMC that permits BMC to explore for gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licences:
                                Upper Karabulak, Lower Karabulak, Upper Tokailu and Lower Tokailu.

BMC LOAN The amount of US$110,000 advanced by Centrasia to BMC pursuant to a loan agreement among Centrasia, Marsa, Aitas Mining Corp. ("Aitas") and BMC dated September 24, 2004, as amended, and further evidenced by a demand promissory note of the same date.

BOARD OR THE BOARD OF           The board of directors of Baradero.
DIRECTORS

BUSINESS DAY                    A  day  which  is  not  a  Saturday,  Sunday  or
                                statutory holiday in British Columbia.

CANACCORD                       Canaccord   Capital   Corporation,    Baradero's
                                sponsor for the Acquisition, as required by the policies of the TSX-V.

CENTRASIA                       Centrasia   Mining  Corp.,  a company  continued
                                under  the  laws  of  the  Province  of  British
                                Columbia.

CENTRASIA SHARES                The   common   shares  without   par   value  of
                                Centrasia, as the same are constituted on the date hereof.

CENTRASIA SHAREHOLDERS          The   shareholders   of   Centrasia  as  of  the
                                Effective Date.

CIRCULAR This management proxy circular together with the schedules attached hereto.

COMPUTERSHARE                   Computershare Investor Services Inc., Baradero's
                                Registrar and Transfer Agent.

CONTROL                         A company is "controlled" by a Person if:

                                (a) Voting Shares of the company are held, other than by way of security only, by or for the benefit of that Person, and

                                (b) the Voting Shares, if voted, entitle the Person to elect a majority of the directors of the company.

CPC A capital pool company that has filed and received a receipt for a prospectus from a securities commission, where the CPC prospectus is filed in compliance with the CPC Policy and has not completed a Qualifying Transaction.

CPC POLICY                      TSX-V   Policy  2.4   entitled   "Capital   Pool
                                Companies."

EFFECTIVE DATE                  The date the Acquisition is completed.

FINDER'S FEE                    The finder's fee  in  respect of the Acquisition
                                to be paid by Baradero to Mr. Shapur Salem by the issuance of 233,338 Baradero Shares.

FORMAL AGREEMENT                The formal share  purchase  agreement dated July
                                25, 2005, as may subsequently be amended,  among
                                Baradero,    Centrasia    and   the    Centrasia
                                Shareholders to effect the Acquisition.

INSIDER An insider as defined in the SECURITIES ACT (British Columbia) including the directors and senior officers of Baradero, or subsidiaries of Baradero, and any person that had direct or indirect ownership of, or control or direction over, securities of Baradero carrying more than 10% of the voting rights attaching to the respective outstanding voting securities of Baradero.

LETTER AGREEMENT                The arm's length agreement dated March 17,  2005
                                among  Baradero,  Centrasia  and  the  Centrasia
                                Shareholders regarding the Acquisition, which was replaced by the Formal Agreement.

MAGELLAN HOLDINGS (BVI)         Magellan  Holdings  (BVI) Corp.,  a wholly-owned
                                subsidiary of Baradero, a incorporated under the
                                laws  of  the  British  Virgin  Islands,   which
                                indirectly owns Magellan Gold (BVI) Inc.

MAGELLAN GOLD  (BVI)            Magellan   Gold  (BVI)   Inc.,   a  wholly-owned
                                subsidiary of Magellan Holdings (BVI) Corp., incorporated under the laws of the British
                                Virgin Islands, and which will indirectly upon completion of the Acquisition acquire the Marsa
                                Option.

MARSA Marsa Gold Corp., a Kyrgyz limited liability company, which granted the Marsa Option to Centrasia.

MEETING The annual and special meeting of the Baradero Shareholders to be held on September 12, 2005 and any adjournment or postponement thereof.

RECORD DATE                     The date fixed by Baradero for  determining  the
                                Baradero Shareholders entitled to receive notice of and vote at the Meeting, being July 28, 2005.

ORDINARY RESOLUTION             A  resolution  passed  by   a  simple   majority
                                (50%  +  1)  of  the  votes  cast  by   Baradero
                                Shareholders   who  voted  in  respect  of  such
                                resolution at the Meeting which respect
                                to a particular matter either in person or by proxy.

OTC-BB                          Over-The-Counter Bulletin Board.

PERSON                          Means an individual,  corporation,  incorporated
                                associated  or  organization,   body  corporate,
                                partnership, trust association or other entity.

PROPERTY OR THE BULAKASHU       The  property  that is the  subject  of  the BMC
PROPERTY                        Licence.

PROXY                           The form of Proxy included with this Circular.

QUALIFYING TRANSACTION          Means a transaction where a CPC:

                                 (a)     issues  or   proposes   to  issue,   in
                                         consideration  for the  acquisition  of
                                         significant  assets,  common  shares or
                                         securities convertible, exchangeable or
                                         exercisable  into common shares which ,
                                         if  fully   converted,   exchanged   or
                                         exercised would represent more than 25%
                                         of  its   common   shares   issued  and
                                         outstanding  immediately  prior  to the
                                         issuance;

                                 (b) enters into an arrangement, amalgamation, merger or reorganization with another company with significant assets, whereby the ratio of securities which are distributed to the shareholders of the CPC and the other company results in the shareholders of the other company acquiring control of the resulting issuer; or

                                 (c) otherwise acquires significant assets (other than cash).

                                but excludes a transaction which consists solely of the issuance for cash by the CPC of common shares or securities convertible, exchangeable or exercisable into common shares, representing more than 25% of the CPC's common shares issued and outstanding immediately prior to the issuance.

REGISTRAR                       Registrar of Companies for British Columbia.

RELATED PARTIES                 Means   a  director,  officer,  promoter,  other
                                Insider or control person and any Associate or Affiliate of such person.

SPECIAL RESOLUTION              A  resolution  passed  by a majority of not less
                                than  two-thirds  (2/3)  of the  votes  cast  by
                                shareholders   who  voted  in  respect  of  such
                                resolution at the Meeting with respect to a particular matter either in person or by proxy.

RESULTING ISSUER                Centrasia Mining  Corp., the company  which will
                                result from the Acquisition of Centrasia by Baradero by way of a share for share exchange with Centrasia Shareholders, and the concurrent name change.

RESULTING ISSUER SHARES         The common  shares  without  par  value  of  the
                                Resulting Issuer.

RESULTING ISSUER OPTIONS        Options to acquire Resulting Issuer Shares.

RESULTING ISSUER WARRANTS       Common  share purchase  warrants  exercisable to
                                acquire Resulting Issuer Shares.

SURPLUS SECURITIES              Means    securities   issued   pursuant   to   a
                                transaction   which  are  not   supported  by  a
                                valuation and a valuation method acceptable to the TSX-V or for which the value of the asset is less than the deemed value of the securities, or securities which are otherwise determined by the TSX-V to be Surplus Securities and required to be placed in escrow under a Surplus Securities escrow agreement.

TECHNICAL REPORT                The  Technical Report for the  Bulakashu Project
                                dated  June  15,  2005,   prepared  by  Dean  J.
                                Besserer,   B.Sc.,   P.Geol.  of  APEX,  as  the
                                responsible independent qualified person, in accordance with National Instrument 43-101 -
                                Standards of Disclosure for Mineral Projects.

TSX-V                           The TSX Venture Exchange Inc.

VOTING SHARE                    Means a security of an issuer that:

                                (a)      is not a debt security, and

                                (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF BARADERO FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF BARADERO (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON MONDAY, SEPTEMBER 12, 2005 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of Baradero at nominal cost. All costs of solicitation by management will be borne by Baradero.

THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF BARADERO.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are Directors and/or Officers of Baradero. A form of Proxy will be sent with this Circular to the Baradero Shareholders. A BARADERO SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A BARADERO SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A Baradero Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Baradero Shareholder or by his attorney authorized in writing or, where the Baradero Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. A Proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or delivered to the Chairman prior to the commencement of the Meeting. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. BARADERO SHAREHOLDERS WHO DO NOT HOLD THEIR BARADERO SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE
ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Securityholder how to vote on behalf of the beneficial Baradero Shareholder.

If Baradero Shares are listed in an account statement provided to a Baradero Shareholder by a broker, then in almost all cases those Baradero Shares will not be registered in such Baradero Shareholder's name on the records of Baradero. Such shares will more likely be registered under the name of the Baradero Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Baradero Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Baradero Shares, which company acts as nominee for many Canadian brokerage firms). Baradero Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Baradero Shares for their clients. The directors and officers of

Baradero do not know for whose benefit the Baradero Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER, Baradero has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders' meetings unless the Non-Registered Shareholder has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Baradero Shares are voted at the Meeting. Often the form of proxy supplied to a beneficial Baradero Shareholder by its broker is identical to the form of proxy provided by Baradero to the registered Baradero Shareholders. However, its purpose is limited to instructing the registered Baradero Shareholder how to vote on behalf of the beneficial Baradero Shareholder should a non-registered Baradero Shareholder receiving such a form wish to vote at the Meeting, the Non-Registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Baradero Shares to be represented at the Meeting. A BENEFICIAL BARADERO SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE BARADERO SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE BARADERO SHARES VOTED. All references to Baradero Shareholders in this Circular and the accompanying Baradero Proxy and Notice of Meeting are to Baradero Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Baradero Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the Baradero Shareholder on any ballot that may be called for and, if the Baradero Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Baradero Shares represented by such proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED, THE PERSON DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ALL MATTERS PROPOSED BY MANAGEMENT AT THE MEETING.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

   Issued and Outstanding:        2,101,523 Baradero Shares without par value

   Authorized Capital:            An unlimited number of Baradero Shares without
                                  par value

Only Baradero Shareholders of record at the close of business on July 28, 2005 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Baradero Shares voted at the Meeting.

To the knowledge of the directors and senior officers of Baradero, no person or company beneficially own, directly or indirectly or exercise control or direction over, Baradero Shares carrying more than 10% of the voting rights attached to all outstanding Baradero Shares.

                                 THE ACQUISITION

BACKGROUND TO AND REASONS FOR THE ACQUISITION


Baradero was originally formed to operate as a CPC in accordance with the policies of the TSX-V.

In September 2001, Baradero acquired California Explorations Inc., ("CalEx") a Nevada incorporated company involved in the oil and gas industry. This transaction constituted a Qualifying Transaction under the CPC Policy. As a result of the Qualifying Transaction, Baradero's operations consisted solely of the operations of CalEx. CalEx principally operated in California where it acquired, explored and developed petroleum and natural gas projects in California. Baradero was unsuccessful in its drilling of wells on its prospects. On May 31, 2004, Baradero abandoned its oil and gas subsidiary, CalEx, and no longer holds any oil and gas interests. Baradero has since been assessing its business opportunities, attempting to identify viable business assets to be acquired.

Centrasia is a precious and base metal exploration company that has been in operation since February 2004. During 2004, Centrasia concentrated on evaluating joint venture opportunities with early to advanced exploration stage gold and base metal projects in Kazakhstan, the Kyrgyz Republic and Uzbekistan. These countries cover the central portion of the Tien Shan Metallogenic Belt.

On March 17, 2005, Baradero entered into a Letter Agreement with Centrasia and the Centrasia Shareholders. The Letter Agreement outlined the principal terms of the Acquisition by way of a share exchange involving Baradero and the Centrasia Shareholders pursuant to which Baradero would acquire all of the issued and outstanding Centrasia Shares. The Letter Agreement contemplated that the parties would enter into a Formal Agreement containing terms and conditions customary for a transaction of this nature.

FORMAL AGREEMENT

Pursuant to the Formal Agreement dated July 25, 2005, the Acquisition is structured as a share for share exchange whereby the Centrasia Shareholders will exchange their Centrasia Shares for Baradero Shares on a one for one basis and Centrasia will become a wholly-owned subsidiary of Baradero. It is anticipated that after the closing of the Baradero Financing, that the Centrasia Shareholders will hold approximately 30.14% and the Baradero Shareholders will hold approximately 16.66% of the issued and outstanding shares of the Resulting Issuer following the Acquisition.

In addition, it is anticipated that the following additional matters will occur as part of the Acquisition:

     (a) Baradero will complete the Baradero Financing to provide necessary ongoing funding for the Resulting Issuer. See "The Acquisition - Baradero Financing".

     (b)          The  outstanding   Centrasia  Loans  will  be  converted  into
                  Baradero Shares or Baradero Units.

     (c) Concurrent with the Effective Date, the name of Baradero will be changed to "Centrasia Mining Corp.".

     (d) On the Effective Date, the board of directors of Baradero will be reconstituted (See "Information Concerning Baradero - Directors and Officers of Baradero" and "Information
                  Concerning the Resulting Issuer - Directors and Officers of the Resulting Issuer").

     (e) The current Baradero stock option plan will be replaced by a new stock option plan that will reserve a total of 20% of the issued and outstanding shares of Baradero on the Effective Date of the Acquisition.

     (f) Centrasia will sell, transfer and assign the Marsa Option to Magellan Gold (BVI), a wholly owned subsidiary of Baradero.

A copy of the Formal Agreement is available for review during regular business hours at the offices of Axium Law Corporation located at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia.

The Board of Directors has concluded that the proposed Acquisition is fair and reasonable and in the best interests of Baradero and Baradero Shareholders. In arriving at their conclusion, the Board of Directors considered, among other matters, the following reasons:

     (a)          the   opportunities   to  generate   value  for  the  Baradero
                  Shareholders in the mining industry;

     (b) the procedures by which the Acquisition will be approved, including the approval required from Baradero Shareholders at the Meeting by a simple majority of Baradero Shareholders;

     (c) the results of their review and assessment of Centrasia and its business and assets;

     (d)          the experience and expertise of the Centrasia management team;
                  and

     (e) basic financial considerations, such as the overall cost of the Acquisition and the likelihood of obtaining additional equity financing.

See "The Acquisition - Recommendations of the Board of Directors of Baradero".

DETAILS OF THE ACQUISITION

The following is a summary of the steps necessary to effect the Acquisition in the sequence they will occur, and which will occur, following approval by the Baradero Shareholders of the Acquisition Resolution on or prior to the Effective Date without any further action on the part of the Baradero Shareholders:

     (a) Baradero will have completed the Baradero Financing (see "Information Concerning Baradero - Baradero Financing");

     (b) Baradero will issue 3,700,100 Baradero Shares to the Centrasia Shareholders on a one for one basis in exchange for all of the issued and outstanding Centrasia Shares whereupon Centrasia will become a wholly-owned subsidiary of Baradero;

     (c) Baradero will issue to certain Centrasia Shareholders an aggregate of 1,900,000 Baradero Units and 100,000 Baradero Shares in consideration for the acquisition of the Centrasia Loans, and will pay the interest on the outstanding Centrasia Loans as at the Effective Date in cash;

     (d)          Baradero   will  issue  to  Mr. Shapur Salem  an aggregate  of
                  233,338 Baradero Shares as a Finder's Fee in respect of the Acquisition;

     (e) Centrasia will sell, assign and transfer the Marsa Option to Magellan Gold (BVI); and

     (f) The Centrasia Shareholders will transfer to Baradero, with good and valuable marketable title free and clear of all encumbrances, all of their Centrasia Shares held by them.

Assuming completion of such matters and fulfilment of the other conditions to closing of the Acquisition:

     (a) The Board of Directors of the Resulting Issuer will be reorganized. See "Information Concerning the Resulting Issuer
                  - Directors and Officers of the Resulting Issuer";

     (b)          Baradero  will  change its name to  "Centrasia  Mining  Corp."
                  referred to herein as the Resulting Issuer;

     (c) Baradero will replace its current stock option plan with a new Stock Option Plan. See "Particulars of Other Matters to be Acted Upon - Approval of Stock Option Plan".

Currently, Baradero's share capital comprises 2,101,523 Baradero Shares on an issued and outstanding basis. Centrasia's share capital comprises 3,700,100 Centrasia Shares. Following completion of the Acquisition and upon completion of the Baradero Financing, conversion of the Centrasia Loans and payment of the Finder's Fee, it is anticipated that the Baradero Shareholders will own as a group approximately 16.66% of the issued and outstanding shares of the Resulting Issuer on the Effective Date while the Centrasia Shareholders will hold 3,800,100 Resulting Issuer Shares (including 100,000 Baradero Shares issued upon conversion of the Centrasia Loans) representing approximately 30.14% of the issued and outstanding shares of the Resulting Issuer on the Effective Date.


Upon the Effective Date of the Acquisition, an aggregate of 3,686,731 Resulting Issuers Shares will be beneficially owned directly or indirectly by insiders of the Resulting Issuer, representing 29.24% of the issued and outstanding Resulting Issuer Shares, and an aggregate of 8,923,230 Resulting Issuers Shares will be beneficially owned directly or indirectly by the public, representing
70.76 % of the issued and outstanding Resulting Issuer Shares.

BARADERO FINANCING

Concurrent with the completion of the Acquisition, in order to provide necessary and ongoing funding for the Resulting Issuer, Baradero intends to complete the Baradero Financing to raise $875,000 by way of a non-brokered private placement issuing up to 4,375,000 Baradero Units at a purchase price of $0.20 per Baradero Unit. Each Baradero Unit consists of one Baradero Share and one Baradero Warrant. One Baradero Warrant entitles the holder to purchase an additional Baradero Share at a purchase price of $0.40 per share for a period of two years from the closing date of the Baradero Financing.

CENTRASIA INVESTORS LOANS

During 2004 and 2005, certain investors (the "Centrasia Investors") loaned to Centrasia an aggregate of $400,000 (the "Centrasia Loans"). The Centrasia Loans are repayable on demand and bear interest at the rate of 10% per annum, until such loans are repaid in full.

As a condition precedent to the completion of the Acquisition, Baradero has entered into formal debt purchase agreements with the Centrasia Investors, pursuant to which Baradero will acquire all rights under the Centrasia Loans in consideration for:

     (a) the issuance on the Effective Date of Baradero Units on the basis of one Baradero Unit for each $0.20 advanced under the Centrasia Loans; and

     (b) cash in the amount equal to the interest due under the Centrasia Loans as at the Effective Date.

Notwithstanding the above, certain of the Centrasia Investors will be Insiders of the Resulting Issuer upon the Effective Date of the Acquisition. In accordance with the policies of the TSX-V, Insiders cannot be issued warrants in settlement of a debt. Accordingly, such Centrasia Investors who have loaned an aggregate of $20,000 to Centrasia will receive Baradero Shares for each $0.20 advanced under the Centrasia Loan, in place of Baradero Units, in addition to a cash payment with respect to the payment of outstanding interest.

FINDER'S FEE

Pursuant to a finder's fee agreement between Baradero and Mr. Shapur Salem dated July 25, 2005, Baradero agreed to pay to Mr. Salem a finders fee by the issuance of an aggregate of 233,338 Baradero Shares with respect to the introduction of the management of Centrasia to the management of Baradero which resulted in the execution of the Formal Agreement.

DIRECTORS AND OFFICERS

Upon the completion of the Acquisition, the Resulting Issuer will have six directors, and the persons listed below will be the initial directors and officers of the Resulting Issuer:

    Douglas Turnbull           President, Chief Executive Officer and Director
    Nick DeMare                Chief Financial Officer and Director
    Gregory Crowe              Director
    Lindsay Bottomer           Director
    Cary Pinkowski             Director
    Oleg Kim                   Director
    William J. Tafuri          Vice-President Exploration and Director of
                                 Operations, Asia
    James Harris               Corporate Secretary

STOCK OPTION PLAN

Baradero currently has a stock option plan in place which allows it to grant option to purchase up to 10% of the issued and outstanding share capital of Baradero at the time the options are granted. See "Information Concerning Baradero - Options to Purchase Securities"

It is a term of the Formal Agreement that, the Resulting Issuer replace the plan with a stock option plan that will entitle the Resulting Issuer to grant a maximum of 2,500,000 stock options, being 20% of the Resulting Issuer's issued and outstanding shares as at the Effective Date of the Acquisition. See "Particulars of Other Matters to be Acted Upon - Approval of Stock Option Plan".

CHANGE OF NAME

Conditional upon and concurrent with the completion of the Acquisition, and subject to shareholder and regulatory approvals, Baradero will change its name to "Centrasia Mining Corp." See "Particulars of Other Matters to be Acted Upon - Approval of Name Change."

SPONSORSHIP

In connection with the requirements of the TSX-V, and subject to the completion of satisfactory due diligence, pursuant to a sponsorship agreement dated July 20, 2005, Canaccord Capital Corporation of 24th Floor, 604 Granville Street, Vancouver, British Columbia, V7Y 1H2, has agreed to act as the sponsor to Baradero in connection with the Acquisition. Canaccord will receive a sponsorship fee of $35,000 plus GST for acting as sponsor. Baradero has paid Canaccord the sum of $10,000 as an advance with respect to Canaccord's legal fees. In addition, Baradero has agreed to pay to Canaccord a monthly work fee of $5,000 per month plus GST on September 1, 2005, and thereafter on a monthly basis until such time as Canaccord's services are no longer required. In addition, Baradero has granted Canaccord with the right of first refusal to participate in any equity financing of Baradero for a period of one year from the date that the TSX-V gives notice of approval of the Acquisition.

An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction of the likelihood of completion.

RELATIONSHIP BETWEEN BARADERO, CENTRASIA AND THE SPONSOR

Neither Baradero nor Centrasia are related to or connected with Canaccord, the Sponsor.

RELATIONSHIP BETWEEN BARADERO, CENTRASIA AND PROFESSIONAL PERSONS

James Harris, is associated with the law firm of Thomas Rondeau, Centrasia's legal counsel, is also the corporate secretary of Centrasia and a beneficial owner of 175,000 Centrasia Shares, and a Centrasia Investor having loaned Centrasia an aggregate of $5,000 as part of the Centrasia Loans that will be converted to Baradero Shares on the Effective Date. Upon the Effective Date of the Acquisition, Mr. Harris will be appointed as Corporate Secretary of the Resulting Issuer.

INVESTOR RELATIONS ARRANGEMENTS

Neither Baradero nor Centrasia have entered into any promotional or investor relations arrangements.

APPROVALS NECESSARY FOR THE ACQUISITION

SHAREHOLDER APPROVAL

As the Acquisition constitutes a reverse take over under TSX-V policies, the Acquisition requires approval by a majority of the Baradero Shareholders that attend in person or vote by proxy at the Meeting. In order for the Acquisition to be effective the Acquisition Resolution must be approved by an ordinary resolution of the Baradero Shareholders that vote in person or by proxy at the Meeting, the text of which is set out in Resolution 1 of Schedule "A" attached to this Circular.

Baradero Shareholders whose names are in the register of members of Baradero at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. In accordance with the Articles of Baradero, the quorum for the Baradero Meeting is two individuals present at the Meeting and representing in person or by proxy shares carrying not less than 1/20th of the votes eligible to be cast at the Meeting.

The form of the Proxy for voting at the Meeting will be sent with this Circular to the Baradero Shareholders, whose names are in the applicable register of securities at the close of business on the Record Date. See "General Proxy Information".

REGULATORY APPROVAL

The Acquisition remains subject to approval by the TSX-V and such approval may not be received on a basis acceptable to Baradero and/or Centrasia or at all.

CONSEQUENCES IF APPROVALS NOT OBTAINED

In the event that the Acquisition is not approved by the Baradero Shareholders or the TSX-V, the Acquisition will not be completed.

CONDITIONS TO THE ACQUISITION BECOMING EFFECTIVE

In addition to Baradero Shareholder and regulatory approval, the Formal Agreement provides that the implementation of the Acquisition is subject to the satisfaction of various conditions, certain of which are summarized below:

     (a) All third party consents and corporate, legal and regulatory approvals being received by Baradero and Centrasia.

     (b) The board of directors of Centrasia will have given all necessary approvals for the Acquisition and all transactions contemplated thereby and Baradero will have obtained all necessary approvals from its Board of Directors.

     (c)          Baradero will have completed the Baradero Financing.

     (d)          Baradero will change its name to "Centrasia Mining Corp."

     (e) Centrasia and the Centrasia Shareholders will have performed and complied with all agreements, covenants, obligations and conditions contained in the formal Agreement and all other documents that are required to be performed or complied with by it on or before the closing of the Acquisition.

     (f) The Centrasia Shareholders will have, as may be required by the TSX-V or other regulatory authorities, entered into an escrow agreement pursuant to which certain shares issued to them will be subject to escrow.

     (g) The Board of Directors of Baradero will be constituted of Nick DeMare, Doug Turnbull, Greg Crowe, Lindsay Bottomer, Cary Pinkowski and Oleg Kim, subject to Baradero receiving consents to act from each of the foregoing; and

     (h) Baradero shall have adopted a new Stock Option Plan, in the place of its current stock option plan.

Management of Baradero believes that all material consents, orders, rulings, approvals and assurances required for the completion of the Acquisition will be obtained prior to the Effective Date in the normal course upon application therefore.

EFFECTIVE DATE

It is expected that the Effective Date will be on or about September 1, 2005, and in any event, no later than September 30, 2005.

DISTRIBUTION OF SHARE CERTIFICATES

Procedures for the exchange of share certificates representing Centrasia Shares, and, if necessary, Baradero Shares for Resulting Issuer Shares will be implemented immediately following the Effective Date, including the mailing of a letter of transmittal, if required.

STOCK EXCHANGE LISTINGS

The Baradero Shares are currently listed and called for trading on the TSX-V and Baradero is currently classified as a Tier 2 issuer on the TSX-V and expects to continue to be classified as a Tier 2 issuer after the Effective Date of the Acquisition. The Acquisition is subject to the prior approval of the TSX-V.

The Baradero Shares are also quoted on the OTC-BB and will continue to be quoted on the OTC-BB following the completion of the Acquisition.

FEES AND EXPENSES

Baradero and Centrasia will each bear their own expenses in connection with the Acquisition, including technical, accounting, legal and audit fees.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

As at June 30, 2005 Baradero had a total of approximately $41,640 in working capital available to it for completing the Acquisition. This amount includes $100,000 already received by Baradero with respect to the Baradero Financing. As at June 30, 2005 Centrasia had a working capital deficit of $95,948. This amount does not include an aggregate of $400,000 advanced to Centrasia by investors which will be repaid to the Centrasia Investors on the Effective Date of the Acquisition by the issuance of Baradero Units or Baradero Shares. See "Matters to Be Acted Upon - The Acquisition - Centrasia Investors Loans". Baradero is currently arranging the Baradero Financing to raise $875,000 which will be used to continue exploration programs on the Property and make property payments under the Marsa Option and for general working capital purposes.

As at June 30, 2005, assuming the completion of the Baradero Financing in the amount of $875,000 and the settlement of $400,000 of the principal amount of the Centrasia Loans, the Resulting Issuer will have combined funds available to it of approximately $720,692.

The following table sets out the principal purposes for which the available funds are intended to be used by the Resulting Issuer.

           PRINCIPAL USE OF FUNDS                                                               AMOUNT

           Work Program for Next 12 months

                    Regional data compilation(1)<F1>                                            $25,000

                    Geological mapping and rock sampling(1)<F1>                                $175,000

           Marsa Option Payments Due in Next 12 Months (US$80,000)(2)<F2>                      $100,000

           Payment of Interest on Centrasia Loan(3)<F3>                                         $30,000

           General and Administrative Expenses for the Next 12 Months(4)<F4>                   $145,560

           Remaining Costs of Acquisition(5)<F5>                                               $110,000

           Working Capital                                                                     $135,132
                                                                                               --------
           TOTAL:                                                                              $720,692
                                                                                               ========

                                       9

(1)<F1> See "Information Concerning Centrasia - Business of Centrasia - Future Work - Recommendations from the Technical Report" and "Proposed Exploration and Development Program".

(2)<F2> In order to maintain and exercise its interest under the Marsa Option Agreement, Centrasia agreed to make cash payments that aggregate US$120,000 and issue an aggregate of 1,025,000 shares to Marsa. Pursuant to the Marsa Option Agreement, the Resulting Issuer will pay an aggregate of $100,000 (US$80,000) to Marsa within the first 12 months of the Effective Date of the Acquisition. Marsa is a private company controlled by Mr Oleg Kim who is the managing director and a participant of Marsa and will be a director of the Resulting Issuer upon the Effective Date of the Acquisition. See "Information Concerning Centrasia - Marsa Option".

(3)<F3> Messrs. Turnbull, Bottomer, Harris and Crowe are all directors and/or officers of Centrasia and advanced to Centrasia an aggregate of $25,000 to Centrasia as part of the Centrasia Investors Loans. The Centrasia Investors Loans bear interest at the rate of 10% per annum. The interest will be paid to the respective individuals in cash upon the Effective Date of the Acquisition. See "Information Concerning Centrasia - Long-Term Debt - Centrasia Investors Loans".

(4)<F4>  See "Information Concerning the Resulting Issuer - Administration".

(5)<F5> Of this amount, $35,000 has been allocated in payment of the sponsorship fee due to Canaccord Capital Corporation; $10,000 has been allocated for payment of Canaccord's legal fees; $10,000 has been allocated for payment of Centrasia's legal fees; $35,000 has been allocated for payment of Baradero's legal fees, $15,000 has been allocated for the payment of regulatory filing fees and the balance of $5,000 has been allocated for the payment of Baradero's auditor's expenses.

Baradero will spend the funds available to it on the completion of the Acquisition to carry out the proposed exploration and development program as set out in the section entitled "Information Concerning Centrasia - Business of Centrasia Bulakashu Property" and to further the stated business objectives set out in the section entitled "Information Concerning Centrasia - Business of Centrasia Future Work Recommendations From The Technical Report". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Baradero will only redirect the funds to other properties and will only do so on the basis of a written recommendation from an independent professional geologist or engineer.

After giving effect to the Acquisition and Baradero Financing, Baradero's working capital available to fund ongoing operations is expected to be sufficient to meet its administration costs for twelve months.

INTENTIONS OF MANAGEMENT

All of the directors and officers of Baradero have indicated their intention to vote all of their Baradero Shares in favour of the Acquisition and the other business to be transacted at the Meeting.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF BARADERO

Subject to fulfilment of closing conditions, including completion of due diligence reviews and the approval of the Baradero Shareholders and regulatory approval to the Acquisition, the Board of Directors has reviewed the terms and conditions of the Acquisition and has unanimously concluded that the terms of the Acquisition are fair and reasonable to, and are in the best interests of Baradero and the Baradero Shareholders.

In order to pass the Acquisition Resolution, a majority of not less than 50% + 1 of the votes cast by the Baradero Shareholders at the Meeting must be voted in favour of the Acquisition. The text of the Acquisition Resolution is set out in Resolution 1 of Schedule "A" attached to this Circular. THE BOARD OF DIRECTORS RECOMMENDS THAT THE BARADERO SHAREHOLDERS VOTE IN FAVOUR OF THE ACQUISITION RESOLUTION.

PROFORMA FINANCIAL POSITION

The proforma consolidated financial statements, attached as Schedule "E" to this Circular, reflect the effect of the proposed Acquisition and related assumptions, and the exercise by Centrasia of the option to purchase all of the participating interest of BMC, the compilation of which was reported upon by Baradero's Auditors, D & H Group LLP, Chartered Accountants. The assumptions applied in the compilation of the proforma consolidated financial statements are disclosed in the notes thereto. The proforma consolidated financial statements should be read in conjunction with the consolidated financial statements of Baradero, attached as Schedule "B" to this Circular, the financial statements of Centrasia, attached as Schedule "C" and the financial statements of BMC, attached as Schedule "D" to this Circular.

ACCOUNTING TREATMENT

The Acquisition will be treated for accounting purposes as a reverse take-over with Centrasia being treated as the accounting parent and Baradero treated as the accounting subsidiary. See "Proforma Consolidated Financial Statements" attached as Schedule "E" to this Circular.

                        INFORMATION CONCERNING CENTRASIA

GENERAL

INCORPORATION AND CORPORATE STRUCTURE

Centrasia Mining Corp. was incorporated as Magellan Gold Corp. on February 4, 2004 under the Nevada Business Corporations Act under the name Magellan Gold Corp. Centrasia changed its name to its current name and continued its corporate jurisdiction from the State of Nevada to the Province of British Columbia on May 9, 2005.

Centrasia's head office is located at Suite 300 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

Centrasia's registered and records office is located at 800-885 West Georgia Street, Vancouver, British Columbia, V6Y 1A1.

SUBSIDIARIES

Centrasia has no subsidiaries.

HISTORY OF CENTRASIA SINCE INCORPORATION

Centrasia is a precious and base metal exploration company that has been in operation since February 2004. During 2004, Centrasia concentrated on evaluating joint venture opportunities with early to advanced exploration stage gold and base metal projects in Kazakhstan, the Kyrgyz Republic and Uzbekistan. These countries cover the central portion of the Tien Shan Metallogenic Belt.

On March 17, 2005, Baradero entered into a Letter Agreement with Centrasia and the Centrasia Shareholders. The Letter Agreement outlined the principal terms of the Acquisition by way of a share exchange involving Baradero and the Centrasia Shareholders pursuant to which Baradero would acquire all of the issued and outstanding Centrasia Shares. The Letter Agreement contemplated that the parties would enter into a Formal Agreement containing terms and conditions customary for a transaction of this nature.

On July 25, 2005, Baradero, Centrasia and the Centrasia Shareholders entered into the Formal Agreement. See "Matters to be Acted Upon the Acquisition - Formal Agreement".

MARSA OPTION

Pursuant to an option agreement among BMC, Marsa, Centrasia, Baradero and Magellan Gold (BVI) dated July 8, 2005 (the "Marsa Option Agreement"), Marsa granted to Centrasia the option to purchase a 100% interest in BMC from Marsa.

In order to maintain and exercise its interest under the Marsa Option Agreement, Centrasia agreed to make a cash payment and issue shares to Marsa (collectively referred to as the "Purchase Price") and commit funds to BMC's exploration program of the Bulakashu Property. Pursuant to the Marsa Option Agreement, Baradero has agreed to assume the share obligations of Centrasia under the Marsa Option Agreement upon the Effective Date of the Acquisition.

Pursuant to the Marsa Option Agreement, Centrasia agreed to pay to Marsa the amount of US$120,000 in instalments as follows:

      DATE                                                  US$ TO BE PAID

      January 2, 2005                                       US$40,000 (paid)

      On or before the earlier of: (i) five days after
      the Effective Date of the Acquisition; or (ii)        US$40,000
      September 1, 2005

      On or before January 2, 2006                          US$40,000

      TOTAL:                                                US$120,000
                                                            ==========

Pursuant to the Marsa Option Agreement, Baradero agreed to issue to Marsa, or to a nominee of Marsa, an aggregate of 1,025,000 Baradero Shares (the "Purchase Shares"), issuable in instalments as follows:

      DATE                                                NO. OF BARADERO SHARES

      On the Effective Date of the Acquisition            200,000 shares

      January 2, 2006                                     200,000 shares

      January 2, 2007                                     250,000 shares

      January 2, 2008                                     375,000 shares

      TOTAL:                                              1,025,000 SHARES
                                                          ================

The consideration to be paid under the Marsa Option Agreement was determined by arm's length negotiations.

The Purchase Shares are subject to resale restrictions imposed by applicable securities laws and may be subject to escrow and resale restrictions in accordance with the policies of the TSX-V.

Pursuant to a loan agreement (the "Loan Agreement") among Marsa, Aitas, BMC and Centrasia dated September 24, 2004, as amended on January 18, 2005, Centrasia advanced the amount of US$110,000 (the "Principal Amount") to BMC (the "BMC Loan") for the purpose of completing the geological appraisal of the Property. The BMC Loan is evidenced by a promissory note (the "BMC Note") and is secured by a personal guarantee of Marsa and a pledge of Marsa's participating interest in BMC.

In accordance with the Loan Agreement, Marsa executed a guarantee agreement (the "Guarantee") dated July 8, 2005 in favour of Centrasia, which guarantees the repayment of the BMC Note and any further amounts that Centrasia advances to BMC pursuant to the terms of the Marsa Option Agreement. In addition, Marsa and Centrasia entered into a pledge agreement (the "Pledge Agreement") dated July 8, 2005, pursuant to which Marsa pledged to Centrasia all of its participating interest held by Marsa in BMC (the "Pledged Interest") in BMC.

Pursuant to the Pledge Agreement, Marsa assigned, mortgaged, charged, pledged and granted Centrasia a security interest in the Pledged Interest to Centrasia as general and continuing collateral security for the payment of all present and future debts, liabilities and obligations of BMC and of Marsa to Centrasia, whether pursuant to the Marsa Option Agreement or otherwise (the "Liabilities") until repayment in full of the Liabilities.

In addition, pursuant to the Marsa Option Agreement, Centrasia agreed that for so long as BMC is not in default of the BMC Loan, that Centrasia will commit to fund BMC's exploration program at the Property, by way of intercompany loans (the "Intercompany Loans") to be advanced pursuant to mutually agreed upon budgets from time to time, in the following total amounts during the following periods:

   o Calendar Year 2005: Cdn$200,000 (deemed to be equal to U.S. $160,000 (at Cdn$1 = US$0.80), the "2005 Calendar Year Loan")

   o   Calendar  Year 2006: U.S.$690,000 (the "2006 Calendar Year Loan")

   o   Calendar Year 2007:  U.S.$650,000 (the "2007  Calendar Year Loan")

   o   Calendar Year 2008:  U.S.$750,000  (the "2008 Calendar Year Loan")

Further, Centrasia also agreed to initiate a pre-feasibility study as a possible precursor to production, at such time as BMC has defined an indicated reserve (as defined by JORC or CIM reserve standards) on the Property of not less than 300,000 ounces of gold.

The BMC Loan and the Intercompany Loans will convert to participating interests in BMC in the following amounts at the following dates:

   o At the end of calendar year 2005, the BMC Loan and the 2005 Calendar Year Loan will convert to a participating interest in BMC equal to 10.5% of the total participating interest in BMC on December 31, 2005;

   o At the end of calendar year 2006, the 2006 Calendar Year Loan will convert to a participating interest in BMC equal to 27% of the total participating interest in BMC on December 31, 2006, which will increase Centrasia's participating interest in BMC to 37.5%;

   o At the end of calendar year 2007, the 2007 Calendar Year Loan will convert to a total participating interest in BMC equal to 30% of the participating interest in BMC on December 31, 2007, which will increase Centrasia's participating interest in BMC to 67.5%; and

   o At the end of calendar year 2008, the 2008 Calendar Year Loan will convert to a participating interest in BMC as is equal to 32.5% of the total participating interest in BMC on December 31, 2008, which will increase Centrasia's participating interest in BMC to 100%.

If, during any of calendar years 2005, 2006, 2007 or 2008, Centrasia fails to fund the respective Intercompany Loan for that year, or issue the Purchase Shares as and when required pursuant to the Marsa Option Agreement, or commits any other material breach of the Marsa Option Agreement, Marsa's sole remedy shall be the right to "put" back to Centrasia all or a portion of the Purchase Shares that Marsa has received up to the date of the put (the total number of such Purchase Shares received being referred to as the "Total Purchase Shares" and the number of Purchase Shares actually put to Centrasia being referred to as the "Put Shares") in exchange for a pro-rata portion of the participating interests in BMC that Centrasia has then received equal to the product of (X) divided by (Y) multiplied by 100 and expressed as a percentage, where (X) is equal to the number of Put Shares and (Y) is equal to the number of the Total Purchase Shares. In such event, (i) the then outstanding balance of the current Intercompany Loan shall be forgiven, (ii) Marsa shall be entitled to keep whatever amounts Centrasia has already then paid to them on account of the cash portion of the purchase price and (iii) the parties shall thereafter be released from any further obligation thereunder.

The date when a loan made by Centrasia (or its successor) is converted into a participating interest in BMC is referred to as an "Interim Closing Date." The date when Centrasia (or its successor) has succeeded to a 100% membership interest in BMC is referred to as the Closing Date. On each Interim Closing Date and on the Closing Date, Centrasia will receive from Marsa all right, title and interest in its participating interest in BMC to which it is entitled on each such respective date, free and clear of all liens, charges and encumbrances.

Pursuant to the Marsa Option Agreement upon the Effective Date of the Acquisition, the board of directors of BMC will consist of three directors, two of whom are nominees of Centrasia and the third is a nominee of Marsa.

Pursuant to the Marsa Option Agreement, immediately after the Effective Date of the Acquisition, all of Centrasia's right, title and interest in the Marsa Option Agreement, the BMC Loan, the Guarantee and the Pledge Agreement will be assigned to Magellan Gold (BVI). Upon such assignment, Magellan Gold (BVI) will assume all of the rights, privileges, obligations and liabilities of Centrasia under the Marsa Option Agreement, the BMC Loan, the Guarantee and the Pledge Agreement.

The Acquisition is being conducted on an arm's length basis.

Marsa is a private company controlled by Mr Oleg Kim who is the managing director and a participant of Marsa and will be a director of the Resulting Issuer upon the Effective Date of the Acquisition.

BUSINESS OF CENTRASIA

Centrasia is engaged in the acquisition, exploration and development of mineral projects located in Kazakhstan, Kyrgyzstan and Uzbekistan. Centrasia is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery and exploitation of economically recoverable reserves, confirmation of Centrasia's interest in the underlying mineral claims, the ability of Centrasia to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Centrasia's main asset is an option to acquire BMC. The sole asset of BMC is the BMC Licence which permits the exploration of the Bulakashu Property. Pursuant to the BMC Licence, BMC obtained a licence from the State Agency for Geology and Mineral Resources of the Government of the Kyrgyz Republic (the "Geology Agency") that provides BMC with the right to conduct geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic, excluding the following gold alluvial placer licences: Upper Karabulak, Lower Karabulak, Upper Tokailu and Lower Tokailu. BMC concurrently negotiated the size of the property to be explored and the terms of an exploration licence agreement (the "Licence Agreement") with the Geology Agency. The Licence Agreement is an integral part of the BMC Licence and determines the exploration expenditure to be incurred by BMC on the Bulakashu Property and provides details of the proposed work program.

The BMC Licence was issued for a term until December 31, 2005. At the end of the term of the BMC Licence, BMC is required to prepare and submit a report to the Geology Agency to confirm that BMC has complied with the terms of the Licence Agreement. Upon approval by the Geology Agency, one year extensions to the BMC Licence and Licence Agreement may be applied for an annual basis, up to a maximum of ten years. Provided BMC is in compliance with the terms of the Licence Agreement, BMC is required to pay to the Geology Agency approximately US$7 in payment of the Geology Agency's services associated with the application to extend the Licence Agreement. At the end of each licence period, 25% of the licence area must be relinquished by BMC. BMC, as the licence holder, determines which areas are to be relinquished. However, the Law of the Kyrgyz Republic on "Subsoil" (the "Subsoil Laws") dated July 2, 1997 No. 42 (as last amended on February 4, 2002) does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this period has expired.

The Subsoil Laws provide that a sub soil user who has discovered a deposit has the indisputable, exclusive right to its exploitation. Prior to any exploitation on the Bulakashu Property, BMC will be required to obtain approval from the Geology Agency to conduct such exploitation and negotiate the terms of such exploitation, to include royalties, bonuses and other payments with the Geology Agency.

BULAKASHU PROPERTY

PROPERTY DESCRIPTION AND LOCATION

The Property lies within the Bulakashu mining district in the Chui Oblast, Panfilov Region of the Republic of Kyrgyzstan, and falls within a broad band of mineral deposits which are locally referred to as the Kyrgyz-Kungey mineral belt which have historically produced gold and copper. The location of the Property in the Kyrgyz Republic is shown on the following map:

[insert map property location - figure 1]

The Property is defined by the BMC Licence, (Licence No: AP 48 issued by the State Agency on Geology and Mineral Resources of the Kyrgyz Republic) and comprises 240 km(2) in size. The boundary of the BMC Licence area is defined by the following coordinates on the following map:

         Corner              North Latitude               East Longitude
           1                   42(0) 22'53"                 73(0)36'58"

           2                   42(0)23'07"                  73(0)54'24"


           3                   42(0)17'40"                  73(0)54'30"

           4                   42(0)17'26"                  73(0)37'04"

[insert map property plan map - figure 2

The BMC Licence is a contiguous licence and is the subject of an option agreement (the "Marsa Option") between BMC and Centrasia.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Bulakashu Property is accessed by driving on paved roads westerly from Bishkek to Kara Balta on highway M39 and then south from Kara Balta on highway M41 (the Bishkek to Osh highway) for about 120 km. A 5 km dirt road of varying quality leads westerly from Highway M41 to the center of the Bulakashu Property.

The region experiences long cold winters and cool summers. Based on long-term observations at the Tuya Ashu weather station, at an elevation of 3,586 m, the average annual temperature is -3.2(degree)C, with lowest average temperatures in January (-12.8(degree) C) and highest in July (+8.5(degree) C). Sustained subzero temperatures last from November to March inclusive. Snowfall can be expected from November to May. There are no glaciers or permanent snowfields within the Bulakashu Property. Avalanches are common throughout the area. Average annual precipitation is 855 mm, of which approximately 613 mm falls during the warm period from April to October. Highway M39 is kept open year round because it provides the main access to Osh from Bishkek. Highway M41, the Bishkek to Osh highway, cuts the eastern edge of the BMC Licence area. A power line runs through the east edge of the Bulakashu Property with the closest established sub-station at Tuya Ashu.

The elevation at the property ranges from 2,500m to 4,050m in rugged mountainous topography that is dominated by glacial features. Higher elevations are dominated by steep walled cirques and aretes while the major valleys are filled with moraines. Moderate to gentle slopes are often covered by talus and outcrop exposure is poor. Vegetation on the Bulakashu Property consists of grasses and sparse shrubs with very few trees. All the major drainages have flowing streams.

Any necessary local labor could come from either Kara Balta or Sosnovka. Kyrgyzstan has a 98 percent literacy rate and mining is a common profession. Kara Balta is 60 km to the north and is the closest large city and railhead.

Initially, the field season should be limited to the snow free months. There may be some weather caused delays if the project progresses past the exploration stage but any future production should not be effected any more than similar mines in severe climates.

Access to the Bulakashu Property is excellent. A paved, year round, highway crosses the property from which the main exploration camp at Bulakashu is accessed by a five kilometre dirt road. A 35 kilovolt power line runs through the east edge of the Property. The climate is of the extreme continental type with long cold winters and cool summers. Snow may come as early as November and stay on the ground, at the lower elevations, until May. There are no glaciers or permanent snowfields within the Property and avalanches are common throughout the area in the winter and early spring. Average annual precipitation is 855 mm, where 613 mm falls during the warm period from April to October. The elevation at the property ranges from 2,500 metres to 4,050 meters in rugged mountainous topography that is dominated by glacial features. At the lower elevations, valley slopes and bottoms are broad, grass covered and easily traversed. Vegetation on the property consists of grasses and sparse shrubs with very few trees. All the major drainages have flowing streams.

Although conducting exploration or drill programs in mountainous terrain during winter conditions can present challenges, successful winter drilling programs have been conducted in similar terrain and climatic conditions as those present at the Bulakashu Property.

GEOLOGICAL SETTING

The Bulakashu Mining District lies within the Northern Tien Shan terrane of the Kyrgyz Republic. The Bulakashu Property falls within a broad band of mineral deposits which are locally referred to as the Kyrgyz-Kungey mineral belt which have historically produced gold and copper.

The geology of the Bulakashu Property is extremely complex due to the varied nature of the volcanic stratigraphy, several stages of intrusive activity, structural complexity consisting of several periods of folding and faulting, and metamorphism. The stratigraphy of the Bulakashu district is represented by volcanic and volcaniclastic rocks of

Lower Mid-Ordovician to Lower Mid-Devonian age. The Silurian strata are absent and are represented by a widespread unconformity throughout the Northern Tien Shan terrane. The composition of the rocks is varied representing the multi-stages of volcanic activity in the district.

DEPOSIT TYPES

Gold occurs in veins and vein/stockwork combinations in mafic volcanic rocks in complex structural settings. Copper-gold mineralization occurs within granodiorite to diorite porphyry intrusions similar to many other such deposits throughout the world.

There are two identified types of mineral occurrences in the Bulakashu district: greenstone/mafic volcanic hosted gold deposits and porphyry copper/gold deposits. Gold occurs within small discontinuous quartz veins and quartz vein stockworks in sheared greenstones in complex structural settings. These deposits are remarkably devoid of other metals and the gold often occurs as free gold. The genetic relationship of these deposits to faulting is obscured by the complexity of the faulting and post mineralization faulting. These occurrences may be the source of the placer gold.

Porphyry copper/gold mineralization is mid-Ordovician in age and related to the island arc stage of mineralization. Mineralization occurs in diorite to monzodiorite porphyries with zoning that is typical for porphyry copper deposits. However, the best grades of mineralization are found in late stage breccia pipes within the mineralized porphyries. The breccia pipes often have tourmaline and quartz stockworks associated with the best gold and/or copper grades. Chalcopyrite is the dominant ore mineral but traces of galena are common.

The table below summarizes some of the known deposits within the Kyrgyz-Kingey Belt.

                    DEPOSITS WITHIN THE KYRGYZ-KUNGEY BELT(1)<F1>

-------------------------------------------------------------------------------------------------------------------
                                                                                          HISTORICAL SOVIET
DEPOSIT*                        TYPE                         GRADE                        CLASSES(2)<F2>
-------------------------------------------------------------------------------------------------------------------
Taldybulak                      Cu-Au Porphyry               1.5 g/t Au, 0.2% Cu          P2 = 50 T
-------------------------------------------------------------------------------------------------------------------
Andash                          Cu-Au Porphyry               1.8 g/t Au, 0.5% Cu
-------------------------------------------------------------------------------------------------------------------
Aktash                          Cu-Au Porphyry               3.0 g/t Au, 0.5% Cu          C2 = 3.3T
-------------------------------------------------------------------------------------------------------------------
Jerooy                          Au stockworks                6.3 g/t Au                   C1, C2 = 74T, P1 = 21T
-------------------------------------------------------------------------------------------------------------------
Karabulak                       Au stockworks                Approx. 2.0 g/t Au           C1, C2, P1 = 11T
-------------------------------------------------------------------------------------------------------------------
Tuyuk                           Au stockworks                6.5 g/t                      C1, C2, P1 = 12T
-------------------------------------------------------------------------------------------------------------------
Taldybulak Levoberezhny         Au stockworks                5.6 g/t Au, 4.7 g/t Ag       C1, C2 = 80T Au, 60T Ag
-------------------------------------------------------------------------------------------------------------------

(1)<F1> Centrasia has not done the work necessary to verify the classification of the resources or reserves. Centrasia is not treating them as a NI 43-101 defined resource or reserve verified by a qualified person, and the historical estimates should not be relied upon.

(2)<F2>  Modified from United Nations, 1998.

Centrasia has not done the work necessary to verify the classification of the resources or reserves in the above table. Centrasi is not treating them as a NI 43-101 defined resource or reserve verified by a qualified person, and the historical estimates should not be relied upon. To further explain the above table, the Soviet guidelines for Resource Classification, "C1" and "C2" resource estimates are made according to strict guidelines set forth by the USSR State Committee on Reserves, while "P" category resource estimates can be made by local teams or state agencies and are of varying quality and standards. "C1" resources are carefully estimated from data derived by drilling, surface and underground sampling. These resources are used to make a pre-feasibility study and to define the nature of the resource for future planning. Soviet feasibility studies conform to industry standards in that they typically include mineralogical mining and metallurgical evaluations in addition to the resource estimate. Pending the outcome of data verification, the Soviet "C1" resource category can be the equivalent of or reclassified as a JORC or CIM compliant "indicated" resource estimate. "C2" resources are delineated by drilling and in some cases; they may be supported by underground sampling. Drill spacing and if available, underground sampling is wider and less detailed than is required to support a "C1" estimate. At best, a "C2" estimate can only be considered a geologic resource. Pending the outcome of data verification, a "C2" category resource may support a JORC or CIM compliant "inferred" resource estimate."P" resources are estimates of the "potential" resource of a prospect, often based on some limited sampling and geologic inference to similar deposits elsewhere. "P" resource estimates are referred to in this report for historical purposes only and an indication as to what the Soviet era workers thought, "may be the potential" for a particular prospect. These estimates are often made with little hard geologic information and must be viewed with caution (Tafuri, 2005).

HISTORY

In  1935   prospectors   first  recorded  gold  placers  in  the  Susamir  basin
(Yarushevsky ET AL., 2003).

Extensive uranium exploration and geological mapping (1:200,000 scale) was conducted in the area in 1946 and 1957. However, the most interesting find of that period was a small gold-bearing quartz vein found in Korgantash creek and a great number of old placer excavations, found in the Tokailu-Karabulak area (Yarushevsky ET AL., 2003).

In 1958, gold bearing outcrops were found at Karabulak, Bulakashu, Altyn-Masha and the placer gold content of Tokailu creek and the Karabulak river valleys was discovered (Yarushevsky ET AL., 2003; Maximov, ET AL., 1960).

During 1960-1961, additional sampling was completed at Karabulak. At the same time, the Severny prospect was identified as being promising in terms of gold, copper, and lead (Yarushevsky ET AL., 2003; Krivtsov, ET AL., 1978).

The Karabulak placer mine is located downstream along the drainage where it coalesces with the stream that drains the Severny prospect. Certainly Karabulak and perhaps Severny, along with other long since eroded deposits, may have yielded significant gold input specific to the Karabulak placer deposit (Tafuri, 2005).

Trenching and continuous chip sampling completed by the Soviet era workers from 1960 to 1963 returned the following significant anomalous intervals from the Karabulak gold prospect (Doljenko, ET AL., 1963). Over twenty wide spaced (40-60m apart) trenches were excavated across sections the apparent trend of the Karabulak prospect and continuous chip samples were collected over the entire length of the trenches.

            TRENCH                 INTERVAL (M)        GOLD (G/T)
            -----------------------------------------------------
            K1                   8.2                  35.4
            K9                   4.0                  7.1
            K13                  22.2                 2.2
            Including            6.0                  46.0
            K14                  6.0                  4.4
            K15                  4.45                 5.1
            K16                  15.5                 2.26
            K17                  17.5                 2.37
            K18                  11.45                6.49

A number of the trenches ended in mineralization indicating that some parts of the zone may extend further north, south and along strike to the northeast and southwest. Mineralization encountered in the southern end of trench K1 returned the highest gold values (35.4 g/t gold across 8.2 metres) and remains open to the south.

Based on these sample results, Soviet geologists drove two adits to further investigate the vertical down dip extent of the mineralization. Adit one was driven under the northeast Karabulak prospect and adit two was driven under the western Karabulak prospect. Crosscuts were driven from each adit. Each adit was sampled thoroughly and reported to be barren of gold mineralization. One drill hole was drilled from the face of adit two and it was also reported to be barren with respect to gold. The Soviet's interpretation of the Karabulak mineralization was that the vein/stockwork system was vertical. Both the adits and the lone drill hole were intended to intercept the downward vertical projection of the surface mineralization. During the period from 1967 to 1971, extensive work was done by Soviet geologists on the stratigraphy, petrology, and structure of the Bulakashu district. A structural lithological and forecast map of the district was prepared at a scale of 1:100,000. Lithogeochemical mapping was completed at a scale of 1:10,000. A distribution map of known mineralization was also compiled.

During the period from 1981 to 1983 further reconnaissance studies of the Bulakashu district were completed by Soviet geologists, with the purpose of collecting additional information in order to initiate new exploration and evaluation work. At the Karabulak prospect, 23 trenches were dug and five outcrops were cleared. Like many researchers before, the authors of this report also came to the conclusion that, at deeper levels, Karabulak had high economic potential (Yarushevsky ET AL., 2003; Supambaev ET AL., 1984). In 1984 and 1985 the same crew of Soviet geologists continued to explore the Bulakashu district for porphyry copper deposits. This resulted in finding several large low-grade porphyry copper/gold occurrences with grades from surface sampling ranging from .02 to 0.25 %Cu and locally 2.0 g/t gold. Work was discontinued due to the low grade of the deposits and the steep topography that would have made mining uneconomic under Soviet guidelines (Yarushevsky ET AL., 2003; Supamanbaev, 1986).

During the period from 1981 to 1983 further reconnaissance studies of the Bulakashu district were completed with the purpose of collecting additional information in order to initiate new exploration and evaluation work. At the Karabulak prospect, 23 trenches were dug and five outcrops were cleared. Like many researchers before, the authors of this report also came to the conclusion that, at deeper levels, Karabulak had high economic potential (Yarushevsky ET AL., 2003; Supambaev ET AL., 1984). In 1984 and 1985 the same crew of geologists continued to explore the Bulakashu district for porphyry copper deposits. This resulted in finding several large low-grade porphyry copper/gold deposits. Work was discontinued due to the low grade of the deposits and the steep topography that would have made mining uneconomic under Kyrgyz guidelines (Yarushevsky ET AL., 2003; Supamanbaev, 1986).

In 1996, Karabalta GMK, started production at the Upper Karabulak and Tokailu placers. This operation lasted two years. Also during 1996, the Kyrgyz-Russian joint venture "Ordo," put together an exploration plan for Karabulak gold deposit, however, fieldwork ceased at start-up stage. Subsequently, the Tien-Shan Gold Company, a joint venture between Cameco and Kyrgyzaltyn, performed verification exploration work consisting of re-sampling of selected existing trenches and drilling four core holes (Lopatko, ET AL., 1996). The Tien-Shan exploration was conducted at the Altyn Masha and Otradny prospects.

There are eight prospects within the license area that have had Soviet era "resource" estimates made and published in local reports. None of these "resource" estimates are NI 43-101 compliant nor is there enough information available to make them compliant. Also, these "resource" estimates have not been approved by the Soviet "State Committee on Reserves," they therefore are not considered reliable or relevant to this report and will not be mentioned further. They are mentioned briefly only because they are published in some reports and, for the sake of completeness, should not be ignored.

The table below summarizes some of the known historic prospects existing within the Bulakashu Mining District. Please refer to the following discussion for a description of the Soviet classification system. These prospects are mentioned only for their historical value and are considered relevant only because they partially define what the Soviet workers were able to quantify on some of the prospects in the district where they did more than reconnaissance sampling. There are no more recent "resource" class estimates available on these prospects.

                         BULAKASHU DISTRICT PROSPECTS(1)<F1>
--------------------------------------------------------------------------------------------------------------------
                                   HISTORIC      "ORE"                                  CU
                                   SOVIET        THOUSANDS OF     AU G/T     KG AU      %        TONS CU (THOUSANDS
NAME               TYPE            CLASS         TONS                                            OF TONS)
-----------------------------------------------------------------------------------------------------------------
KARABULAK          Stk/Vns(2)<F2>  C1            63               4.70       296
(GOLD)
-----------------------------------------------------------------------------------------------------------------
                                   C2            284              7.00       1988
-----------------------------------------------------------------------------------------------------------------
                                   P1            4968             1.80       8941
-----------------------------------------------------------------------------------------------------------------
ALTYN TASH
(GOLD)             Stk/Vns         P1            1263             3.24       4092       0.15     1895
-----------------------------------------------------------------------------------------------------------------
KORGANTASH
(GOLD)             Stk/Vns         P1            417              3.60       1500
-----------------------------------------------------------------------------------------------------------------
                                   P2            417              3.60       1500
-----------------------------------------------------------------------------------------------------------------
ALTYN  TASH AND
OTRADNY
(GOLD)             Stk/Vns         P1            334              5.45       1820
-----------------------------------------------------------------------------------------------------------------
                                   P2            685              2.74       1876
-----------------------------------------------------------------------------------------------------------------
TUYA ASHU          Stk/Vns
(GOLD)
-----------------------------------------------------------------------------------------------------------------
SEVERNY
(COPPER-GOLD)      Porphyry        P1            27306            0.58       15837      0.24     6533
-----------------------------------------------------------------------------------------------------------------




                                       21

-----------------------------------------------------------------------------------------------------------------
                                   HISTORIC      "ORE"                                  CU
                                   SOVIET        THOUSANDS OF     AU G/T     KG AU      %        TONS CU (THOUSANDS
NAME               TYPE            CLASS         TONS                                            OF TONS)
-----------------------------------------------------------------------------------------------------------------

SARYAIGYR          Porphyry        P1            12324            0.18       2218       0.20     2465
(COPPER - GOLD)
-----------------------------------------------------------------------------------------------------------------

(1)<F1> 1998, Source of Minerals and Raw Material of the Kyrgyz Republic at the Turning Point of Transition to the Market Economy, Issue No. 7, Table 9, State Agency of Geology and Mineral Resources of the Government of the Kyrgyz Republic. *Stk/Vns = Stockworks and Veins.

(2)<F2> Centrasia has not done the work necessary to verify the classification of the resources or reserves. Centrasia is not treating them as a NI 43-101 defined resource or reserve verified by a qualified person, and the historical estimates should not be relied upon.


Specific to the above table, all are historic Soviet Class estimates completed by the State Agency of Geology and Mineral Resources of the Government of the Kyrgyz Republic and reported in 1998. The effective dates for each Soviet Class estimate are therefore not known. For the purpose of reporting historical work, there are references to Soviet era "resource" class estimates in this report. Centrasia has not done the work necessary to verify the classification of the resources or reserves in the above table. Centrasia is not treating them as a NI 43-101 defined resource or reserve verified by a qualified person, and the historical estimates should not be relied upon.

To further explain the above table, the Soviet guidelines for the classification of resources "C1" and "C2" estimate classes are made according to strict guidelines set forth by the USSR State Committee on Reserves, while "P" class estimates can be made by local teams or state agencies and are of varying quality and standards. "C1" resources are carefully estimated from data derived by combinations of drilling, surface and underground sampling. These resources are used to make a pre-feasibility study and to define the nature of the class estimate for future planning. Soviet feasibility studies conform to industry standards in that they typically include mineralogical, mining, and metallurgical evaluations in addition to the class estimate. Pending the outcome of data verification, the Soviet "C1" category can be the equivalent of or reclassified as a JORC or CIM compliant "indicated" resource estimate. "C2" resources may be delineated by drilling and surface or underground sampling. Drill spacing and surface sampling and, if available, underground sampling is wider and less detailed than is required to support a "C1" estimate. Pending the outcome of data verification, a "C2" category resource may support a JORC or CIM compliant "inferred" resource estimate. "P" class estimates are of the "potential resource" of a prospect, often based on some limited sampling and geologic inference to similar deposits elsewhere. "P" resource estimates are referred to in this report for historical purposes only and are only an indication as to what the Soviet era workers thought "may be the potential" for a particular prospect. However, these estimates are often made with little hard geologic information and must be viewed with caution (Tafuri, 2005).

MINERALIZATION

KARABULAK GOLD PROSPECT

Host rocks for the gold mineralization at Karabulak are mid-Ordovician altered, sheared, silicified and/or veined mafic volcanic rocks. The mafic rocks form a prominent series of outcrops along the southern flanks of a west-southwest trending ridge. The ridges are cut by a narrow, steep north-south trending drainage that divides the prospect into two halves: the Main and Western prospects (cumulatively termed the Karabulak Prospect). Both halves have been trenched on surface over a distance of 400 metres and up to 80m across and have similar alteration, silicification and veining characteristics. Within the river valley, immediately down drainage from the Karabulak zone is a large independent placer operation (the Karabulak Placer) which is mined on a seasonal basis. Centrasia does not have any interest in the placer operations. The ridge appears to be the expression of a northeast striking, shallow northwest dipping truncated thrusted sequence of sheared, variably altered mafic volcanics.
Alteration within the known mineralized zone at surface consists of silicification, chloritization, localized fuchsite and, to a lesser extent, sulphidization. It is unclear what controls gold mineralization at this time, however, in general it appears that shearing and alteration along thrust planes, tend to yield higher grade gold. The most intensely veined and silicified portion of the zone is well exposed and resistant to weathering giving the surface exposure a very dark knobby appearance. Similar looking outcrop can be observed for some distance along strike and adjacent to main trenched portion of the Karabulak Showing. There is no indication that any significant sampling has been conducted on these similar looking outcrops.

Localized granitic intrusions south of the Karabulak prospect provide a nearby heat source for ineralizing fluids. Greenschist facies, mafic volcanic rocks are geochemically favourable for the deposition of gold.

SEVERNY COPPER/GOLD PROSPECT

Mineralization at Severny is hosted in a granodiorite with the best grades occurring in intrusive breccias within the granodiorite body. The deposit has been described as a porphyry copper but porphyritic textures are not ubiquitous and most of the observed rock was nearly equigranular. Mineralization consisted of very fine chalcopyrite with spotty occurrences of galena. Very fine grained pyrite was ubiquitous. Oxidation was almost absent and only traces of malachite were seen.

The southern and southwestern margins of the granodiorite had strong propylitic alteration. The host rocks in the same area were often hornfelsed and had epidote veining. The more central parts of the granodiorite had phyllic and weak potassic alteration. Breccia zones had potassic alteration and fine granular tourmaline. Chalcopyrite in the breccia zones was coarser than the rest of the deposit and often up to several millimeters in size.

The Central Zone, as designated by the earlier workers, is a zone less than 10 meters wide and over 400 meters long. Within this zone there is strong quartz flooding and stockworks and a wide range of sulfide minerals are observed.

EXPLORATION

During 2002, Marsa obtained an exploration licence within the Bulakashu Mining District and an exploitation licence which included the Karabulak placers. During the summer of 2002, Marsa re-sampled many of the trenches at the Karabulak prospect and re-evaluated the Karabulak placer deposit. During 2003, column leach tests were conducted on the assay sample rejects from the 2002 sampling and production started at the placer deposit. In 2004, Marsa established BMC as a separate company and transferred the Bulakashu exploration licence into BMC. BMC drilled four core holes at the Karabulak gold prospect in the fall of 2004. As well, during 2004, Dr. William Tafuri of Centrasia visited the Bulakashu Property to monitor the drill program at Karabulak and evaluate the Otradny gold prospect and the Severny copper/gold prospect. In total, 10 rock samples were collected during 2004 by Dr. Tafuri.

KARABULAK GOLD PROSPECT

From 2002 up to the present all of the exploration on the Bulakashu Property has been focused at the Karabulak prospect. During 2004, more than $110,000 U.S. was spent on the Bulakashu Property, entirely on the Karabulak prospect by BMC.

The author of the Technical Report Mr. D. Besserer, visited the Karabulak prospect on May 19, 2005. In total, three core samples and two rock grab samples were collected. The results are summarized in the table below. The samples collected from the core closely replicate those results obtained by BMC. One grab sample from one of the historic trenches, trench K1 assayed 171 g/t gold and contained abundant visible gold in a silicified, propylitic altered mafic volcanic.

                   APEX GEOSCIENCE LTD. - ROCK SAMPLE RESULTS
--------------------------------------------------------------------------------------------------------------------
SAMPLE ID          LOCATION        (UTM           GOLD VALUE (G/T    DESCRIPTION
                   EASTING/NORTHING)              AU)
--------------------------------------------------------------------------------------------------------------------
05DBP050           Drill  hole 5.  The author          8.7           Replicate  sample  of halved  core  from  drill
                   did  not  visit the  drill                        hole 5; 29-30m interval sampled  which contains
                   collar.                                           11.45 g/t Au from BMC work
--------------------------------------------------------------------------------------------------------------------
05DBP051           Drill hole 4.  Collar at:           8.88          Replicate  sample  of  halved  core from  drill
                   Zone43T 0399306E/ 4685009N                        hole 4; 30-31m  interval sampled which contains
                   (WGS 84)                                          8.14 g/t Au from BMC work
--------------------------------------------------------------------------------------------------------------------

                                       23

--------------------------------------------------------------------------------------------------------------------
SAMPLE ID          LOCATION        (UTM           GOLD VALUE (G/T    DESCRIPTION
                   EASTING/NORTHING)              AU)
--------------------------------------------------------------------------------------------------------------------
05DBP052           Drill hole 4.                       1.74          Replicate  sample  of  halved  core from  drill
                   Collar at:                                        hole 4; 31-32m interval sampled  which contains
                   Zone43T 0399306E/ 4685009N                        1.63 g/t Au from BMC work
                   (WGS 84)
--------------------------------------------------------------------------------------------------------------------
05DBP053           Zone43T 0399397E/ 4685103N           17           Composite  rock  grab  sample at adit  entrance
                   (WGS 84)                                          of   silicified,   propylitic   altered   mafic
                                                                     volcanic  which  moderate to  weakly  developed
                                                                     quartz  stockwork.  3-5%  pyrite.  Thrusting is
                                                                     visible here.
--------------------------------------------------------------------------------------------------------------------
05DBP054           Zone43T 0399301E/ 4685025N             171        Composite  rock  grab  sample  at  trench 1  to
                   (WGS 84)                                          test  mineralization and replicate  results  of
                                                                     Soviet  era  sampling  and  Centrasia  sampling
                                                                     (sample 1). Intensely silicified an chloritized
                                                                     mafic volcanic. Abundant visible  gold.  In old
                                                                     trench.
--------------------------------------------------------------------------------------------------------------------

* Samples were analyzed at Alex Stewart and Environmental Laboratories Ltd. in Kara-Balta. All samples are from the Karabulak Prospect

In September 2004, Dr. Tafuri examined the Karabulak prospect and compared the Soviet era geologic maps and notes to what was observed on the ground and found the agreement to be very good. There were some differences in interpretation of the geology, especially specific to structure, but the trench and adit locations were confirmed. No attempt was made to go underground because of the lack of proper safety equipment. Dr. Tafuri did limited re-sampling of a high-grade interval in trench K1. The exact interval sampled by the Soviet workers and later by Marsa could not be identified because weathering had destroyed the identifying marks. However, samples taken in the same trench at approximately the same interval yielded high gold values. In trench 1, three one-meter chip samples were taken over approximately the same interval that a 1 meter Soviet era sample yielded 122 g/t gold assay. Samples 1-3 yielded assays ranging from 3.62g/t gold to 42.9 g/t gold over 1 meter. While not as spectacular as the original Soviet era sample, the new samples confirm that there is significant gold mineralization in the zone that was originally sampled.

No airborne and/or ground geophysical surveying has been conducted within the Bulakashu Property.

OTHER PROSPECTS

During 2004, Dr. Tafuri examined the Severny prospect and found the agreement between the geology and the old data to be very good. The alteration and mineralization was found to be as described and the trenches were in the proper locale from historic results. No identifying marks could be found for either the trench or sample numbers from the historic exploration. Four samples were collected from what appeared to be typically mineralized rocks from zones that were described in the historic reports. The samples assay 3.78 g/t gold, 154.9 g/t silver and 0.78% copper and confirm that there is significant gold and copper mineralization in the zone that was originally sampled. No exploration has been conducted on the Severny prospect by BMC.

As well, Dr. Tafuri examined the Eastern extension of the Otradny prospect. No historic sample data from this prospect has been discovered. In total, three rock chip samples were collected which were not considered anomalous with respect to gold and/or copper. The following table provides the results of the rock chip samples.

------------------------------------------------------------------------------------------------------------------
SAMPLE N0.         AU - G/T         AG - G/T        CU - PPM         PB - PPM         PROSPECT         SAMPLE
------------------------------------------------------------------------------------------------------------------
1                  42.9             <1.0            118              19               Karabulak        1m, chip
------------------------------------------------------------------------------------------------------------------
2                  41.9             1.2             11               7                Karabulak        1m, chip
------------------------------------------------------------------------------------------------------------------
3                  3.62             <1.0            23               <3.5             Karabulak        1m, chip
------------------------------------------------------------------------------------------------------------------
4                  4.08             30.1            2007             12200            Severny          1m, chip
------------------------------------------------------------------------------------------------------------------
5                  0.35             2               772              1891             Severny          1m, chip
------------------------------------------------------------------------------------------------------------------
6                  3.78             154.9           7831             66330            Severny          grab
------------------------------------------------------------------------------------------------------------------

                                       24

------------------------------------------------------------------------------------------------------------------
SAMPLE N0.         AU - G/T         AG - G/T        CU - PPM         PB - PPM         PROSPECT         SAMPLE
------------------------------------------------------------------------------------------------------------------
7                  0.977            38.8            2349             23020            Severny          4m, chip
------------------------------------------------------------------------------------------------------------------
8                  <0.05            <1.0            17               55               Otradny          3m, chip
------------------------------------------------------------------------------------------------------------------
9                  <0.05            <1.0            13               21               Otradny          4m, chip
------------------------------------------------------------------------------------------------------------------
10                 <0.05            <1.0            18               91               Otradny          15m, chip
------------------------------------------------------------------------------------------------------------------

* Samples were analyzed at Alex Stewart and Environmental Laboratories Ltd. In Kara-Balta. No GPS coordinates were recorded.

The Otradny prospect is a fault controlled sulfide system of large lateral extent and widths of about 100 meters. The system strikes under the capping andesites on the east so the true length of it is concealed, but appears to be about 1 km long. Samples collected by Dr. Tafuri were collected from a heavily limonite stained outcrop exposed by a trench. The host rocks in the fault zone are brecciated andesite and basalt. The fault zone is not evenly altered and there are blocks of relatively fresh rock within it.

Soviet era reports refer to three zones carrying a weighted average of 6.1 g/t gold and a possibility of five tons of silver over a strike length of 300 meters. Dr. Tafuri only witnessed one zone, about 100 meters wide, with pinching and swelling areas of alteration/mineralization within it. Also, historic geologic maps show the mineralization to be cut off by a fault which was not evident from the field visit conducted by Dr. Tafuri. No exploration has been conducted at Otradny by Marsa.

No airborne and/or ground geophysical surveying has been conducted within the property.

DRILLING

In 2004, four core holes were drilled at the western portion of the Karabulak Prospect, totaling 557.6 meters, under the direction of Dr. Oleg Kim of BMC. All drilling was completed with NQ sized core. The table below summarizes the analytical results of the drilling. As with the adits one and two completed in the 1960's, the drilling was targeted to intersect the vertical downward extension of the western Karabulak zone, down dip of the surface mineralization but above the workings of adit 2. All four holes were drilled to the northeast at shallow inclinations from the south face of the ridge immediately south of the Karabulak zone on the ridge top. Alteration and anomalous to economic grades mineralization were intersected in all four holes and over significant widths in three of the four holes.

          SUMMARY OF RESULTS - 2004 DRILLING AT THE KARABULAK PROSPECT
------------------------------------------------------------------------------------------------------------------
DRILL HOLE         LOCATION             INTERVAL      ELEVATION, AZIMUTH, DIP        INTERVAL       GOLD IN G/T OR
                                        FROM M -      AND TOTAL DEPTH OF HOLE        SAMPLE         PPM
                                        TO M                                         LENGTH IN
                                                                                     METERS
------------------------------------------------------------------------------------------------------------------
02-04              63296.05 68917.13    57-58         3049.4m, 330, -10, 137.1m            1              1.30
------------------------------------------------------------------------------------------------------------------
                                        60-66         As above.                            6              1.07
------------------------------------------------------------------------------------------------------------------
                   63223.23             100-101       As above.                            1
                   68881.05                                                                               0.57
------------------------------------------------------------------------------------------------------------------
03-04              63317.95             9-13          3074.19m, 330, 5, 140.7              4
                   68937.61                                                                               8.09
------------------------------------------------------------------------------------------------------------------
04-04              63317.95             29-60         3050.23m, 330, -3, 136.3            31
                   68937.61                                                                              *2.28
------------------------------------------------------------------------------------------------------------------
                                        63-64         As above.                            1              0.75
------------------------------------------------------------------------------------------------------------------
                                        66-67         As above.                            1              0.76
------------------------------------------------------------------------------------------------------------------
                                        69-70         As above.                            1              0.79
------------------------------------------------------------------------------------------------------------------
                                        120-121       As above.                            1              0.88
------------------------------------------------------------------------------------------------------------------
                                        133-134       As above.                            1              4.46
------------------------------------------------------------------------------------------------------------------
05-04              63177.31             4-5           3097.41m, 330, 8, 143.5m             1
                   68861.39                                                                               0.84
------------------------------------------------------------------------------------------------------------------
                                        7-8           As above.                            1              0.52
------------------------------------------------------------------------------------------------------------------

                                       25

------------------------------------------------------------------------------------------------------------------
DRILL HOLE         LOCATION             INTERVAL      ELEVATION, AZIMUTH, DIP        INTERVAL       GOLD IN G/T OR
                                        FROM M -      AND TOTAL DEPTH OF HOLE        SAMPLE         PPM
                                        TO M                                         LENGTH IN
                                                                                     METERS
------------------------------------------------------------------------------------------------------------------
                                        12-14         As above.                            2              1.28
------------------------------------------------------------------------------------------------------------------
                                        15-16         As above.                            1              0.56
------------------------------------------------------------------------------------------------------------------
                                        20-22         As above.                            2              0.70
------------------------------------------------------------------------------------------------------------------
                                        25-30         As above.                            5             **4.61
------------------------------------------------------------------------------------------------------------------
                                        32-33         As above.                            1              0.53
------------------------------------------------------------------------------------------------------------------
                                        72-73         As above.                            1              0.50
------------------------------------------------------------------------------------------------------------------
                                        104-105       As above.                            1              0.75
------------------------------------------------------------------------------------------------------------------

*     There is no drill hole 01-04.  Results above 0.5 g/t gold are shown in the table.
*     Includes 8.14 g/t silver and 1.63 g/t gold across 1 meter.
**    Includes 11.45 g/t gold across 1 meter

Correlation of the surface mineralization in the trenches and the mineralization and alteration intersected in the drill holes suggests that the mineralized zone had a shallower dip to the northwest than anticipated. Due to the apparent shallow dip of the mineralized zone, the drill holes may not have intersected or completely penetrated the high-grade zones exposed on surface. Post mineralization tectonism has complicated the structure and made it difficult to discern the true distribution of the mineralization.

SAMPLING METHOD AND APPROACH

The entire core was logged and photographed on site by BMC staff, before it was split. All of the core was mechanically split with a Longyear splitter and bagged on one meter intervals with one half sent for assay and one half saved for future reference.

During 2002 under the direction of Marsa, selected trenches were sampled after first being cleaned out as best as possible. Since the old reference marks were destroyed by weathering, new samples could not directly correlate with the old ones. Continuous chip samples were collected on 1 m intervals within the trenches.

Rock chip and 'composite rock grab' samples collected by APEX were generally collected perpendicular to the strike of the mineralized zones. The intervals that were sampled were selected on the basis of lithology, and existing gold anomalies in trenches from historic work with the maximum sample length being about 1.0 meter. In places, rock grab samples were collected from selected sulphide bearing and/or silicified lithologies.

All of the samples that were collected by Dr. Tafuri weighed approximately 5 kilograms and were placed in cloth bags. Chip samples consisted of collecting continuous freshly broken rock chips over the described length. No attempt was made to take a perfect equi-dimensional sample as would be done in collecting a proper channel sample. The samples were taken to the Alex Stewart Lab in Kara-Balta for analysis.

Sites with one or more gold samples that assay greater than 2.00 g/t gold are termed `gold occurrences'. Sites that produce rock grab samples with a gold content of or greater than 0.50 g/t gold are 'anomalous'. Such anomalous results warrant reconnaissance follow-up prospecting to determine if better gold-bearing zones exist. Rock sample sites that produce samples with a gold content between
0.15 g/t gold and 0.50 g/t gold are 'possibly' anomalous. Such possibly anomalous sites may warrant follow-up prospecting depending on the geological setting, the number of other possibly anomalous or anomalous rock samples in the vicinity, and logistical considerations.

ASSAY RESULT                        DESCRIPTION OF ASSAY RANGE

>0.15 - 0.5 g/t gold                possibly anomalous

>0.5 g/t gold                       anomalous

SAMPLE PREPARATION, ANALYSES AND SECURITY

Rock samples collected by BMC, were analyzed for gold using a 30 gram fire-assay for gold. Samples were prepped by coarse crushing the entire sample and pulverizing up to 1kg of material (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are no longer available. All samples were analyzed at Alex Stewart Assay and Environmental Laboratories Ltd. (Alex Stewart), in Kara-Balta, Kyrgyzstan.

Rock samples collected by Centrasia, were analyzed for gold using a 30 gram fire-assay for gold and a 0.5 gram ICP (Inductively Coupled Plasma Spectroscopy) analysis for multi-element (31 element) geochemistry. Samples were prepped by coarse crushing the entire sample and pulverizing up to 1kg of material (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are in temporary storage at the lab facility. All samples were analyzed at Alex Stewart Assay and Environmental Laboratories Ltd., in Kara-Balta, Kyrgyzstan.

Bagged samples were stored on site (in the field) until a Marsa Gold employee delivered them to the Alex Stewart lab in Kara-balta. Marsa Gold employees had no further contact with the samples once they were delivered to the lab. Sample preparation and analyses were completed at the Alex Stewart facility by their employees. Samples were prepped by coarse crushing the entire sample and pulverizing up to 1kg of material (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are in temporary storage at the lab facility. The split core is stored on site, at the placer camp, in Bulakashu.

Rock samples collected by APEX, were analyzed for gold using a 30 gram fire-assay for gold and a 0.5 gram ICP (Inductively Coupled Plasma Spectroscopy) analysis for multi-element (31 element) geochemistry. Samples were prepped by coarse crushing the entire sample and pulverizing the entire sample (using the ring and puck method). Splits were taken for analysis by riffle splitting pulverized rock. The coarse rejects and sample pulps are in temporary storage at the lab facility. All samples were analyzed at Alex Stewart Assay and Environmental Laboratories Ltd. ("Alex Stewart Labs"), in Kara-Balta, Kyrgyzstan. Alex Stewart Labs are an ISO 9001 certified laboratory.

DATA VERIFICATION AND QUALITY ASSURANCE AND QUALITY CONTROL PROGRAMS

All of the rock samples collected by APEX were approximately 1-2 kg and were bagged and sealed with zap straps or plastic ties. The sample number was placed on a tag inside the bag and the sample ID's were written on both sides of the bags.

The author of the Technical Report was not involved with exploration prior to 2005, and therefore had no control over sample collection or reported results as listed in the history and exploration sections of the Technical Report. The author of the Technical Report has no reason to believe, however, that the results presented in prior reports were not verified by their respective qualified persons.

With respect to samples collected by the author of the Technical Report and/or APEX. The author of the Technical Report did not have control over the samples at all times and therefore cannot personally verify what happened to the samples from the time the they were received at the Alex Stewart Labs. However, the author of the Technical Report has no reason to believe that the security of the samples was compromised.

Alex Stewart Labs performed standard quality assurance/ quality control (QA/QC) procedures with respect to the rock samples that were sent for analysis. Alex Stewart Labs routinely analyzes analytical blank and standard samples. The data for all of these standard analyses were found to be within acceptable limits. Due to the limited nature and budget of the property visit/ exploration program (i.e. prospecting), and the limited number of samples collected, a rigorous quality assurance and quality control (QA/QC) program was not warranted. No blank samples or standard samples were sent to the laboratory for analysis by APEX or Centrasia. As well, no field duplicate samples were submitted for assay.

MINERAL PROCESSING AND METALLURGICAL TESTING

A sample for preliminary metallurgical testing was prepared from sample rejects from the trench samples collected in 2002 by BMC. It is too preliminary to say how representative of the entire deposit these samples may be since the deposit is still open in all directions. The cyanidation tests were conducted by the Central Research Laboratory of the AO "KGRK" and completed in April, 2003. The tests were designed to test the amenability of the Karabulak ore for heap leaching. Testing of sample KBI in columns showed acceptable characteristics for heap leaching with recovery increasing as the fineness of the crushing increased. In a brief summary: the sample crushed to <25 mm had a gold recovery of 32.8 % after 50 days, when crushed to <12 mm the recovery increased to 50.5%, and when crushed to <6 mm the recovery increased to 76.9%.

MINERAL RESOURCE ESTIMATES

There are no NI 43-101 compliant resource estimates made for any of the prospects in the license area under option to Centrasia. That is, Centrasia has not done the work necessary to verify the classification of the resources or reserves in the tables on pages 18 and 20 of this Circular. Centrasia is not treating them as a NI 43-101 defined resource or reserve verified by a qualified person, and the historical estimates should not be relied upon.

FUNDS EXPENDED ON THE BULAKASHU PROPERTY

As at March 31, 2005, Centrasia had advanced US$110,000 to BMC to complete an initial work program on the Bulakashu Property, pursuant to the terms of the Loan Agreement and the Marsa Option Agreement. The initial work program of was approved by management of Centrasia who also oversaw the work program and visited the Bulakashu Property to monitor the work.

FUTURE WORK - RECOMMENDATIONS FROM THE TECHNICAL REPORT

Based on all of the known gold and copper-gold occurrences, favourable structural settings, alteration and geology, the Bulakashu Property has potential to host large scale, orogenic/structurally hosted gold deposits and possibly porphyry style copper-gold deposits. Therefore, an aggressive comprehensive exploration program is warranted. The exploration should include but not be limited to the following recommended phased exploration:

Phase 1. A regional data compilation with the known geology, geophysics, sample data and all the prior exploration data being digitally compiled and re-interpreted using ArcView(C). This data should include but not be limited to: airborne geophysical survey data and historic interpretations; geochemical soil survey data; and known geology and gold occurrences from surface, drilling or from within adits. The approximate cost to complete the compilation is approximately $25,000.

           In addition, follow-up exploration at Karabulak in order to define drill targets for Phase 2 and evaluation of all other known gold and copper/gold occurrences on the Bulakashu Property is warranted. Due to the outcrop exposure of the mineralized zone at Karabulak, closely spaced, continuous channel sampling conducted with a rock saw and detailed structural mapping would be an economic means of determining the continuity and tenor of the gold mineralization. In addition to tighter spaced, continuous sampling on the over the trenched portion of the main showing area, sampling should be conducted on the sheared mafic volcanic rocks adjacent to and along strike of the main stockwork zone. Also, based on the high grade gold assay (17.0 g/t gold) returned from the author's sampling near the entrance to adit two, selected portions of the adits should be re-sampled and mapped. Given the relief in the immediate vicinity of the Karabulak prospect, extra care should be taken to collect accurate elevation data in order to generate accurate topography and topographic profiles that will assist with the interpretation of structure, mineralization and historic work. The approximate cost to complete this exploration is approximately $75,000.

           Evaluation of the other gold and copper gold showings on the property should include prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence is estimated to cost approximately
           $50,000. This will further determine which gold or copper-gold occurrences will be recommended for Phase 2 follow-up exploration. Centrasia should conduct a regional geological mapping (at 1:5000 scale), rock sampling and geochemical sampling throughout the property to identify favourable structures, mineralization and alteration. Rock samples should be analyzed to determine multi-element lithogeochemical data as well as gold mineralization. This is expected to cost approximately $50,000. The exploration should commence in 2005 for approximately six weeks and should be completed so the summer field season is not missed. The estimated cost to complete the recommended exploration is about $175,000. Therefore the total recommended Phase 1 exploration is approximately $200,000.

Phase 2. Follow-up exploration at priority gold occurrences discovered and/or advanced during 2005. Depending on prior work at a particular showing, the follow-up should include but will not be limited to: drilling (Karabulak); rock grab; continuous channel and chip sampling; geophysical surveying; prospecting; gridding and mapping. The cost to complete the Phase 2 exploration is contingent on the results from Phase 1, and therefore cannot be determined at this time.

PROPOSED EXPLORATION AND DEVELOPMENT PROGRAM

The first phase of exploration as proposed in the Technical Report on the Bulakashu Property will be initiated at the end of August 2005. The cost of the Phase 1 program is estimated to be $200,000, of which $25,000 has been allocated for data compilation, $75,000 for detailed sampling and evaluation of the Karabulak prospect, $50,000 for the evaluation of the other known gold and copper prospects on the Property and $50,000 for regional mapping and compilation. The duration of the Phase 1 program is estimated to be six weeks, but this may be expedited depending on the availability of additional staff.

The Phase 1 sampling program will focus largely on the Karabulak prospect in order to define drill targets for the Phase 2, follow-up exploration program. Detailed, closely spaced, continuous channel sampling with a rock saw and detailed structural mapping will be conducted to determine the continuity and tenor of the gold mineralization. In addition to tighter spaced, continuous sampling on the over the trenched portion of the main showing area, sampling and mapping will be conducted on the sheared mafic volcanic rocks adjacent to and along strike of the Karabulak prospect. Initial evaluations will be conducted on a number of the other gold and copper gold showings on the property and will include prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence. This phase will further determine which gold or copper-gold occurrences will be recommended for Phase 2 follow-up exploration. Centrasia will also conduct a regional geological mapping, rock sampling and geochemical sampling throughout the property to identify favourable structures, mineralization and alteration. Initial results from the Phase 1 program may be available by the end of September, 2005.

Contingent on the success of the Phase 1 program, the Resulting Issuer will seek additionally financing to carry out a Phase 2 exploration program that will consist, but not be limited to: drilling on the Karabulak prospect, and further rock grab; continuous channel and chip sampling; geophysical surveying; prospecting; gridding and mapping on other prospects evaluated during Phase 1. The timing of Phase 2 will be contingent on the results of the Phase 1 program. During the Phase 1 exploration program, Centrasia's field staff will assess the required logistics to conduct a winter drill program on the Karabulak prospect as a precursor to planning the Phase 2 exploration program.

OTHER PROPERTY HOLDINGS

Centrasia has no interests in any other properties. However, Centrasia is considering other business opportunities in central Asia and may acquire additional properties or interests in properties in the future.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected financial information, which is qualified by the more detailed information appearing in the financial statements of Centrasia attached as Schedule "C" to this Circular. Centrasia's fiscal year ends on December of each year. The financial statements of Centrasia included in this Circular are for the four month period from the date of incorporation on February 4, 2004 to May 31, 2004 and the ten month period ended March 31, 2005.

----------------------------------------------------------------------------------------------------------------
                                                                                        TEN MONTH PERIOD ENDED
                                                         FOUR MONTH PERIOD ENDED            MARCH 31, 2005
                                                          MAY 31, 2004 (AUDITED)                (AUDITED)
                                                        --------------------------------------------------------
                                                                    2004                         2005
----------------------------------------------------------------------------------------------------------------
Total Revenues(1)<F1>                                              $ Nil                         $ Nil

Total Expenses                                                     75,903                       124,638

Net Income (Loss)                                                 (75,903)                     (124,638)

Net Income (Loss) Per Common Share basic and diluted             (2,371.97)                     (0.12)

Working Capital Deficiency                                        (67,158)                     (442,640)

PROPERTIES

Option on BMC                                                       Nil                         265,210

Other Assets                                                        Nil                           Nil

Long Term Liabilities                                              2,000                          Nil

Share and Contributed Surplus

         Dollar amount                                             6,745                        23,111

         Number of securities(2)<F2>
                  Common shares                                     100                        3,700,100
                  Preferred shares                               1,000,000                        Nil

Dividends                                                           Nil                           Nil
----------------------------------------------------------------------------------------------------------------

(1)<F1>  Centrasia does not have revenue from operations.

(2)<F2> Pursuant to the Formal Agreement, these shares will be exchanged for 3,700,100 Baradero Shares which will all be required to be escrowed pursuant to a surplus escrow agreement with shares being released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from the date of the TSX-V Notice and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from the date of the TSX-V Notice. See "Share and Loan Capital Structure of the Resulting Issuer - Escrowed Shares."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

RESULTS OF OPERATIONS

Centrasia was incorporated and commenced operations on February 4, 2004, and therefore, has no previous reporting periods to compare with the results of operations discussed herein.

The following discussion of the results of operations of Centrasia for the four month period from the date of incorporation to May 31, 2004 and for the ten month period ended March 31, 2005 should be read in conjunction with the financial statements of Centrasia attached as Schedule "C" hereto and related notes included therein.

TEN MONTH PERIOD FROM JUNE 1, 2004 TO MARCH 31, 2005

A total of $124,638 of general and administrative expenses were incurred by Centrasia during the period ended March 31, 2005. During this period, Centrasia recorded $10,000 for audit fees; $22,946 for general legal fees, primarily for Centrasia's ongoing costs for a corporate reorganization; a total of $7,591 for professional fees, of which $3,395 was paid to Centrasia's representative in the Krygyz Republic and $3,767 to Mr. William Tafuri, an officer of Centrasia, for review of potential mineral projects; $14,950 for office and sundry costs; and $7,490 for office rent. Pursuant to an employment agreement with its President, Mr. Douglas Turnbull, Centrasia also recorded management fees totalling $50,000, of which $12,500 has been capitalized as part of due diligence costs relating to the acquisition of BMC and $37,500 has been expensed as management fees.

Centrasia has received loans and advances from creditors. During 2005, Centrasia received $320,689 in loans and advances. At March 31, 2005, Centrasia has received a total of $376,682. These loans and advances bear interest at a rate of 10% per annum. During 2005, Centrasia accrued $18,681 interest expense.

In 2005 Centrasia entered into the Marsa Option Agreement and made a US$40,000 cash payment to Marsa, loaned US$110,000 to BMC and incurred $83,142 for due diligence, professional, travel and legal costs associated with the acquisition of BMC.

FOUR MONTH PERIOD FROM INCORPORATION (FEBRUARY 4, 2004)  TO MAY 31, 2004

Centrasia had no revenues during the period ending May 31, 2004 and incurred a net loss of $75,903, represented by general and administrative expenses. During this period, Centrasia incurred $5,000 for audit fees; $9,596 in general legal fees for its incorporation in the State of Nevada; $15,128 in professional fees; and $16,792 in travel and related costs, mainly for review of potential mineral prospects. Centrasia also incurred $18,000 for management services provided by its President, Mr. Douglas Turnbull.

During 2004, Centrasia received a loan of $55,993. The loan bears interest at 10% per annum. In 2004, Centrasia accrued $1,381 interest expense on the loan.

The operating losses are a reflection of Centrasia's status as a non-revenue producing mineral company. As Centrasia has no source of income, losses are expected to continue.

RISKS

The discovery, development and acquisition of mineral properties are in many respects unpredictable events. Future metal prices, capital equity markets, the success of exploration programs and other property transactions can have a significant impact on capital requirements. See "Information Concerning Centrasia - Risk Factors".

LIQUIDITY AND CAPITAL RESOURCES

The following information discusses some of the selected financial data derived from the financial statements contained in this Circular.

Centrasia has limited capital resources and has to rely upon the sale of equity and loans and advances for cash required for acquisitions and to fund its ongoing administration. In addition, Centrasia will have significant funding commitments on its agreement to acquire BMC. Centrasia has entered into an agreement which, if completed, will result in Centrasia becoming a wholly-owned subsidiary of Baradero. As part of the Acquisition, Baradero will also complete an $875,000 equity financing to provide necessary ongoing funding for the Resulting Issuer, including Centrasia. However, there is no assurance that Baradero will successfully complete the financing or that the Acquisition will be completed. In the event that the Acquisition is not completed Centrasia must continue to rely upon the sale of its equity and loans and advances. It follows that there can be no assurance that financing, whether debt or equity, will always be available to Centrasia in the amount required at any particular time or for any period or, if available, that it can be obtained on terms satisfactory to Centrasia. Failure to obtain sufficient funding could result in the loss of any ownership interest in BMC.

At March 31, 2005, Centrasia had a working capital deficiency of $442,640. Included in the deficiency is $396,744 of loans, advances and accrued interest. Subsequent to March 31, 2005, Centrasia received a further $23,318 of advances. Centrasia, Baradero and the creditors have entered into debt settlement agreements, whereby Baradero has agreed to purchase the loans, advances and accrued interest payable. Baradero will settle the principal amounts through the issuance of units and common shares of Baradero and pay the accrued interest payable in cash. Baradero's requirement to complete its obligations under the debt settlements will be subject to the concurrent completion of the Acquisition.

DIRECTORS AND OFFICERS OF CENTRASIA

The following table sets forth, for each of the directors and executive officers of Centrasia the person's name, municipality of residence, position with Centrasia, principal occupation and number of Centrasia Shares beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of the directors of Centrasia, the period during which the individual has served as a director of Centrasia.

------------------------------------------------------------------------------------------------------------------------
                                                                                                        NUMBER OF
   NAME MUNICIPALITY OF                                                                           CENTRASIA SHARES HELD
  RESIDENCE, POSITION(S)     PRINCIPAL OCCUPATION OR EMPLOYMENT DURING THE    DATE(S) SERVED AS     AS AT THE DATE OF
     WITH COMPANY(1)                        PAST FIVE YEARS                      A DIRECTOR            CIRCULAR(2)
------------------------------------------------------------------------------------------------------------------------
DOUGLAS S. TURNBULL         President Lakehead Geological Services Inc.        February 4, 2004     1,600,100 Centrasia
Coquitlam, B.C., Canada,    from January 1990 to present.                                                 Shares

President, Chief
Executive Officer, and
Director
------------------------------------------------------------------------------------------------------------------------

GREGORY CROWE               President and Chief Executive Officer of             April 30, 2004       175,000 Centrasia
Bowen Island, BC, Canada    Entree Gold Inc. from  November 2003  to                                       Shares
                            present. Self employed from December 1997 to
                            November 2003.
Director
------------------------------------------------------------------------------------------------------------------------

LINDSAY BOTTOMER            President and Chief Executive Officer of             April 30, 2004       175,000 Centrasia
North Vancouver, B.C.,      Southern Rio Resources Ltd. from July 2001 to                                   Shares
Canada                      present.  Vice-President of Explorations IMA
                            Explorations Inc. from May 1999 to July 2001.

Director
------------------------------------------------------------------------------------------------------------------------

WILLIAM J. TAFURI           Self employed consulting geologist from June               N/A            400,000 Centrasia
Park City, Utah, U.S.A      2001 to present.  Chief geologist Kinross Gold                                 Shares
                            Corp. from January 1999 to June 2001.

Vice-President of
Exploration and Director
of Operations, Asia
------------------------------------------------------------------------------------------------------------------------

JAMES HARRIS                Self-employed lawyer.                                      N/A            175,000 Centrasia
West Vancouver, B.C.,                                                                                       Shares
Canada


Corporate Secretary
------------------------------------------------------------------------------------------------------------------------

(1) The information as to country of residence and principal occupation, not being within the knowledge of Centrasia, has been furnished by the respective directors and executive officers individually.

(2) The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of Centrasia, has been furnished by the respective directors and executive officers individually.

(3)   Denotes member of the Audit Committee.

Centrasia does not have an executive committee.

Directors  are  elected  at  each  annual  general   meeting  of  the  Centrasia
Shareholders and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Centrasia as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2,525,100 Centrasia Shares, representing 68.24% of the outstanding Centrasia Shares.

The  following  are  brief  biographical   descriptions  of  the  directors  and
management of Centrasia.

DOUGLAS S. TURNBULL, PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR - Mr. Turnbull age 42 is a consulting geologist and president of Lakehead Geological Services Inc., a geological consulting company based in Vancouver, Canada. Mr. Turnbull has over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull's previous working and consulting experience includes Monopros Ltd., the Ontario Geological Survey, Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull has been part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Copper-Gold Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull serves as a director on the board of Buffalo Gold Ltd., Oromin Exploration Ltd. and Grizzly Diamonds Ltd.

WILLIAM J. TAFURI, VICE-PRESIDENT EXPLORATION AND DIRECTOR OF OPERATIONS, ASIA - Mr. Tafuri age 63 has a Ph.D. in geology and over 30 years of mining and exploration experience in precious and base metals. In addition to Mr. Tafuri's consulting experience, he has worked for number of major international and mining companies including Phelps Dodge Corporation, Santa Fe Pacific Gold Corporation, Kinross Gold Corporation and Getty Mining. Prior to 1995, Mr. Tafuri worked primarily in the western United States, as an exploration geologist early in his career and ultimately as the Western U.S. Exploration Manager of Getty Mining. From 1995 to 1998, Mr. Tafuri served as regional geologist for Santa Fe Pacific Gold Corporation in Kazakhstan. For the year following, Mr. Tafuri served as senior geologic advisor to Phelps Dodge Corporation in Kazakhstan and Russia assisting with exploration, negotiation and acquisition of new projects. From 1999 to 2001, Mr. Tafuri worked for Kinross Gold Corporation principally involved with the evaluation of projects in Russia, North and South America. Since 2001, Mr. Tafuri has focussed on his consulting business, mainly conducting property evaluations in Kazakhstan. Mr. Tafuri is a member of the Society of Economic Geologists and the Geological Society of America.

GREGORY CROWE, DIRECTOr - Mr. Crowe age 51 is a registered Professional Geologist in the provinces of Alberta and British Columbia. Mr. Crowe has 20 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. After leaving Anaconda Canada in 1984, Mr. Crowe co-founded and was President of Azimuth Geological Inc. This private company provided exploration and management services to companies in the junior and major mining sectors, including Rio Algom, Westmin Mines, Lafarge Canada and the Prime Group. In the 1990's, Mr. Crowe re-focused his exploration efforts on Latin America. From 1994 to 1998, Mr. Crowe was instrumental transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two active mines in Chile. Between 1998 and the present, Mr. Crowe has provided consulting services to a number of mining companies, world-wide.

LINDSAY BOTTOMER, DIRECTOR - Mr. Bottomer age 56 is a professional geologist with over 30 years experience in mineral exploration, world-wide. For the past 13 years Mr. Bottomer has been based in Vancouver working with Prime Equities International Corporation, Echo Bay Mines, and as a consultant to a number of junior resource companies. Mr. Bottomer is currently President of Southern Rio Resources. Mr. Bottomer was President of the BC & Yukon (Canada) Chamber of Mines from 1998 to 2000.

JAMES HARRIS, SECRETARY - Mr. Harris, age 53, is a corporate, securities, and business lawyer with over 20 years of experience in BC and internationally. Mr. Harris has extensive experience with acquisition and disposition of assets; corporate structuring and restructuring; regulatory requirements and corporate filing; and corporate governance. Mr. Harris has been an instructor at the Professional Legal Training course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Apart from his legal education, Mr. Harris has also completed a graduate course in business at the London School of Economics.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

No director, officer or promoter of Centrasia, or to the knowledge of management of Centrasia Shareholders holding enough securities to materially affect the control of Centrasia is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Mr. Crowe is a director of Yuma Copper Corp. an inactive company listed on the TSX-V. On January 2, 1998, the BCSC issued a cease trade order against Yuma Copper Corp. for failure to file financial statements. The cease trade order is still outstanding.

PENALTIES OR SANCTIONS

No director, officer or promoter of Centrasia or to the knowledge of management of Centrasia Shareholders holding enough securities to materially affect the control of Centrasia has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

PERSONAL BANKRUPTCIES

No director, officer or promoter of Centrasia or to the knowledge of management of Centrasia Shareholders holding enough securities to materially affect the control of Centrasia has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

CONFLICTS OF INTEREST

Directors of Centrasia are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Centrasia may participate, the directors of Centrasia may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Centrasia and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Centrasia, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Centrasia will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of Centrasia are required to act honestly, in good faith and in the best interests of Centrasia. In determining whether or not Centrasia will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Centrasia, the degree of risk to which Centrasia may be exposed and its financial position at that time. Other than as indicated, Centrasia has no other procedures or mechanisms to deal with conflicts of interest.

Mr. Turnbull, President and Chief Executive Officer of Centrasia is also a director of Buffalo Gold Ltd., Ormin Exploration Ltd. and Grizzly Diamonds Ltd. which are all resource issuers and in businesses that are similar to the business of Centrasia.

Mr. Crowe, a director of Centrasia, is the President of Entree Gold Inc. ("Entree") and is a director of Acrex Ventures Ltd. and Altima Resources Ltd. which are all resource issuers and are in businesses similar to that of Centrasia.

Mr. Bottomer, a director of Centrasia is President of Southern Rio Resources Ltd. ("Southern Rio") and Entree Gold Inc., which are resource issuers and are in businesses similar to that of Centrasia.

James Harris, is associated with the law firm of Thomas Rondeau, Centrasia's legal counsel, is also the corporate secretary of Centrasia and a beneficial owner of 175,000 Centrasia Shares, and a Centrasia Investor having loaned Centrasia an aggregate of $5,000 as part of the Centrasia Loans that will be converted to Baradero Shares on the Effective Date. Upon the Effective Date of the Acquisition, Mr. Harris will be appointed as Corporate Secretary of the Resulting Issuer. Mr. Harris is a director and or officer of several companies that are in businesses similar to that of Centrasia.

Messrs. Crowe, Turnbull and Bottomer are each a Centrasia Investor and have each loaned an aggregate of $5,000, for a total of $15,000, as part of the Centrasia Loans that will be converted to Baradero Shares on the Effective Date of the Acquisition. See "Information Concerning Centrasia - Executive Compensation - Term Debt".

SHARE CAPITAL

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Centrasia consists of 10,000,000 common shares with a par value of $0.001 per share and 10,000,000 preferred shares with a par value of $0.001 per share. As at the date of this Circular, Centrasia had 3,700,100 Centrasia Shares issued and outstanding and no preferred shares.

CENTRASIA COMMON SHARES

All of the common shares of Centrasia are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares of Centrasia have been issued subject to call or assessment. The common shares of Centrasia contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company's Articles.

CENTRASIA PREFERRED SHARES

The preferred shares of Centrasia (the "Centrasia Preferred Shares") are only available for issuance to employees, consultants, officers or directors of Centrasia and are subject to redemption in the amount of US$0.005 per Centrasia Preferred Share in the event that the holder of the Centrasia Preferred Shares ceases to be a party to any ongoing employment, consulting, officer or director relationship with Centrasia, subject to the terms and conditions of the special rights and restrictions attached to the Centrasia Preferred Shares.

The holder of each Centrasia Preferred Share is entitled to notice of, and to cast one vote at, any meeting of the Centrasia Shareholders or in any shareholder action in lieu of a meeting, except where the meeting or the shareholder action in lieu of the meeting pertains only to a class of shares other then the Centrasia Preferred Shares.

DIVIDEND POLICY

Due to the stage of Centrasia's business development, Centrasia has not paid dividends in the past and it has no present intention of paying dividends. Future dividends, if any, will be determined by the directors.

CAPITALIZATION

The following table sets out the capitalization of Centrasia as at May 31, 2004 and March 31, 2005. The table should be read in conjunction with the financial statements of Centrasia for the four month fiscal period from the date of incorporation on February 4, 2004 to May 31, 2004 and for the ten month period ended March 31, 2005, including the notes thereto and the auditor's report thereon, attached as Schedule "C" to this Circular and management's discussion and analysis of results of operations and financial condition set out earlier in this Management Proxy Circular.

                                                  AMOUNT OUTSTANDING AS AT          AMOUNT OUTSTANDING AS AT
                                                       MAY 31, 2004                      MARCH 31, 2005
                                                         (audited)                         (audited)
                                                            ($)                               ($)
Long-term liabilities                                      2,000                              Nil

Common Shares                                                1                               4,654

Preferred Shares                                           1,348(1)<F1>                        Nil

Contributed surplus                                        5,396                             18,457

Retained earnings                                         (75,903)                         (200,541)
                                                          --------                         ---------
                                              ------------------------------------------------------------------
TOTAL CAPITALIZATION                                      (67,158)                         (177,430)
                                                          ========                         =========
                                              ------------------------------------------------------------------

(1)<F1> These preferred shares were converted to common shares in the capital of Centrasia on a one for one basis on December 31, 2004.

PRIOR SALES

The following table sets forth the date and consideration per share of all Centrasia Shares issued by Centrasia during the 12 months preceding the date of this Circular:

--------------------------------------------------------------------------------------------------------------------
                                                           NUMBER OF CENTRASIA      PRICE PER            TOTAL
DATE OF ISSUANCE                 DESCRIPTION                  SHARES ISSUED      CENTRASIA SHARE     CONSIDERATION
--------------------------------------------------------------------------------------------------------------------
February 4, 2004     Founder's shares                              100               US$0.005            US$0.50
--------------------------------------------------------------------------------------------------------------------

April 30, 2004       Private Placement                          1,000,000            US$0.005           US$5,000
--------------------------------------------------------------------------------------------------------------------

November 9, 2004     Private Placement                           200,000             US$0.005           US$1,000
--------------------------------------------------------------------------------------------------------------------

February 25, 2005    Private Placement                           500,000             US$0.005           US$2,500
--------------------------------------------------------------------------------------------------------------------

March 2, 2005,       Issued for services rendered             2,000,000(1)<F1>     US$0.005(1)<F1>     US$10,000(1)<F1>
2005
--------------------------------------------------------------------------------------------------------------------

Total  Issued as at                                           3,700,100(2)<F2>                       US$18,500.50(1)<F1>
May 31, 2005                                                  =========                              ============
--------------------------------------------------------------------------------------------------------------------

(1)<F1> Centrasia issued an aggregate of 2,000,000 Centrasia Shares at a deemed price of $US0.005 per Centrasia Share to Mr. Turnbull in consideration for services provided to Centrasia pursuant to the terms of the Turnbull Agreement. See "Information Concerning Centrasia - Executive Compensation - Termination of Employment, Changes in Responsibilities and Employment Contracts".

(2)<F2> All of these shares will be subject to a Surplus Securities escrow agreement upon the Effective Date of the Acquisition. See "Information Concerning the Resulting Issuer - Share and Loan Capital Structure - Escrowed Shares."

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Circular, Centrasia had a total of 3,700,100 Centrasia Shares issued and outstanding and no Centrasia Preferred Shares. To the knowledge of management of Centrasia, the only persons who, or corporate which beneficially own, directly or indirectly, more than ten percent of the issued and outstanding Centrasia Shares are:

   SHAREHOLDER NAME            NUMBER OF CENTRASIA        PERCENTAGE OF ISSUED
                                     SHARES                CENTRASIA SHARES

Douglas Turnbull                   1,600,100                    43.24%

Cary Pinkowski                     1,000,000                    27.02%

William Tafuri                       400,000                    10.81%
                                   ---------                    ------

TOTAL:                             3,000,100                    81.07%
                                   =========                    ======

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

     (a) the chief executive officer (the "Centrasia CEO") of Centrasia or any person that acted in a similar capacity during the most recently completed fiscal year;

     (b) the chief financial officer (the "Centrasia CFO") of Centrasia or any person that acted in a similar capacity during the most recently completed fiscal year
     (c) each of Centrasia's three most highly compensated executive officers, other than the Centrasia CEO and the Centrasia CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

     (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Centrasia at the end of the most recently completed financial year.

As at May 31, 2004, the end of the most recently completed four month fiscal period of Centrasia, Centrasia had one Named Executive Officer, Douglas Turnbull the President and Chief Executive Officer.

SUMMARY OF COMPENSATION

The following table is a summary of compensation paid to the Named Executive Officers, during Centrasia's most recently completed fiscal period from February 4, 2004 to May 31, 2004 and for the ten month period ended March 31, 2005.

------------------------------------------------------------------------------------------------------------------------------
                                                   ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                              --------------------------------------------------------------------
                                                                                       AWARDS             PAYOUTS
------------------------------------------------------------------------------------------------------------------------------
                                                                             SECURITIES     SHARES OR
                                                                 OTHER          UNDER         UNITS
   NAMED EXECUTIVE                                               ANNUAL     ONOPTIONS/     SUBJECT TO      LTIP     ALL OTHER
     OFFICER NAME                                                COMPEN-        SARS         RESALE        PAY-      COMPEN-
AND PRINCIPAL POSITION    PERIOD ENDED         SALARY    BONUS   SATION        GRANTED    RESTRICTIONS     OUTS      SATION
------------------------------------------------------------------------------------------------------------------------------
Douglas Turnbull         May 31, 2004(1)<F1>   18,000     Nil       Nil          Nil           Nil          Nil        Nil
President and
Chief(1) Executive      March 31, 2005(2)<F2>  50,000     Nil       Nil          Nil           Nil          Nil        Nil
Officer
------------------------------------------------------------------------------------------------------------------------------
Robin Merrifield         May 31, 2004(1)<F1>     N/A      Nil       Nil          Nil           Nil          Nil        Nil
Former Chief
Financial Officer(3)    March 31, 2005(2)<F2>  12,060     Nil       Nil          Nil           Nil          Nil        Nil
------------------------------------------------------------------------------------------------------------------------------

                                       37


------------------------------------------------------------------------------------------------------------------------------
                                                   ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                              --------------------------------------------------------------------
                                                                                       AWARDS             PAYOUTS
------------------------------------------------------------------------------------------------------------------------------
                                                                             SECURITIES     SHARES OR
                                                                 OTHER          UNDER         UNITS
   NAMED EXECUTIVE                                               ANNUAL     ONOPTIONS/     SUBJECT TO      LTIP     ALL OTHER
     OFFICER NAME                                                COMPEN-        SARS         RESALE        PAY-      COMPEN-
AND PRINCIPAL POSITION    PERIOD ENDED         SALARY    BONUS   SATION        GRANTED    RESTRICTIONS     OUTS      SATION
------------------------------------------------------------------------------------------------------------------------------
William J. Tafuri        May 31, 2004(1)<F1>    6,608     Nil       Nil          Nil           Nil          Nil        Nil
Vice-President of
Exploration and         March 31, 2005(2)<F2>  24,492     Nil       Nil          Nil           Nil          Nil        Nil
Director of
Operations, Asia
------------------------------------------------------------------------------------------------------------------------------

(1)<F1> For the four month period from the date of incorporation of Centrasia on February 4, 2004 to May 31, 2004.

(2)<F2>  For the ten month period ended March 31, 2005

(3)<F3> Mr. Merrifield was appointed as Chief Financial Officer of Centrasia on July 19, 2004 and resigned from this position on February 28, 2005. Centrasia does not currently have a Chief Financial Officer.


No officers or employees of the Company, including the Named Executive Officers received individual compensation in excess of $150,000 for services in such capacities during the most recently completed financial period from the date of incorporation to May 31, 2004.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Centrasia or an affiliate, or the price of Centrasia's Shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. Centrasia has not granted any LTIP's during the financial period from the date of incorporation to May 31, 2004.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of Centrasia's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors of Centrasia during the financial period from the date of incorporation to May 31, 2004.

PENSION PLANS

Centrasia does not generally provide retirement benefits for directors or officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Centrasia has no plans or arrangements in respect of remuneration received or that may be received by Named Executive Officers, or other officers or directors in Centrasia's most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer.

Pursuant to an employment contract (the "Turnbull Agreement") between Centrasia and Douglas Turnbull dated April 1, 2004 as amended, Centrasia employed Mr. Turnbull to act as President and Chief Executive Officer of Centrasia effective as of April 1, 2004. The term of the Turnbull Agreement is for a period of two years expiring on

April 1, 2006, subject to earlier termination in accordance with the agreement. The Turnbull Agreement will be automatically renewed for successive one year periods at the end of the initial term of the agreement, unless either party gives to the other written notice of non-renewal at least 90 days in advance of the expiration date of the then current term.

Pursuant to the Turnbull Agreement, Mr. Turnbull agreed to spend approximately fifty percent of his working hours, or up to 10 working days per month, working for Centrasia. In consideration for the services provided by Mr. Turnbull to Centrasia, Centrasia agreed to pay to Mr. Turnbull during the period of April 1, 2004 to March 31, 2005 (the "Initial Term"), a base salary of $5,000 per month, of which $4,000 was to be paid in cash and the balance of $1,000 to be paid in common shares, in an amount equal to 2,000,000 common shares of Centrasia over the Initial Term of the Turnbull Agreement. Centrasia has issued to Mr. Turnbull all of the 2,000,000 common shares of Centrasia due to Mr. Turnbull under the Turnbull Agreement. After April 1, 2005, the cash portion of Mr. Turnbull's base salary was increased to $5,000 per month, and no further common shares of Centrasia are issuable thereunder. Centrasia agreed to pay to Mr. Turnbull $500 for each full day in excess of 10 days worked by Mr. Turnbull during any calendar month during the term of the Turnbull Agreement, in addition to the base salary payable to Mr. Turnbull.

Pursuant to the Turnbull Agreement, in the event that the agreement is terminated by Centrasia without cause, Centrasia agreed to provide Mr. Turnbull with one week's notice, or at its election, it may pay to Mr. Turnbull an amount, inclusive of all termination and severance amounts payable under the agreement, equal to one week of base salary or such greater amount as Centrasia may be required to give to Mr. Turnbull under the Employment Standards Act (British Columbia). The Employment Standards Act (British Columbia) provides for severance payments or notice or a combination of both equal to two weeks after 12 months employment and after three years employment, one week for each completed year of employment to a maximum of eight weeks.

No cash compensation was paid to any director of Centrasia for services provided
as  directors  of  Centrasia   during  the  fiscal   period  from  the  date  of
incorporation on February 4, 2004 to May 31, 2004.

Centrasia does not have any standard arrangement pursuant to which the directors are compensated by Centrasia for their services in their capacity as directors.

NON-ARM'S LENGTH PARTY TRANSACTIONS

During the period from the date of incorporation on February 4, 2004 to May 31, 2004 and for the ten month period ended March 31, 2005, Centrasia was billed $6,608 and $36,552 for professional services provided by William Tafuri, an officer of Centrasia.

During the period from the date of incorporation on February 4, 2004 to May 31, 2004 and for the ten month period ended March 31, 2005, Centrasia was billed $3,437 and $13,318 for legal services provided by James Harris, an officer of Centrasia.

During the ten month period ended March 31, 2005, Messrs. Turnbull, Bottomer, Harris and Crowe, who are each directors and/or officers of Centrasia, loaned to Centrasia an aggregate of $20,000 to Centrasia for working capital purposes. See "Information Concerning Centrasia - Long-Term Debt - Centrasia Investors Loans". Upon the Effective Date of the Acquisition, the above mentioned directors and officers of Centrasia will receive Baradero Shares for each $0.20 advanced under the Centrasia Loan, in addition to a cash payment with respect to the payment of outstanding interest.

LONG-TERM DEBT

CENTRASIA INVESTORS LOANS

During 2004 and 2005, the Centrasia Investors loaned to Centrasia an aggregate of $400,000 (the "Centrasia Loans"). The Centrasia Loans are repayable on demand and bear interest at the rate of 10% per annum, until such loans are repaid in full.

As a condition precedent to the completion of the Acquisition, Baradero has entered into formal debt purchase agreements with the Centrasia Investors, pursuant to which Baradero will acquire all rights under the Centrasia Loans in consideration for:

     (a) the issuance on the Effective Date of Baradero Units on the basis of one Baradero Unit for each $0.20 advanced under the Centrasia Loans; and

     (b) cash in the amount equal to the interest due under the Centrasia Loans as at the Effective Date.

Notwithstanding the above, certain of the Centrasia Investors will be Insiders of the Resulting Issuer upon the Effective Date of the Acquisition. In accordance with the policies of the TSX-V, Insiders cannot be issued warrants in settlement of a debt. Accordingly, such Centrasia Investors who have loaned an aggregate of $20,000 to Centrasia will receive Baradero Shares for each $0.20 advanced under the Centrasia Loan, in place of Baradero Units, in addition to a cash payment with respect to the payment of outstanding interest.

BMC LOAN

Pursuant to the Loan Agreement dated September 24, 2004, Centrasia advanced the amount of US$110,000 (the "Principal Amount") to BMC (the "BMC Loan") for the purpose of completing the geological appraisal of the Property. The BMC Loan is evidenced by way of the BMC Note and is secured by a personal guarantee of Marsa and a pledge of Marsa's participating interest in BMC.

In accordance with the Loan Agreement, Marsa executed the Guarantee dated September 24, 2004 in favour of Centrasia, which guarantees the repayment of the BMC Note and any further amounts that Centrasia advances to BMC pursuant to the terms of the Marsa Option Agreement. In addition, Marsa and Centrasia entered into the Pledge Agreement dated September 24, 2004, pursuant to which Marsa pledged to Centrasia all of its shareholding (the "Pledged Securities") in BMC. Pursuant to the Pledge Agreement, Marsa agreed to deliver the Pledged Securities to Centrasia's counsel in the Krygrz Republic as general and continuing collateral security for the payment of all present and future debts, liabilities and obligations of BMC and of Marsa to Centrasia, whether pursuant to the Marsa Option or otherwise (the "Liabilities") until repayment in full of the Liabilities. In addition Marsa, agreed to deliver any and all additional shares of BMC that may be issued to it from time to time to Centrasia's counsel, which additional shares shall be deemed to be Pledged Securities.

INTERCOMPANY LOANS

In addition, pursuant to the Marsa Option Agreement, Centrasia agreed that for so long as BMC is not in default of the BMC Loan, that Centrasia will commit to fund BMC's exploration program at the Property, by way of intercompany loans (the "Intercompany Loans") to be advanced pursuant to mutually agreed upon budgets from time to time, in the following total amounts during the following periods:

   o Calendar Year 2005: Cdn.$200,000 (deemed to be equal to U.S. $160,000 (at Cdn$1 = US$0.80), the "2005 Calendar Year Loan")

   o    Calendar Year 2006: U.S.$690,000 (the "2006 Calendar Year Loan")

   o    Calendar Year 2007: U.S.$650,000 (the "2007 Calendar Year Loan")

   o    Calendar Year 2008: U.S.$750,000 (the "2008 Calendar Year Loan")

Further, Centrasia also agreed to initiate a pre-feasibility study as a possible pre cursor to production, at such time as BMC has defined an indicated reserve (as defined by JORC or CIM reserve standards) on the Property of not less than 300,000 ounces of gold.

The BMC Loan and the Intercompany Loans will convert to a participating interest in BMC in the following amounts at the following dates:

   o At the end of calendar year 2005, the BMC Loan and the 2005 Calendar Year Loan will convert to a participating interest in BMC equal to 10.5% of the total participating interest in BMC on December 31, 2005;

   o At the end of calendar year 2006, the 2006 Calendar Year Loan will convert to a participating interest in BMC equal to 27% of the total participating interest in BMC on December 31, 2006, which will increase Centrasia's participating interest in BMC to 37.5%;

   o At the end of calendar year 2007, the 2007 Calendar Year Loan will convert to a total participating interest in BMC equal to 30% of the participating interest in BMC on December 31, 2007, which will increase Centrasia's participating interest in BMC to 67.5%; and

   o At the end of calendar year 2008, the 2008 Calendar Year Loan will convert to a participating interest in BMC as is equal to 32.5% of the total participating interest in BMC on December 31, 2008, which will increase Centrasia's participating interest in BMC to 100%.

If, during any of calendar years 2005, 2006, 2007 or 2008, Centrasia fails to fund the respective Intercompany Loan for that year, or issue the Purchase Shares as and when required pursuant to the Marsa Option Agreement, or commits any other material breach of the Marsa Option Agreement, Marsa's sole remedy shall be the right to "put" back to Centrasia all or a portion of the Purchase Shares that Marsa has received up to the date of the put (the total number of such Purchase Shares received being referred to as the "Total Purchase Shares" and the number of Purchase Shares actually put to Centrasia being referred to as the "Put Shares") in exchange for a pro-rata portion of the participating interests in BMC that Centrasia has then received equal to the product of (X) divided by (Y) multiplied by 100 and expressed as a percentage, where (X) is equal to the number of Put Shares and (Y) is equal to the number of the Total Purchase Shares. In such event, (i) the then outstanding balance of the current Intercompany Loan shall be forgiven, (ii) Marsa shall be entitled to keep whatever amounts Centrasia has already then paid to them on account of the cash portion of the purchase price and (iii) the parties shall thereafter be released from any further obligation thereunder.

The date when a loan made by Centrasia (or its successor) is converted into a participating interest in BMC is referred to as an "Interim Closing Date." The date when Centrasia (or its successor) has succeeded to a 100% membership interest in BMC is referred to as the Closing Date. On each Interim Closing Date and on the Closing Date, Centrasia will receive from Marsa all right, title and interest in its participating interest in BMC to which it is entitled on each such respective date, free and clear of all liens, charges and encumbrances.

BARADERO LOAN

On April 26, 2005, Baradero advanced the amount of $25,000 (the "Baradero Loan") to Centrasia for working capital purposes. The Baradero Loan bears interest at the rate of 10% per annum in the event that the Acquisition does not completed.

RISK FACTORS

DOING BUSINESS IN THE KYRGYZ REPUBLIC

OVERVIEW

The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It borders Kazakhstan in the north, the People's Republic of China in the east, Tajikistan in the south-west and Uzbekistan in the west. It is one of the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two thirds of the country's population living in rural areas. The Kyrgyz Republic is a secular state and freedom of religion is protected in its Constitution. Approximately 75% of the population is Muslim and 20% are Russian Orthodox. The country contains deposits of gold, tin, tungsten, antimony, mercury, and rare earth metals as well as locally exploitable coal, oil and natural gas.

GOVERNMENT AND POLITICAL FACTORS

The Kyrgyz Republic is a former constituent republic of the Soviet Union. The country declared its independence from the Soviet Union in 1991 and became a member of the Commonwealth of Independent States (the "CIS"), and has overall been a politically-stable constitutional democracy. Since independence, the nation has undertaken substantial economic and political reforms, such as introducing an improved regulatory system and land reforms, and undergone a transition to a market-orientated economy. The Government and international financial institutions have also engaged in a comprehensive medium-term poverty reduction and economic growth strategy.

In March 2005, the current 105 member two-chamber parliament ceased to exist and was replaced by a one chamber parliament approximately half its current size. The new one-chamber parliament has broader constitutional powers, with certain powers being relinquished to it by the President. These changes were made pursuant to constitutional referendums which were conducted in 2003. On July 10, 2005 Kurmanbek Bakiyev was elected as the country's new president. Mr. Bakiyev has been serving as the interim President of Kyrgyzstan since protests in March of 2005 forced the departure and subsequent resignation of former president Askar Bakiyev in March, 2005. The President was elected for a five-year term..

The Kyrgyz Republic has generally not experienced the ethnic, civil or military unrest that has befallen other former Soviet states, with the exception of very few localized, politically-motivated conflicts and small-scale terrorist activity in the southern Batken region of the country during 1999, 2000 and early 2005. The Batken region is over 700 kilometres from the Bulakashu Property. Since 2001, the Kyrgyz Republic has permitted troops from the United States and other western countries to be stationed in the country. In 2002, construction of a large U.S. airbase began outside the nation's capital of Bishkek, which is now complete. The presence, in the past few years, of international military coalition forces and the recent addition of a Russian military base in Kyrgyz territory have brought increased stability to the country.

The country's legal system, both legislative and judicial, has been substantially reformed since 1991. However, the legal system has not matured to the level of developed economies. These factors make it prudent for foreign investors to seek additional protection through contractual agreements with the Government in order to stabilize the investment environment and provide for an independent forum for conflict resolution.

ECONOMIC FACTORS, EXCHANGE CONTROLS AND REGULATION OF BUSINESS

The national currency of the Kyrgyz Republic, the Som, is freely convertible into U.S. dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kyrgyz economy, although still recovering from the post-Soviet collapse and substantially lagging in foreign investment when compared with its oil-rich neighbors Kazakhstan and Uzbekistan, is exhibiting positive economic signs, with an inflation rate of 2.8% in 2004 and gross domestic product ("GDP") growth of 7.1% in the same year. In addition, the Kyrgyz Republic was the first former CIS state to be accepted as a member of the World Trade Organization and one of the first to receive financial support from the International Monetary Fund ("IMF"). Further restructuring of domestic industry and success in attracting foreign investment are seen as keys to future growth. The IMF has forecast real GDP growth of 5% for 2005.

RELEVANT KYRGYZ LAW AND THE INVESTMENT AGREEMENT WITH THE GOVERNMENT OF THE KYRGYZ REPUBLIC

The laws of the Kyrgyz Republic that are most relevant to Centrasia's operations are the law of March 27, 2003, "On Investments in the Kyrgyz Republic" (the "Investment Law") and the law of March 6, 1992, "Law on Concessions and Foreign Concession Enterprises in the Kyrgyz Republic" (the "Concessions Law").

The Investment Law establishes the basic principles of the Kyrgyz Republic's policy toward foreign investment as well as investor protections. It provides that foreign investors are entitled to freely use, possess and dispose of their investments and to freely export or repatriate the proceeds of these investments. The Investment Law prohibits all types of discrimination toward foreign investors or investments, including that based on country of origin. Investors are guaranteed freedom from interference by governmental bodies with their economic activities, free conduct of monetary operations, the right to hire both Kyrgyz citizens and expatriates and the ability to submit resolution of disputes to international arbitration.

The Investment Law states that expropriation of investments must be conducted in accordance with Kyrgyz law and, where effected, must be in the public interest. Expropriation must not be discriminatory and must be accompanied by timely, proper and real compensation of losses, including lost profit. The amount of such compensation is to be determined in accordance with the fair market value of the expropriated investment, together with interest from the date of expropriation. Investors who suffer losses as a result of war or other armed conflict, upheaval or other similar circumstances will be granted the same legal status and terms of operation as Kyrgyz nationals.

Under Kyrgyz law, mining rights may be granted either by way of exploration or mining licences, both of which are issued by the State Agency on Geology and Mineral Resources, or by a concession from the Government of the Kyrgyz Republic. Although concessions are typically much more difficult, expensive and time-consuming to obtain, they provide investors with greater protection.

While a license may be terminated without the licensee's consent in certain circumstances, including a breach of the law, a concession may only be terminated in accordance with the terms and conditions of the agreement pursuant to which it is granted.

The Concessions Law establishes the procedure by which the Government of the Kyrgyz Republic may grant concessions to foreign investors and provides for the status and rights of such investors. The most important step is the execution of an agreement between the Government of the Kyrgyz Republic and the relevant investor, in which the Government of the Kyrgyz Republic gives permission to possess and use the property granted under the concession and to gain proceeds from such concession.

ADDITIONAL FUNDING REQUIREMENTS

Centrasia will require additional financing to continue its operations. There can be no assurance that Centrasia will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the property interests of Centrasia with the possible dilution or loss of such interests. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

LIMITED BUSINESS HISTORY

Centrasia has only recently commenced operations and has no history of operating earnings. The likelihood of success of Centrasia must be considered in light of the problems, expenses, difficulties, complication and delays frequently encountered in connection with the establishment of any business. Centrasia has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Centrasia can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

NO KNOWN BODIES OF COMMERCIAL ORE

There are no known bodies of commercial ore on Centrasia's properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves. There is no assurance that Centrasia will be successful in its search for ore or in its more advanced programs.

EXPLORATION AND DEVELOPMENT RISKS

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by Centrasia will result in a profitable commercial mining operation. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Centrasia has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production. Centrasia has relied and may continue to rely upon consultants for operating expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, Centrasia may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

RELIANCE UPON MANAGEMENT

Centrasia is dependent upon the continued support and involvement of its principals and management. Should Centrasia lose the services of one or more of the principals or management, the ability of Centrasia to achieve its objectives could be adversely affected.

TITLE TO PROPERTIES

Centrasia has diligently investigated all title matters concerning the ownership of all mineral claims and plans to do so for all new claims and rights to be acquired. While to the best of its knowledge, title to all properties is in good standing; this should not be construed as a guarantee of title. The properties may be affected by undetected defects in title, such as the reduction in size of the mineral claims and other third party claims affecting Centrasia's priority rights. Centrasia's interests in mineral tenures are comprised of mineral claims and also rights pursuant to option agreements. Maintenance of such interests is subject to ongoing compliance with the terms governing such claims and agreements.

PROPERTY COMMITMENTS

Centrasia's mining properties may be subject to various land payments, royalties and/or work commitments. Failure by Centrasia to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

POTENTIAL JOINT VENTURES

Due to the cost of establishing and operating mining operations, Centrasia may enter into joint ventures on one or more of its properties. Any failure of such joint venture partners to meet their obligations to Centrasia or to third parties could have a material adverse effect on the joint ventures and Centrasia as a result. In addition, Centrasia may be unable to exert influence over strategic decisions made in respect of such properties.

DIVIDENDS

At the present time purchasers are unlikely to receive a dividend on the Centrasia Shares.

CONFLICTS OF INTEREST

Directors of Centrasia are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Centrasia may participate, the directors of Centrasia may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Centrasia and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Centrasia, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Centrasia will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of Nevada, the directors of Centrasia are required to act honestly, in good faith and in the best interests of Centrasia. In determining whether or not Centrasia will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Centrasia, the degree of risk to which Centrasia may be exposed and its financial position at that time. Other than as indicated, Centrasia has no other procedures or mechanisms to deal with conflicts of interest.

METAL PRICES

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of Centrasia may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of Centrasia, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the Centrasia properties can be mined at a profit.


PERMITS AND LICENCES

The operations of Centrasia will require licences and permits from various governmental and non governmental authorities. Centrasia has obtained, or will obtain, all necessary licences and permits required to carry on with activities which it is currently conducting or which it proposes to conduct under applicable laws and regulations. However, such licences and permits are subject to change in regulations and in various operating circumstances. There can be no assurance that Centrasia will be able to obtain all necessary licences and permits required to carry out exploration, development and mining operations at its proposed projects.

The BMC Licence was issued for a term until December 31, 2005 and can be extended for up to ten years subject to the approval of the Geology Agency, and provided that BMC is in compliance with the terms of the Licence Agreement. However, the Law of the Kyrgyz Republic on "Subsoil" dated July 2, 1997 No. 42
(as last amended on February 4, 2002) does not provide for any automatic procedure for renewal or obtaining of an exploration licence after this period has expired. There can be no assurance that the BMC Licence will be renewed.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

Environment and other regulatory requirements affect the current and future operations of Centrasia, including exploration and development activities and commencement of production on its properties, require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which Centrasia has interests and there can be no assurance that Centrasia will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Centrasia's proposed mining and processing operations and current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that Centrasia obtain permits from various governmental agencies. Centrasia believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which Centrasia may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Centrasia might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Centrasia and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

PRODUCTION, PRODUCTION COSTS AND THE ECONOMICS OF MINERAL PROPERTIES

Production, production costs and the economics of mineral products are affected by such factors as environmental permitting regulations and requirements, weather, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that small-scale laboratory tests, which recovers any metals or minerals can be duplicated in large-scale tests under on-site conditions or in production-scale operations.

RISKS OF MINING OPERATIONS

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Centrasia is not insured for environmental liability or earthquake damage.

COMPETITION

Significant competition exists for mineral opportunities. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Centrasia, Centrasia may be unable to acquire additional attractive mining properties on terms it considers acceptable.

POLITICAL REGULATORY RISKS

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return of capital. This may affect both Centrasia's ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director or senior officer of Centrasia or any of their associates has been indebted to Centrasia or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by Centrasia or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, no director, officer or promoter of Centrasia, or to the knowledge of management of Centrasia Shareholders holding enough securities to materially affect the control of Centrasia has had, within the three years prior to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Centrasia or any of its subsidiaries.

DIVIDEND RECORD AND POLICY

To date Centrasia has not paid any dividends on its common shares. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board of directors does not intend to pay any dividends.

MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into by Centrasia during the period from the date of incorporation to date of the Circular, by Centrasia.

1. Marsa Option Agreement dated July 8, 2005. See "General Development of the Business of Centrasia - Bulakashu Property - History".

2. Loan Agreement dated September 24, 2004, as amended. See "Options to Purchase Securities - Long-Term Debt".

3. Pledge Agreement dated July 8, 2005. See "General Development of the Business of Centrasia - Bulakashu Property - History".

4. Guarantee dated July 8, 2005. See "General Development of the Business of Centrasia - Bulakashu Property - History".

5. Turnbull Agreement dated April 1, 2004, as amended. See "Directors and Officers" and Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts".

6. Formal Agreement dated July 25, 2005. See "Matters to be Acted Upon - The Acquisition - Formal Agreement".

7. Debt Settlement Agreements between Centrasia and each of the Centrasia Investors dated March 30, 2005, April 21, 2005, May 31, 2005 and June 30, 2005. See "Information Concerning Centrasia - Long Term Debt - Centrasia Investors Loans."

Copies of these agreements may be inspected during regular business hours at the head office of Centrasia.

AUDITORS

Davidson & Company LLP, Chartered Accountants, Suite 1200, 609 Granville, PO Box 10372 Pacific Centre, Vancouver, BC. V7Y 1G6, are the auditors of Centrasia.

The register of Centrasia Shareholders is maintained at 800-885 West Georgia Street, Vancouver, British Columbia, V6Y 1A1.

LEGAL PROCEEDINGS

As at the date of this Circular, there are no legal proceedings to which Centrasia is a party, nor to the best of the knowledge of management of Centrasia are any legal proceedings contemplated.

                         INFORMATION CONCERNING BARADERO

GENERAL

INCORPORATION AND CORPORATE STRUCTURE

Baradero was incorporated under the COMPANY ACT (British Columbia) on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, Baradero changed its name to "QDM Ventures Ltd." and on September 25, 2001 it changed its name to "California Exploration Ltd.", filed Articles of Continuation under the BUSINESS CORPORATIONS ACT (Yukon) (the YBCA), and changed its domicile from British Columbia to the Yukon Territory. On November 23, 2004, Baradero filed a Continuation Application and Notice of Articles under the BCBCA to change its domicile from the Yukon Territory to the Province of British Columbia.

On December 21, 2000, Baradero commenced trading on the TSX-V.

On June 3, 2004, the authorized share capital of Baradero was consolidated on a one-for-four basis.

Baradero's head office and registered and records office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7.

SUBSIDIARIES

Baradero has two subsidiaries which have been incorporated solely for the purpose of the Acquisition. Magellan Holdings (BVI) Corp., is a wholly-owned subsidiary of Baradero, incorporated under the laws of the British Virgin Islands, which indirectly owns Magellan Gold (BVI) Inc. Magellan Gold (BVI) Inc. is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp., a company incorporated under the laws of the British Virgin Islands, and which will indirectly upon completion of the Acquisition acquire the Marsa Option.

BUSINESS OF BARADERO

THREE YEAR HISTORY

Baradero was initially formed to operate as a CPC, in accordance with the policies of the TSX-V.

Pursuant to an agreement (the "Agreement and Plan of Merger") dated July 3, 2001, between Baradero and California Exploration Inc. ("CalEx") and QDM Acquisition Corporation (a wholly-owned subsidiary of Baradero formed for the purpose of merging into CalEx), the shareholders of CalEx acquired control of Baradero in a reverse acquisition completed September 27, 2001.

The acquisition constituted a Qualifying Transaction under the CPC Policy. Pursuant to the terms of the Agreement and Plan of Merger, each shareholder of CalEx received one share of Baradero (prior to consolidation of Baradero's share capital on a one-for-four basis) for each share of CalEx common stock held. Additionally, all of the issued and outstanding shares of QDM Acquisition Corporation (which were held by Baradero) were converted into shares of CalEx. As a result, CalEx became a wholly-owned subsidiary of Baradero.

As a result of the reverse acquisition, Baradero's operations consisted solely of the operations of CalEx which was as a development stage independent oil and gas company CalEx had not earned any significant production revenue, nor had it found any significant reserves on any of its properties at that time.

In conjunction with the Qualifying Transaction, Baradero proceeded with the first state of the exploration and development program prescribed for its oil and gas interests, which consisted the drilling of eight wells. Of the eight wells, six were initially abandoned as dry holes, one, the Suisun #25 well, required side-tracking to reach the target zone and one well was completed as a producing well although it was shut-in shortly after commencement of production. This well was subsequently abandoned. In addition, the joint venture partners informed Baradero that they terminated their joint venture agreements and agreed to pay maintenance costs with respect to the prospect they retain an interest in. It was therefore determined by management of Baradero to consider other opportunities in the oil and gas industry. Throughout the first half of calendar 2002, Baradero worked towards finding partners to drill the side-track well to the Suisun #25 well.

In August 2002, Baradero commenced the side-track of the Suisun #25 well. The side-track was completed in September 2002. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was then plugged and abandoned.

On January 14, 2002, Baradero entered into a letter of intent to acquire 100% of the issued and outstanding shares of Optimal Powers Systems Ltd. ("Optimal"), a private company that developed technology and turn-key solutions to optimize oil, gas and power energy resources. Baradero provided Optimal with bridge loans that aggregate $150,000. The bridge loans are non-interest bearing. Optimal pledged its assets as security for the bridge loans, and in addition shareholders of Optimal pledged their shareholdings in Optimal as security. On January 7, 2003, Baradero announced that it had terminated the letter of intent, and had requested repayment of the bridge loan which was advanced to Optimal. Baradero has been unable to collect under the bridge loan.

In March 2004, Baradero sold its remaining interests in oil and gas properties. Baradero subsequently participated in the drilling of an unsuccessful well in Alberta. On May 31, 2004 Baradero abandoned CalEx and no longer holds any oil and gas interests.

On June 3, 2004, Baradero completed a consolidation of its share capital on a one new share for four old shares basis.

Baradero has since been reviewing other business opportunities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSIONS AND ANALYSIS

SELECTED CONSOLIDATED ANNUAL INFORMATION

The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the consolidated financial statements of Baradero attached as Schedule "B" to this Circular. Baradero's fiscal year ends on May 31 of each year. The consolidated financial statements of Baradero included in this Circular are for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003.

---------------------------------------------------------------------------------------------------------------------
                                                                YEARS ENDED MAY 31
                              ---------------------------------------------------------------------------------------
                                           2005                           2004                        2003
---------------------------------------------------------------------------------------------------------------------
Oil and Gas Revenues                        $Nil                       $98,904                     $22,064
Interest and Other Income                 54,288                         4,099                      11,590
Total Expenses                           163,030                       152,777                     684,110
Net Income (Loss)                      (108,742)                       179,158                 (1,072,481)
Net Income (Loss) Per                     (0.06)                          0.09                      (0.56)
Common Share basic and
diluted
Dividends                                    Nil                           Nil                         Nil
----------------------------- ------------------------------- ----------------------------- -------------------------

QUARTERLY INFORMATION - FISCAL YEAR ENDED MAY 31, 2005


The following is a summary of Baradero's financial operations on a quarterly basis during the fiscal year ended May 31, 2005.

--------------------------------------------------------------------------------------------------------------------
                              THREE MONTH         THREE MONTH        THREE MONTH PERIOD
                              PERIOD ENDED        PERIOD ENDED       ENDED FEBRUARY 28,        THREE MONTH PERIOD
                            AUGUST 31, 2004     NOVEMBER 30, 2004          2005                ENDED MAY 31, 2005
--------------------------------------------------------------------------------------------------------------------
Oil and Gas Revenues              $Nil                   $Nil                 $Nil                    $Nil
Interest and Other Income       21,465                 1,964                10,518                  20,341
Total Expenses                  19,416                72,427                16,566                  54,621
Net Income (Loss)                2,049              (70,463)               (6,148)                (34,180)
Net Income (Loss) Per           (0.00)                (0.04)                (0.00)                  (0.02)
Common Share basic and
diluted
Dividends                          Nil                   Nil                   Nil                     Nil


QUARTERLY INFORMATION - FISCAL YEAR ENDED MAY 31, 2004


The following is a summary of Baradero's financial operations on a quarterly basis during the fiscal year ended May 31, 2004.

--------------------------------------------------------------------------------------------------------------------
                              THREE MONTH         THREE MONTH        THREE MONTH PERIOD
                              PERIOD ENDED        PERIOD ENDED       ENDED FEBRUARY 28,        THREE MONTH PERIOD
                            AUGUST 31, 2003     NOVEMBER 30, 2003          2004                ENDED MAY 31, 2004
--------------------------------------------------------------------------------------------------------------------

Oil and Gas Revenues             $14,284             $21,920               $27,686                  $35,014
Interest and Other Income            105               1,705                    47                   2,242
Total Expenses                    13,127              25,329                49,181                  65,140
Net Income (Loss)                  2,610             (1,451)              (21,351)                 199,350
Net Income (Loss) Per               0.00              (0.00)                (0.01)                    0.08
Common Share basic and
diluted
Dividends                            Nil                 Nil                   Nil                     Nil


MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

OIL AND GAS PROPERTIES

Baradero follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversation rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, Baradero performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment cost, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

Subsequently all of Baradero's oil and gas exploration activities were conducted jointly with others and, accordingly, the consolidated financial statements attached as Schedule "B" to this Circular, include Baradero's proportionate interests in such activities.

RESULTS OF OPERATIONS

The following discussion of the results of operations of Baradero for the fiscal years ended May 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of Baradero attached as Schedule "B" hereto and related notes included therein.

YEAR ENDED MAY 31, 2005 COMPARED TO YEAR ENDED MAY 31, 2004

During the year ended May 31, 2005, ("Fiscal 2005") Baradero reported a loss of $108,742, an increase in loss of $287,900 compared to an income of $179,158 for the year ended May 31, 2004 ("Fiscal 2004"). The increase in loss was attributed primarily to the cessation of Baradero's oil and gas operations, in Fiscal 2004, resulting in a gain of $204,770 on the abandonment of Baradero's subsidiary, California Exploration Inc. in Fiscal 2004, and the recognition in Fiscal 2005 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for Fiscal 2004 was $98,904. Revenues from oil and gas sales in Fiscal 2004 were generated from the West Ranch Field well. Production costs of $28,741 were incurred and depletion of $13,996 and an impairment charge of $30,191 was recorded for 2004. Effective March 1, 2004, Baradero sold its interest in the West Ranch Field well.

General and administration costs increased by $48,789, from $79,849 in Fiscal 2004 to $128,638 in Fiscal 2005. The increase in costs in 2005 was partially attributable to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, and the services of Mr. DeMare as President of Baradero. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 relates to Mr. DeMare's services as the President of Baradero. In Fiscal 2005, Baradero was charged $69,325 by Chase, compared to $38,800 in 2004. General legal costs also increased $30,889, from $5,880 in Fiscal 2004 to $36,769 in Fiscal 2005, due to costs associated with the proposed acquisition of Centrasia.

During Fiscal 2005, Baradero sold certain of its marketable securities, for total proceeds of $59,014, recognizing a gain of $35,153. Baradero also received $14,250 from the exercise of stock options, $70,000 share subscriptions on the proposed $875,000 private placement of common shares, and a further $47,400 from the repayment of a loan which had been provided to a former President of Baradero.

In April 2005, Baradero advanced $25,000 to Centrasia.

YEAR ENDED MAY 31, 2004 COMPARED TO YEAR ENDED MAY 31, 2003

Effective March 1, 2004, Baradero sold its 3% working interest in the West Ranch Field, Texas, as its net carrying cost of $89,814.

During May 2004, Baradero participated in the drilling of an 1,800 foot offset well in Alberta, at a cost of $30,191. The well was drilled and logged and the logs indicated that the drill hole came in low to the offset producer to the south by eight meters. This resulted in the sands being poorly developed and wet. At the recommendation of the operator, the well was plugged and abandoned.

Oil and gas sales for 2004 was $98,904, compared to $22,064 in 2003. Revenues from oil and gas sales in fiscal 2003 were for five months, from January 2003 to May 2003, and in fiscal 2004 were generated for a period of seven months, from June 2003 to February 2004. Effective March 1, 2004, Baradero sold its West Ranch Field well. Production costs in fiscal 2003 were $4,870 compared to $28,741 in fiscal 2004.

During fiscal 2003 Baradero recorded an impairment charge of $574,508, reflecting its share of unsuccessful drilling activities and related the acquisition costs on abandonment of the regional California prospects and the Michigan exploratory well. During fiscal 2004, Baradero recorded a $13,996 depletion charge on the West Ranch Field oil and gas leases and an impairment charge of $30,191 for the Baradero's share of drilling costs on the High Noon Prospect.

General and administration costs decreased by $19,290, from $99,139 in 2003 to $79,849 in 2004. The decrease in costs were a result of Baradero's reduced operations. The Bakersfield office was closed and corporate activities were reduced during fiscal 2003. Baradero also wrote-off $63,798 in fiscal 2003 on the remaining capital assets as a result of the closure of the Bakersfield office.

During fiscal 2004 Baradero recorded a gain of $204,770 for liabilities of CalEx which amounts were previously recognized on the consolidation of CalEx in fiscal 2003. With the abandonment of CalEx, Baradero no longer recognized these liabilities. Baradero also negotiated a recovery of old receivables due from Halo Resources Ltd. ("Halo") in which it received 15,000 common shares of Halo and $12,912 cash, for a total recovery of $24,162. In fiscal 2003 Baradero wrote-off $138,319 of receivables from Halo.

During fiscal 2003 Baradero wrote off $162,322 relating to a $150,000 bridge loan and related costs due from Optimal Power Systems Ltd., a private company in which Baradero had proposed to acquire.

LIQUIDITY AND CAPITAL RESOURCES

With the sale of its remaining oil and gas properties in March 2004, Baradero does not have any ongoing revenues. Baradero has relied on the sale of its marketable securities, advances from related parties and exercises of options to provide funds for working capital purposes. Baradero will require significant equity financing to complete its proposed Acquisition of Centrasia, to conduct exploration on the Bulakashu Property and to meet ongoing corporate overhead. Baradero may incur significant costs to complete the Acquisition. There are no assurances that Baradero will be able to complete the required financings or receive the necessary approvals to complete the Acquisition of Centrasia. See "The Acquisition - Available Funds and Principal Purposes" in this Circular.

DIRECTORS AND OFFICERS OF BARADERO

The following table sets forth, for each of the directors and executive officers of Baradero, the person's name, municipality of residence, position with Baradero, principal occupation and number of Baradero Shares beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of Baradero, the period during which the individual has served as a director of Baradero and such information is at the date of this Circular:

-------------------------------------------------------------------------------------------------------------------------
      NAME, RESIDENT                                                                                    NUMBER OF
     MUNICIPALITY OF                                                                               BARADERO SHARES HELD
  RESIDENCE, POSITION(S)       PRINCIPAL OCCUPATION OR EMPLOYMENT           DATE(S) SERVED AS A     AS AT THE DATE OF
     WITH COMPANY(1)<F1>           DURING THE PAST FIVE YEARS                    DIRECTOR              CIRCULAR(2)<F2>
-------------------------------------------------------------------------------------------------------------------------
NICK DEMARE(3)<F3>             Chartered Accountant                            October 7, 2002           61,631(4)<F4>
Burnaby, British
Columbia, Canada,

President, Chief
Executive Officer, acting
Chief Financial Officer
and Director
-------------------------------------------------------------------------------------------------------------------------

ANDREW CARTER(3)<F3>           Independent Corporate Consultant                September 24, 2003            40,000
North Vancouver, British
Columbia, Canada

Director
-------------------------------------------------------------------------------------------------------------------------

HARVEY LIM(3)<F3>              Chartered  Accountant.  Controller of           September 24, 2003            40,000
Burnaby, British               Chase Management Ltd.
Columbia, Canada

Director
-------------------------------------------------------------------------------------------------------------------------

DAVID HENSTRIDGE               Professional Geologist. President and                   N/A                   35,000
Victoria, Australia            chief executive officer of Tumi
                               Resources Limited.
Corporate Secretary
-------------------------------------------------------------------------------------------------------------------------

(1)<F1> The information as to country of residence and principal occupation, not being within the knowledge of Baradero, has been furnished by the respective directors and executive officers individually.

(2)<F2> The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of Baradero, has been furnished by the respective directors and executive officers individually.

(3)<F3>  Denotes member of the Audit Committee.

(4)<F4> These Baradero Shares are held by DNG Capital Corp. a company that is wholly owned by Mr. DeMare.

Baradero does not have an executive committee.

Directors are elected at each annual general meeting of the shareholders of Baradero and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Baradero as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 176,631 Baradero Shares, representing 8.40% of the issued and outstanding Baradero Shares.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

No director, officer or promoter of Baradero, or to the knowledge of management of Baradero shareholders holding enough securities to materially affect the control of Baradero is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with that would likely be considered important to a reasonable investor making an investment decision.

PERSONAL BANKRUPTCIES

No director, officer or promoter of Baradero or to the knowledge of management of Baradero shareholders holding enough securities to materially affect the control of Baradero has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

CONFLICTS OF INTEREST

Directors of Baradero are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Baradero may participate, the directors of Baradero may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Baradero and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Baradero, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Baradero will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of Baradero are required to act honestly, in good faith and in the best interests of Baradero. In determining whether or not Baradero will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Baradero, the degree of risk to which Baradero may be exposed and its financial position at that time. Other than as indicated, Baradero has no other procedures or mechanisms to deal with conflicts of interest.

Baradero has an unwritten management agreement with Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, whereby Baradero pays to Chase $5,000 per month, to provide accounting, administrative, professional and management services to Baradero. In addition, Baradero may request that Chase perform extra services in which case Chase will charge Baradero for its employees services at competitive rates. It is a provision of the Formal Agreement that Chase will continue to provide such services to the Resulting Issuer after the completion of the Acquisition. Upon completion of the Acquisition, the amount to be paid to Chase will be reduced to $3,000 per month as Mr. DeMare will no longer be required to provide services as President of the Resulting Issuer. Such services will be undertaken by Mr. Turnbull.

SHARE CAPITAL

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Baradero consists of an unlimited number of common shares without par value. As at the date of this Circular, Baradero had 2,101,523 Baradero Shares issued and outstanding.

BARADERO COMMON SHARES

All of the common shares of Baradero are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares of Baradero have been issued subject to call or assessment. The Baradero Shares of Baradero contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Baradero's Notice of Articles and Articles and the BCBCA.

DIVIDEND POLICY

Due to the stage of Baradero's business development, Baradero has not paid dividends in the past and it has no present intention of paying dividends. Future dividends, if any, will be determined by the directors.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Baradero as at May 31, 2005 and May 31, 2004. The table should be read in conjunction with the consolidated financial statements of Baradero for the fiscal year ended May 31, 2005 and May 31, 2004, including the notes thereto and the auditor's report thereon, attached as Schedule "B" to this Circular and management's discussion and analysis of results of operations and financial condition set out earlier in the Circular.

                                              AMOUNT OUTSTANDING AS AT                AMOUNT OUTSTANDING AS AT
                                                   MAY 31, 2005                              MAY 31, 2004
                                                     (audited)                                 (audited)
                                                        ($)                                      ($)
Long-term liabilities                                  70,000                                  127,548

Common Shares                                        1,825,453                                1,751,878

Contributed surplus                                    18,255                                     -

Retained earnings (Deficit)                         (1,865,544)                              (1,756,802)
                                      ----------------------------------------- --------------------------------------

TOTAL CAPITALIZATION                                   48,164                                  122,624
                                                       ======                                  =======
                                      ----------------------------------------- --------------------------------------

PRIOR SALES

The following table sets forth the date and consideration per share of all Baradero Shares issued by Baradero during the 12 months preceding the date of this Circular:

--------------------------------------------------------------------------------------------------------------------
                                                           NUMBER OF BARADERO       PRICE PER            TOTAL
DATE OF ISSUANCE     DESCRIPTION                              SHARES ISSUED       BARADERO SHARE     CONSIDERATION
--------------------------------------------------------------------------------------------------------------------
March 2, 2005        Exercise of Options                         75,000               $0.19             $14,250
--------------------------------------------------------------------------------------------------------------------
July 12, 2005        Exercise of Options                         115,000              $0.19             $21,850
--------------------------------------------------------------------------------------------------------------------
Total  Issued as at                                              190,000                                $36,100
July 29, 2005
--------------------------------------------------------------------------------------------------------------------

STOCK EXCHANGE TRADING

The following table sets forth the particulars of the trading of the Baradero Shares on the TSX-V for the periods indicated:

-------------------------------------------------------------------------------------------------------------------
                                                                        PRICE RANGE
-------------------------------------------------------------------------------------------------------------------
                                                                 HIGH ($)          LOW ($)         TRADING VOLUME
-------------------------------------------------------------------------------------------------------------------
July 1, to July 29, 2005(1)<F1>                                    $0.27            $0.27                 0
-------------------------------------------------------------------------------------------------------------------
June 1 to June 30, 2005(1)<F1>                                     $0.27            $0.27                 0
-------------------------------------------------------------------------------------------------------------------
For the month ended May 31, 2005(1)<F1>                            $0.27            $0.27                 0
-------------------------------------------------------------------------------------------------------------------
For the month ended April 31, 2005(1)<F1>                          $0.27            $0.27                 0
-------------------------------------------------------------------------------------------------------------------
For the month ended March 31, 2005(1)<F1>                          $0.27            $0.27                 0
-------------------------------------------------------------------------------------------------------------------
For the month ended February 28, 2005(1)<F1>                       $0.35            $0.27              44,875
-------------------------------------------------------------------------------------------------------------------
For the month ended January 31, 2005                               $0.30            $0.23               6,275
-------------------------------------------------------------------------------------------------------------------
For the quarter ended December 31, 2004                            $0.30           $0.25.5              8,000
-------------------------------------------------------------------------------------------------------------------

                                       55

-------------------------------------------------------------------------------------------------------------------
                                                                        PRICE RANGE
-------------------------------------------------------------------------------------------------------------------
                                                                 HIGH ($)          LOW ($)         TRADING VOLUME
-------------------------------------------------------------------------------------------------------------------
For the quarter September 30, 2004                                 $0.26            $0.26               1,625
-------------------------------------------------------------------------------------------------------------------
For the quarter ended June 30, 2004                               $0.345            $0.26              60,416
-------------------------------------------------------------------------------------------------------------------
For the quarter ended March 31, 2004                              $0.085            $0.08              33,000
-------------------------------------------------------------------------------------------------------------------
For the quarter ended December 31, 2003                            $0.06            $0.045             16,000
-------------------------------------------------------------------------------------------------------------------
For the quarter ended September 30, 2003                           $0.04            $0.04               4,000
-------------------------------------------------------------------------------------------------------------------
For the quarter ended June 30, 2003                                 $0                $0                  0
-------------------------------------------------------------------------------------------------------------------

(1)<F1> The Baradero Shares were halted from trading on the TSX-V February 25, 2005.

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Circular, Baradero had a total of 2,101,523 Baradero Shares issued and outstanding. To the knowledge of management of Baradero, no person beneficially owns, directly or indirectly, more than ten percent of the issued and outstanding Baradero Shares.

OPTIONS TO PURCHASE SECURITIES

STOCK OPTIONS

Baradero has a stock option plan (the "Plan") to encourage ownership of Baradero Shares by directors, senior officers, employees and consultants of Baradero and to provide management with non-monetary incentives.

The following is a summary of the terms of the Plan.

ADMINISTRATION

The Plan is administered by Baradero's Corporate Secretary or such other senior officer or employee as may be designated by the Baradero Board of Directors from time to time.

DESCRIPTION OF STOCK OPTION PLAN

The effective date (the "Effective Date") of the Plan is November 18, 2004. The Plan will remain in effect until all grants of options under the Plan have been terminated or exercised pursuant to the provisions of the Plan, or the Plan has been terminated by the Board of Directors.

Plan allows Baradero to grant an aggregate of up to 10% of the issued and outstanding share capital of Baradero at the time the options are granted.

The purpose of the plan is to provide Baradero with a share related mechanism to enable Baradero to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers fro their contribution toward the long term goals of Baradero and to enable and encourage such individuals to acquire shares of Baradero as long term investments.

The plan provides that it is solely within the discretion of the Board of Directors to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of Baradero. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of Baradero result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Baradero's issued and outstanding share capital.

The following information is a brief description of the Plan.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of Baradero. The exercise price of the stock options, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the TSX-V on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX- V or, if the shares are no longer listed for trading on the TSX-V then such other exchange or quotation system on which the shares are listed and quoted for trading.

The Board of Directors will not grant options to any one person, which will, when exercised, exceed 5% of the issued and outstanding shares of Baradero.

Upon enquiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years, as long as Baradero is classified as a Tier 1 company, or five years, as long as Baradero is classified as a Tier 2 company, from the date on which the Board grant and announce the granting of the option.

If the option holder ceases to be a director of Baradero or ceases to be employed by Baradero (other than by reason of death), as the case may be, then the option granted must expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by Baradero subject to the terms and conditions set out in the Plan.

Shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of Baradero regularly employed on a full-time or part-time basis, directors of Baradero and persons who perform services for Baradero on an ongoing basis or who have provided, or are expected to provide, services of value to Baradero.

Options will also be non-assignable and non-transferable, provided that they will, to the extent that the options are vested, be exercisable by an optionee's legal heirs, personal representatives or guardians for up to the earlier of the termination of the option and 12 months following the death or termination of an optionee due to disability.

In the event of the termination of an optionee by reason of retirement or resignation during the term of the option, or the resignation, non-re-election or removal of a director, options will be exercisable, to the extent that they are vested, for a period of 30 days after the date that the individual ceases to be an optionee of Baradero. In the event of the termination of employment of an optionee for any reason other than as set out above, the options will terminate as of the date of termination of employment of the optionee.

If a material alteration in the capital structure of Baradero occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, board of directors of Baradero shall make adjustments to the Plan and to the options then outstanding under it as the board of directors of Baradero determines to be appropriate and equitable under the circumstances.

As at the date of this Circular, Baradero has no stock options outstanding.

Subject to the completion of the Acquisition and receipt of regulatory and shareholder approvals, management intends to approve a new stock option plan that will approve a change in the plan from a "rolling plan" to a plan that approves the grant of option equal to a fixed amount of 20% of the issued and outstanding share capital on the Effective Date of the Acquisitions See "Particulars of Other Matters to Be Acted Upon Approval of Stock Option Plan."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at the end of Baradero's most recently completed fiscal year ended May 31, 2005 there were stock options outstanding to purchase an aggregate of 115,000 Baradero Shares which were subsequently exercised in July 2005. The following table sets forth as at May 31, 2005, the number of securities authorized for issuance under the Plan which was approved by the shareholders of Baradero on October 8, 2004 and has an effective date of November 18, 2004:

---------------------------------------------------------------------------------------------------------------------
                                                                                            NUMBER OF SECURITIES
                                                                                           REMAINING AVAILABLE FOR
                                   NUMBER OF SECURITIES TO       WEIGHTED-AVERAGE       FUTURE ISSUANCE UNDER EQUITY
                                   BE ISSUED UPON EXERCISE       EXERCISE PRICE OF           COMPENSATION PLANS
                                   OF OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,         (EXCLUDING SECURITIES
                                     WARRANTS AND RIGHTS        WARRANTS AND RIGHTS       REFLECTED IN COLUMN (A))
          PLAN CATEGORY                      (A)                        (B)                          (C)
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans                  115,000                     $0.19                      83,652(1)<F1>
approved by securityholders

Equity compensation plans not                N/A                        N/A                          N/A
approved by securityholders

TOTAL:                                    115,000(1)<F1>                                           210,152
                                          ==========                                               =======
---------------------------------------------------------------------------------------------------------------------

(1)<F1>    July 12, 2005,  all  of  these  stock options  were  exercised.   See
           "Information Concerning Baradero - Prior Sales".

RISK FACTORS

BUSINESS OF BARADERO

Baradero's initial business was the exploration for, development and exploitation of oil and gas prospects principally in the United States. This business activity was not successful. In an attempt to diversify Baradero's operations, management reviewed other business opportunities. On January 14, 2002, Baradero entered into an agreement to acquire a private company in the software development industry. The agreement was ultimately not proceeded with and was terminated in January 2003. On March 17, 2005, Baradero entered into a Letter Agreement with Centrasia and the Centrasia Shareholders. The Letter
Agreement outlined the principal terms of the Acquisition by way of a share exchange involving Baradero and the Centrasia Shareholders pursuant to which Baradero would acquire all of the issued and outstanding Centrasia Shares. The Letter Agreement was superseded by the Formal Agreement. There can be no assurance that all of the conditions to the completion of the Acquisition as set out in the Formal Agreement will be completed or waived by the parties. Accordingly, there can be no assurance that the Acquisition will complete.

CONFLICTS OF INTEREST

All directors and officers of Baradero will not be devoting all their time to the affairs of Baradero, but will be devoting such time as required to effectively manage Baradero. Some of the directors and officers of Baradero are engaged and will continue to be engaged in the search for property or assets or business prospects on their own behalf or on behalf of the others. Such associations may give rise to conflicts of interest from time to time. The directors of Baradero are required by law to act honestly and in good faith with a view to the best interests of Baradero and to disclose any interest which they may have in any project or opportunity of Baradero. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. Baradero does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Baradero's proposed business operations. The officers and directors are, so long as they are officers or directors of Baradero, subject to the restriction that all opportunities contemplated by Baradero's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Baradero and the companies that they are affiliated with on an equal basis. Baradero or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunist, they said officers and directors would abstain from negotiating and voting upon opportunity. However, all directors may still individually take advantage of opportunities if Baradero declines to do so. Except as set forth above, Baradero has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not Baradero will participate in any project or opportunity, the director will primarily consider the degree of risk which Baradero may be exposed and its financial position at the time. No members of management have entered into non-competition agreements with Baradero.

DEPENDENCE ON KEY PERSONNEL

The success of the operations and activities of Baradero is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on Baradero. Baradero has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. Baradero has not obtained key-man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Baradero's business and its likelihood of continuing operations.

LACK OF LIQUIDITY

To date, there has been extremely limited trading of Baradero Shares on the Over-The-Counter Bulletin Board system and the TSX-V. Therefore, persons purchasing Baradero Shares may not be able to resell the shares and may have to hold the shares indefinitely. In addition, purchasers may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency.

FINANCING RISKS

Baradero has limited financial resources, no significant revenues, and has no assurance that additional funding will be available to it for exploration and development of Baradero's projects or to fulfil its obligations under any applicable agreements. The only significant source of funds presently available to Baradero is the sale of its equity capital. There can be no assurance that Baradero will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

LIMITED OPERATING HISTORY; LOSSES

Baradero to date has limited experience in any industry. There can be no assurance that Baradero will generate profits in the future. Baradero has experienced, on a consolidated basis, losses in most years of its operations.
There is no assurance that Baradero will be able to achieve and maintain profitable operations.

DIVIDENDS

At the present time purchasers are unlikely to receive a dividend on the Baradero Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as set out below, during the last completed fiscal year, no director or senior officer of Baradero or any of their associates has been indebted to Baradero or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by Baradero or any of its subsidiaries.

During its fiscal year ended May 31, 2001, Baradero provided a loan of US$35,000 to Ted Carlsen, ("Mr. Carlsen") a former President and director of Baradero, to acquire 350,000 Baradero Shares (the "Loan Shares"). Baradero received a promissory note for the loan. The promissory note was non--interest bearing and was repayable either in part or in full as required by Baradero upon the disposition of part or all of the Loan Shares held by Mr. Carlsen. During the fiscal year ended May 31, 2002, Baradero received a partial payment of US$5,000 and, as at May 31, 2004, 300,000 Loan Shares remained pledged as security for the remaining principal balance of $30,000 of the promissory note. The balance of the outstanding loan was fully repaid in January 2005.

MANAGEMENT CONTRACTS

Baradero has an unwritten management agreement with Chase, a company owned by Mr. Nick DeMare, whereby Baradero pays to Chase $5,000 per month, to provide accounting, administrative, professional and management services to Baradero. In addition, Baradero may request that Chase perform extra services in which case Chase will charge Baradero for its employees services at competitive rates. It is a provision of the Formal Agreement that Chase will continue to provide such services to the Resulting Issuer after the completion of the Acquisition. Upon completion of the Acquisition, the amount to be paid to Chase will be reduced to $3,000 per month as Mr. DeMare will no longer be required to provide services as President of the Resulting Issuer. Such services will be undertaken by Mr. Turnbull.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below, no director, officer or promoter of Baradero, or to the knowledge of management of Baradero shareholders holding enough securities to materially affect the control of Baradero has had, within the three years prior to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Baradero or any of its subsidiaries.

DIVIDEND RECORD AND POLICY

To date, Baradero has not paid any dividends on its common shares. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board of directors does not intend to pay any dividends.

SPONSORSHIP

In connection with the requirements of the TSX-V, and subject to the completion of satisfactory due diligence, pursuant to a sponsorship agreement dated July 20, 2005, Canaccord Capital Corporation of 24th Floor, 604 Granville Street, Vancouver, British Columbia, V7Y 1H2, has agreed to act as the sponsor to Baradero in connection with the Acquisition. Canaccord will receive a sponsorship fee of $35,000 plus GST for acting as sponsor. Baradero has paid Canaccord the sum of $10,000 as an advance with respect to Canaccord's legal fees. In addition, Baradero has agreed to pay to Canaccord a monthly work fee of $5,000 per month plus GST on September 1, 2005, and thereafter on a monthly basis until such time as Canaccord's services are no longer required. In addition, Baradero has granted Canaccord with the right of first refusal to participate in any equity financing of Baradero for a period of one year from the date that the TSX-V gives notice of approval of the Acquisition.

An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction of the likelihood of completion.

MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by Baradero or a subsidiary of Baradero.

1. Letter Agreement. See "Matters to be Acted Upon - The Acquisition - Background to and Reasons of the Acquisition ".

2. Formal Agreement dated July 25, 2005, as amended. See "Matters to be Acted Upon - The Acquisition - Formal Agreement ".

3. Marsa Option Agreement amended as of July 8, 2005. See "Description of the Business of Centrasia - Bulakashu Property - History".

4. Sponsorship Agreement dated July 20, 2005. See "Matters to be Acted Upon - The Acquisition - Sponsorship".

Copies of these agreements may be inspected during regular business hours at the head office of Baradero.

AUDITORS, TRANSFER AGENT AND REGISTRARS

D & H Group LLP, Chartered Accountants, 10th Floor, 1333 West Broadway, Vancouver, BC. V6H 4C1, are the auditors of Baradero.

Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V3H 1S2, is the registrar and transfer agent of the Baradero Shares.

LEGAL PROCEEDINGS

As at the date of this Circular, there are no legal proceedings to which Baradero is a party, nor to the best of the knowledge of management of Baradero are any legal proceedings contemplated.

AUDIT COMMITTEE

THE AUDIT COMMITTEE CHARTER

MANDATE

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by Baradero to regulatory authorities and shareholders, Baradero's systems of internal controls regarding finance and accounting and Baradero's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

o Serve as an independent and objective party to monitor Baradero's financial reporting and internal control system and review Baradero's financial statements.

o        Review and appraise the performance of Baradero's external auditors.

o Provide an open avenue of communication among Baradero's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgement as a member of the Committee. At least one member of the Committee shall have the accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected and be raised by the Corporation's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

     (a)          Review and update the Charter annually.

     (b) Review Baradero's financial statements, MD&A and any annual and interim earnings, press releases before Baradero publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors).

EXTERNAL AUDITORS

     (a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of Baradero.

     (b) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

     (c) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

     (d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by Baradero's external auditors.

Provide the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

     (a) In consultation with the external auditors, review with management the integrity of Baradero's financial reporting process, both internal and external.

     (b) Consider the external auditors' judgements about the quality and appropriateness of Baradero's accounting principals as applied in its financial reporting.

     (c) Consider and approve, if appropriate, changes to Baradero's auditing and accounting principles and practices as suggested by the external auditors and management.

     (d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

     (e) Review any significant disagreement among management and external auditors in connection with the preparation of the financial statements.

     (f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

     (g) Review any complains or concerns about any questionable accounting, internal accounting controls or auditing matters.

     (h)          Review certification process.

     (i)          Establish  a  procedure   for  the   confidential,   anonymous
                  submission by employees of Baradero of concerns regarding questionably accounting or auditing matters.

OTHER

Review any related-party transactions.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee(1):

--------------------------------------------------------------------------------
                           Independent(1)               Financially Literate
--------------------------------------------------------------------------------
Nick DeMare                     N                                 Y
Harvey Lim                      N                                 Y
Andrew Carter                   Y                                 Y
--------------------------------------------------------------------------------

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110"). Baradero is relying on the exemption provided under Section 6.1 of MI 52-110 with respect to the composition of the Committee.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of Baradero's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of Baradero's most recently completed financial year has Baradero relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by Baradero's external auditors in each of the last two fiscal years for audit fees are as follows:

 FINANCIAL YEAR ENDING         AUDIT FEES          AUDIT RELATED FEES          TAX FEES            ALL OTHER FEES
 ---------------------         ----------          ------------------          --------            --------------
May 31, 2005                     $7,351                  $4,255                    -                   $1,766
May 31, 2004                     $5,550                  $4,439                    -                      -

ADDITIONAL INFORMATION

Additional information relating to Baradero is available on the internet on SEDAR at www.sedar.com. Baradero Shareholders may contact Baradero to request copies of Baradero's financial statements and management discussion and analysis by sending a written request to Baradero at Suite 1305 - 1090 West Georgia Street, Vancouver, BC V6E 3V7, attention: Harvey Lim, Corporate Secretary. Financial information is provided in Baradero's comparative financial statements and management discussion and analysis for the financial year ended May 31, 2005.

                   INFORMATION CONCERNING THE RESULTING ISSUER

The following proforma information concerning the Resulting Issuer assumes the completion of and gives effect to the Acquisition.

General

INCORPORATION

Concurrent with the completion of the Acquisition, Centrasia's name change and subject to approval of the Baradero Shareholders, Baradero will change its name to "Centrasia Mining Corp". Baradero will be the parent company of the current Centrasia following the Acquisition and is referred to in this Circular as the Resulting Issuer. The corporate jurisdiction of the Resulting Issuer will not change. It is intended that the registered and records office of the Resulting Issuer will be located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7.

Upon completion of the Acquisition, the Resulting Issuer will carry on the existing business of Centrasia. With the funds available to the Resulting Issuer following the Acquisition, management intends to carry out the business objectives of Centrasia. See "Information Concerning Centrasia - Business of Centrasia."

CORPORATE STRUCTURE

Upon completion of the Baradero Financing and the Acquisition, Centrasia will be a wholly owned subsidiary of the Resulting Issuer. See "Information Concerning Centrasia - Incorporation and Corporate Structure" for more details.

The Resulting Issuer will also have two other subsidiaries which have been incorporated solely for the purpose of the Acquisition. Magellan Holdings (BVI) Corp., is a wholly-owned subsidiary of Baradero, incorporated under the laws of the British Virgin Islands, which indirectly owns Magellan Gold (BVI) Inc. Magellan Gold (BVI) Inc. is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp., a company incorporated under the laws of the British Virgin Islands, and which will indirectly upon completion of the Acquisition acquire the Marsa Option. See' Information Concerning Baradero - Subsidiaries" for more details.

BUSINESS OF THE RESULTING ISSUER

See "Information Concerning Centrasia - Business of Centrasia" for description of the business that the Resulting Issuer will be carrying following the Acquisition.

ADMINISTRATION

The estimated aggregate administration costs of the Resulting Issuer for the 12 months following the implementation of the Acquisition and commencing October 1, 2005 are estimated at $145,560 with an average monthly cost of $12,130. An estimated breakdown of these costs is as follows:

                                      YEARLY                      MONTHLY

Salaries                              $65,760                       $5,480
Rent                                   $8,700                         $725
DSL/email                              $1,080                          $90
Telephone                              $3,000                         $250
Travel and accommodation               $6,000                         $500
Professional Fees                     $18,000                       $1,500
Website                                $4,000                         $333
Office supplies                        $1,200                         $100
Courier and mail charges               $1,320                         $110
Printing media                           $500                          $42
Management fees                       $36,000                       $3,000
                                      -------                       ------
TOTAL                                $145,560                      $12,130
                                     ========                      =======

Upon completion of the Baradero Financing, it is anticipated that the Resulting Issuer will have sufficient funds to cover the above costs for a minimum 12 month period.

SHARE AND LOAN CAPITAL OF THE RESULTING ISSUER

DESCRIPTION OF SHARE CAPITAL

The following sets out the Resulting Issuer's anticipated share and loan capital following the completion of the Acquisition and Baradero Financing.

---------------------------------------------------------------------------------------------------------------------
  DESIGNATION OF         AMOUNT            AMOUNT             AMOUNT OUTSTANDING AS     AMOUNT OUTSTANDING AS OF MAY 31,
     SECURITY          AUTHORIZED      OUTSTANDING AS           MAY 31, 2005(1)<F1>     2005, ASSUMING COMPLETION OF THE
                                       MAY 31, 2004(1)<F1>                                      ACQUISITION (1)<F1>
---------------------------------------------------------------------------------------------------------------------
Common Shares        Unlimited            1,911,521                 1,986,523                      12,609,961
---------------------------------------------------------------------------------------------------------------------

(1)<F1> This number assumes the issuance of an aggregate of 3,700,100 Baradero Shares to the Centrasia Shareholders upon the Effective Date, the issuance in July 2005 of 115,000 Baradero Shares upon the exercise of outstanding Baradero stock options, an aggregate of 4,375,000 Baradero Shares are issued upon completion of the Baradero Financing, an aggregate of 2,000,000 Baradero Shares are issued pursuant to the conversion of the Centrasia Loans, an aggregate of 233,338 Baradero Shares are issued as a Finder's Fee and an aggregate of 200,000 Baradero Shares are issued under the terms of the Marsa Option. See "Matters to be Acted Upon - The Acquisition - Formal Agreement". See "Matters to be Acted Upon - The Acquisition - Baradero Financing". See "Matters to be Acted Upon - The Acquisition - Centrasia Investors Loans". See "Matters to be Acted Upon - The Acquisition - Finder's Fee". See "Information Concerning Centrasia - Marsa Option".


See "Information Concerning Baradero - Description of Share and Loan Capital" for a description of the attributes of the Resulting Issuer Shares.

FULLY DILUTED SHARE CAPITAL

The following sets out the anticipated fully diluted share capital of the Resulting Issuer after giving effect to the Acquisition and Baradero Financing.

--------------------------------------------------------------------------------------------------------------------

                                             NUMBER OF SECURITIES AS OF THE          % OF TOTAL UPON COMPLETION OF
                                                    EFFECTIVE DATE(1)<F1>                 BARADERO FINANCING
--------------------------------------------------------------------------------------------------------------------
Baradero  Shares  issued as of July 29,                 2,101,523                                9.46%
2005
--------------------------------------------------------------------------------------------------------------------

Baradero  Shares  to be  Issued  to the                 3,700,100                               16.66%
Centrasia Shareholders(2)<F2>
--------------------------------------------------------------------------------------------------------------------

Baradero  Shares to be Issued  Pursuant                 4,375,000                               19.70%
to the Baradero Financing(3)<F3>
--------------------------------------------------------------------------------------------------------------------

Shares  to  be   Issued  to   Centrasia                 2,000,000                                9.01%
Investors   upon   Conversion   of  the
Centrasia Loans(4)<F4>
--------------------------------------------------------------------------------------------------------------------

Shares to be  Issued  in  Consideration                  233,338                                 1.05%
of the Finder's Fee(5)<F5>
--------------------------------------------------------------------------------------------------------------------

Baradero  Shares to be Issued  upon the                200,000(7)<F7>                            0.90%
Effective  Date to  Marsa  Pursuant  to
the Marsa Option(6)<F6>
--------------------------------------------------------------------------------------------------------------------

Baradero  Shares  to  be  Reserved  for                  825,000                                 3.71%
Issuance  to  Marsa   Pursuant  to  the
Marsa Option(6)<F6>
--------------------------------------------------------------------------------------------------------------------

                                       65

--------------------------------------------------------------------------------------------------------------------

                                             NUMBER OF SECURITIES AS OF THE          % OF TOTAL UPON COMPLETION OF
                                                    EFFECTIVE DATE(1)<F1>                 BARADERO FINANCING
--------------------------------------------------------------------------------------------------------------------
Baradero  Shares  to  be  Reserved  for                 4,375,000                               19.70%
Issuance   Pursuant  to  the   Baradero
Warrants   Issued   Pursuant   to   the
Baradero Financing(3)<F3>
--------------------------------------------------------------------------------------------------------------------

Shares  to  be  Reserved  for  Issuance                 1,900,000                                8.55%
upon the Exercise of Baradero  Warrants
Issued  to  Centrasia   Investors  upon
Conversion of the Centrasia Loans(4)<F4>
--------------------------------------------------------------------------------------------------------------------

Shares  to  be  Reserved  for  Issuance                 2,500,000                               11.26%
Pursuant to the Resulting  Issuer Stock
Option Plan
--------------------------------------------------------------------------------------------------------------------

TOTAL                                                  22,209,961                                100%
                                                       ==========                                ====
--------------------------------------------------------------------------------------------------------------------

(1)<F1>  See "Information Concerning the Resulting Issuer - Description of Share and Loan Capital" above.

(2)<F2> See "Matters to be Acted Upon - The Acquisition - Formal Agreement". These shares are subject to escrow. See "Information Concerning the Resulting Issuer - Escrowed Shares - Centrasia Shares."

(3)<F3>  See "Matters to be Acted Upon - The Acquisition - Baradero Financing".

(4)<F4> See "Matters to be Acted Upon - The Acquisition - Centrasia Investors Loans".

(5)<F5>  See "Matters to be Acted Upon - The Acquisition - Finder's Fee".

(6)<F6>  See "Information Concerning Centrasia - Marsa Option".

(7)<F7> These Resulting Issuer Shares will be held by Marsa Gold Corp., a company that is controlled by Mr. Kim. Subject to the policies of the TSX-V, these shares may be subject to the escrow policies of the TSX-V, and if so, will be required to be held pursuant to a Surplus Security Escrow Agreement.

PRIOR SALES

See "Information Concerning Baradero - Prior Sales of Baradero - and Information Concerning Centrasia - Prior Sales of Centrasia"

PRINCIPAL SHAREHOLDERS

As of the Effective Date of the Acquisition, to the knowledge of the directors and officers of Baradero and Centrasia, there will be no person or corporation beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Resulting Issuer.

RIGHTS TO PURCHASE SECURITIES

A summary of all options, warrants and other rights to acquire securities of the Resulting Issuer as of the Effective Date is set forth below.

OPTIONS

Baradero currently has a stock option plan in place which allows it to grant option to purchase up to 10% of the issued and outstanding share capital of Baradero at the time the options are granted. See "Information Concerning Baradero - Options to Purchase Securities."

It is a term of the Formal Agreement that, Baradero replace the plan with a stock option plan that will entitle Baradero to grant a maximum of 2,500,000 stock options, being 20% of Baradero's issued and outstanding shares as at the Effective Date of the Acquisition. See "Particulars of Other Matters to be Acted Upon - Approval of Stock Option Plan".

Effective upon completion of the Acquisition, the Resulting Issuer intends to grant an aggregate of 2,335,000 stock options to the directors, officers, employees and consultants listed in the table below.

-------------------------------------------------------------------------------------------------------------
                NAME                  POSITION WITH THE RESULTING             PROPOSED NUMBER OF OPTIONS
                                                  ISSUER                             TO BE GRANTED
-------------------------------------------------------------------------------------------------------------
Douglas Turnbull                      President and Director                                         300,000
-------------------------------------------------------------------------------------------------------------
Nick DeMare                           Director and Chief Financial                                   275,000
                                      Officer
-------------------------------------------------------------------------------------------------------------
Oleg Kim                              Director                                                       275,000
-------------------------------------------------------------------------------------------------------------
Cary Pinkowski                        Director                                                       400,000
-------------------------------------------------------------------------------------------------------------
Gregory Crowe                         Director                                                       150,000
-------------------------------------------------------------------------------------------------------------
Lindsay Bottomer                      Director                                                       150,000
-------------------------------------------------------------------------------------------------------------
William Tafuri                        Vice-President Exploration                                     275,000
-------------------------------------------------------------------------------------------------------------
James Harris                          Secretary                                                      150,000
-------------------------------------------------------------------------------------------------------------
Harvey Lim                            Consultant                                                      75,000
-------------------------------------------------------------------------------------------------------------
Robin Merrifield                      Consultant                                                      50,000
-------------------------------------------------------------------------------------------------------------
Victoria Badiukova                    Consultant                                                      50,000
-------------------------------------------------------------------------------------------------------------
Dmitriy Genrihovich Vedeshkin-Ryabov  Consultant                                                      50,000
-------------------------------------------------------------------------------------------------------------
Larry Aligizakis                      Consultant                                                      50,000
-------------------------------------------------------------------------------------------------------------
Chase Management Ltd.                 Consultant                                                      25,000
-------------------------------------------------------------------------------------------------------------
Eugene Antonov                        Consultant                                                      25,000
-------------------------------------------------------------------------------------------------------------
Alexander Antonov                     Consultant                                                      25,000
-------------------------------------------------------------------------------------------------------------
Julie Clain                           Consultant                                                      10,000
-------------------------------------------------------------------------------------------------------------
TOTAL:                                                                                             2,335,000
-------------------------------------------------------------------------------------------------------------

The stock options listed in the above table will entitle the optionees to purchase an aggregate of 2,335,000 Resulting Issuer Shares at a purchase price of $0.20 per share over a period of five years. The shares subject to the options will be subject to a minimum 18 month vesting schedule whereby each option will vest equally on a quarterly basis. The options will be granted in accordance with the New Plan. See "Particulars of Other Matters to be Acted Upon
- Approval of Stock Option Plan".

WARRANTS

As of the Effective Date of the Acquisition and upon completion of the Baradero Financing to raise an aggregate of $875,000 to Baradero, Baradero will issue an aggregate of 4,375,000 Baradero Units to the purchasers thereunder. Each Baradero Unit will consist of one Baradero Share and one Baradero Unit. Accordingly, as of the Effective Date Baradero will issue an aggregate of 4,375,000 Baradero Units to purchasers under the Baradero Financing, that will entitle the purchasers to purchase an aggregate of 4,375,000 Baradero Shares for a period of two years from the date of issuance of the Baradero Warrants. See "Information Concerning the Resulting Issuer - Fully Diluted Share Capital".

Pursuant to the Formal Agreement, and as of the Effective Date of the Acquisition, Baradero has agreed to issue to certain Centrasia Investors an aggregate of 1,900,000 Baradero Units in consideration for the repayment of an aggregate of $380,000 of the Centrasia Loans, and will pay an aggregate of $30,000 in cash in payment of the interest outstanding on the Centrasia Loans as at the Effective Date. The warrants that form part of the Baradero Units to be issued to the Centrasia Shareholders upon conversion of the Centrasia Loans will have the same terms as the Baradero Warrants.

There are no assurances that the options and warrants described above will be exercised in whole or in part.

ESCROWED SHARES

BARADERO SHARES

As of the date of this Circular, a total of 290,439 Baradero Shares are held in escrow as follows:

    NAME OF BENEFICIAL HOLDER              NO. OF BARADERO SHARES HELD IN ESCROW
 Ted Carlson                                              81,250
 Ted Carlson and Monica Carlson                            3,750
 Greystoke Investments                                   205,439
                                                         -------
 TOTAL                                                   290,439
                                                         =======

Baradero and the above-names beneficial owners of Baradero Shares entered into a Surplus Securities escrow agreement dated September 26, 2001 with Computershare Investor Services Inc. pursuant to which 290,439 Baradero Shares are currently held in escrow. Pursuant to the terms of this Escrow Agreement the Baradero Escrow Shares are subject to release from escrow at six month intervals over a period ending on September 27, 2007.

The Escrow Agreement provides that the Baradero Escrow Shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the Escrow Agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

Upon completion of the Acquisition and the Baradero Financing, the Baradero Escrow Shares will represent approximately 2.30% of the then issued and outstanding share capital.

CENTRASIA SHARES

Upon completion of the Acquisition, a total of 3,800,100 Resulting Issuer Shares held by shareholders of Centrasia described below will be escrowed in accordance with the policies of the TSX-V (the "Escrowed Securities") in connection with the Acquisition and will be subject to the terms of a Surplus Security escrow agreement to be entered into between Baradero, each of the individuals named below and Computershare Investor Services Inc..

The Escrowed Securities will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from the date of the TSX-V Notice and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from the date of the TSX-V Notice.

                                                   NO. OF CENTRASIA SHARES
         NAME OF BENEFICIAL HOLDER                      HELD IN ESCROW
         -------------------------                      --------------
         Douglas Turnbull                                 1,625,100
         Cary Pinkowski                                   1,000,000

                                                   NO. OF CENTRASIA SHARES
         NAME OF BENEFICIAL HOLDER                      HELD IN ESCROW
         -------------------------                      --------------
         Gregory Crowe                                      200,000
         Lindsay Bottomer                                   200,000
         James Harris                                       200,000
         William J. Tafuri                                  400,000
         Robin Merrifield                                   175,000
                                                            -------
         TOTAL                                            3,800,100(1)
                                                          =========

         (1) An aggregate of 100,000 of these Resulting Issuer Shares will be issued upon the Effective Date of the Acquisition in settlement of outstanding Centrasia Loans. See "Information Concerning Centrasia - Long-Term Debt - Centrasia Investors Loans".

The escrow agreement will provide that the Baradero Escrow Shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

Upon  completion of the  Acquisition  and the Baradero  Financing,  the Escrowed
Securities  will  represent   approximately   30.13%  of  the  then  issued  and
outstanding share capital.

DIVIDEND RECORD

It is anticipated that the Resulting Issuer will not pay dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties.

Directors and Officers of the Resulting Issuer

The following table indicates the proposed directors and officers of the Resulting Issuer.

-------------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER AND           NUMBER AND
                                                                                  PERCENTAGE OF        PERCENTAGE OF
      NAME, RESIDENT                                                             BARADERO SHARES      RESULTING ISSUER
     MUNICIPALITY OF                                                DATE(S)       HELD AS AT THE     SHARES HELD AS AT
  RESIDENCE, POSITION(S)     PRINCIPAL OCCUPATION OR EMPLOYMENT   SERVED AS A        DATE OF         THE EFFECTIVE DATE
     WITH COMPANY(1)<F1>         DURING THE PAST FIVE YEARS         DIRECTOR       CIRCULAR(3)<F3>   OF THE ACQUISITION
-------------------------------------------------------------------------------------------------------------------------
DOUGLAS TURNBULL            President    Lakehead     Geological      N/A              Nil              1,625,100(6)<F6>
Coquitlam, BC, Canada       Services  Inc.  from January 1990 to                                          (12.89%)
                            present.

Proposed President and
Chief Executive Officer
Nominee Director
-------------------------------------------------------------------------------------------------------------------------

NICK DEMARE(2)<F2>          Chartered Accountant.                  October 7,       61,631(4)<F4>        61,631(4)<F4>
Burnaby, British                                                      2002           (3.10%)              (0.49%)
Columbia, Canada,


Chief Financial Officer
and Director
-------------------------------------------------------------------------------------------------------------------------

                                       69
-------------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER AND           NUMBER AND
                                                                                  PERCENTAGE OF        PERCENTAGE OF
      NAME, RESIDENT                                                             BARADERO SHARES      RESULTING ISSUER
     MUNICIPALITY OF                                                DATE(S)       HELD AS AT THE     SHARES HELD AS AT
  RESIDENCE, POSITION(S)     PRINCIPAL OCCUPATION OR EMPLOYMENT   SERVED AS A        DATE OF         THE EFFECTIVE DATE
     WITH COMPANY(1)<F1>         DURING THE PAST FIVE YEARS         DIRECTOR       CIRCULAR(3)<F3>   OF THE ACQUISITION
-------------------------------------------------------------------------------------------------------------------------
GREGORY CROWE(2)<F2>        President   and   Chief    Executive      N/A              Nil               200,000(6)<F6>
Bowen Island, BC, Canada    Officer   Entree   Gold  Inc.   from                                          (1.59%)
                            November   2003  to  present.   Self
                            employed   from   December  1997  to
Nominee Director            November 2003.
-------------------------------------------------------------------------------------------------------------------------

LINDSAY BOTTOMER(2)<F2>     President   and   Chief    Executive      N/A              Nil               200,000(6)<F6>
North Vancouver, BC,        Officer of  Southern  Rio  Resources                                          (1.59%)
Canada                      Ltd.  from  July  2001  to  present.
                            Vice-President  of Explorations  IMA
                            Explorations  Inc.  from May 1999 to
Nominee Director            July 2001.
-------------------------------------------------------------------------------------------------------------------------

CARY PINKOWSKI              December     2004    to     present,      N/A              Nil              1,000,000(6)<F6>
Vancouver, BC, Canada       independent     business    advisor.                                          (7.93%)
                            Investment     adviser     Canaccord
                            Capital  Corporation  June  1992  to
Nominee Director            November 2004.
-------------------------------------------------------------------------------------------------------------------------

OLEG KIM                    General  Director  Bulakashu  Mining      N/A              Nil               200,000(5)<F5>
Bishkek Kyrgyz Republic     Company  Ltd.   from  June  2004  to                                          (1.59%)
                            present. Managing Director Marsa Gold
                            December 2002 to present.
Nominee Director            Managing  Director  Soga Create Gold
                            Comp. September 1999 to December 2002.
-------------------------------------------------------------------------------------------------------------------------

WILLIAM J. TAFURI           Self employed  consulting  geologist      N/A              Nil               400,000(6)<F6>
Park City, Utah, U.S.A.     from  June  2001 to  present.  Chief                                          (3.17%)
                            geologist  Kinross  Gold Corp.  from
                            January 1999 to June 2001.
Vice-President of
Exploration and Director
of Operations, Asia
-------------------------------------------------------------------------------------------------------------------------

JAMES HARRIS                Self-employed lawyer.                     N/A              Nil               200,000(6)<F6>
West Vancouver, B.C.,                                                                                     (1.59%)
Canada

Corporate Secretary
-------------------------------------------------------------------------------------------------------------------------

(1)<F1> The information as to country of residence and principal occupation, not being within the knowledge of Baradero, has been furnished by the respective directors individually.

(2)<F2>  Denotes proposed members of the Audit Committee.

(3)<F3> The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Baradero, has been furnished by the respective directors individually.

(4)<F4> These Resulting Issuer Shares are held by DNG Capital Corp. a company that is wholly owned by Mr. DeMare.

(5)<F5> These Resulting Issuer Shares will be held by Marsa Gold Corp., a company that is controlled by Mr. Kim. Subject to the policies of the TSX-V, these shares may be subject to the escrow policies of the TSX-V, and if so, will be required to be held pursuant to a Surplus Security Escrow Agreement.

(6)<F6> All of these shares are subject to a Surplus Security escrow agreement. See "Information Concerning the Resulting Issuer - Share and Loan Capital Structure - Escrowed Securities."

As at the Effective Date of the Acquisition, the directors and officers of the Resulting Issuer as a group will beneficially own, directly or indirectly an aggregate of 3,886,731 Resulting Issuer Shares, that will represent 30.82% of the issued and outstanding Resulting Issuer Shares upon the Effective Date of the Acquisition.

Certain of the directors and officers of the Resulting Issuer reside outside of Canada. Upon the Effective Date of the Acquisition substantially all of the assets of the Resulting Issuer will be located outside of Canada. Although
Baradero has appointed Axium Law Corporation of Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors and officers referred to above. It may also not be possible to enforce against certain of the directors and officers of the Resulting Issuer judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

MANAGEMENT FEES

As at the date of this Circular, agreements pertaining to the management of the business affairs of the Resulting Issuer have not yet been formalised. However, pursuant to the Formal Agreement, Baradero has agreed to engage Chase to continue to provide accounting, administration and management services to the Resulting Issuer subsequent to the Effective Date. Mr. DeMare will be a director and officer of the Resulting Issuer and is the owner of Chase.

PROPOSED COMPENSATION

The compensation of the executive officers of the Resulting Issuer will be subject to negotiation and determination by the board of directors of the Resulting Issuer subsequent to the Effective Date of the Acquisition. It is intended that the Turnbull Agreement will continue in existence subsequent to the completion of the Acquisition.

Baradero currently has an unwritten management agreement with Chase, a company owned by Mr. Nick DeMare, whereby Baradero pays to Chase $5,000 per month, to provide accounting, administrative, professional and management services to Baradero. In addition, Baradero may request that Chase perform extra services in which case Chase will charge Baradero for its employees services at competitive rates. It is a provision of the Formal Agreement that Chase will continue to provide such services to the Resulting Issuer after the completion of the Acquisition. Upon completion of the Acquisition, the amount to be paid to Chase will be reduced to $3,000 per month as Mr. DeMare will no longer be required to provide services as President of the Resulting Issuer. Such services will be undertaken by Mr. Turnbull.

OTHER REPORTING ISSUERS

The directors and officers of the Resulting Issuer who have been directors, officers and promoters of other reporting issuers within the past five years prior to the date of this Circular, including the periods during which they acted in such capacity are:

------------------------------- ------------------------------------------------------------------------------------
NAME OF DIRECTOR/OFFICER        NAME OF REPORTING ISSUER              POSITION                       TERM
------------------------------- ------------------------------------------------------------------------------------
Douglas Turnbull                Oromin Explorations Ltd.     Director                     November 1999 to present
                                ------------------------------------------------------------------------------------
                                Buffalo Gold Ltd.            Director and President       June 2001 to present
                                ------------------------------------------------------------------------------------
                                Matador Explorations Inc.    Director                     February 2003 to March 2005
                                ------------------------------------------------------------------------------------
                                Grizzly Diamonds Ltd.        Director                     January 2004 to present
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Nick DeMare                     Aguila American Resources    Director                     January 2003 to present
                                Ltd.
                                ------------------------------------------------------------------------------------
                                Andean American Mining       Secretary                    December 1995 to present
                                Corp.                        Director                     August 2002 to present
                                ------------------------------------------------------------------------------------
                                Dial Thru International      Director                     January 1991 to September
                                Inc.                                                      2004
                                ------------------------------------------------------------------------------------
                                Gold Point Exploration Ltd.  Director and President       August 2003 to present
                                ------------------------------------------------------------------------------------

                                       71

------------------------------- ------------------------------------------------------------------------------------
NAME OF DIRECTOR/OFFICER        NAME OF REPORTING ISSUER              POSITION                       TERM
------------------------------- ------------------------------------------------------------------------------------
                                Golden Peaks Resources Ltd.  Director                     January 1992 to present
                                ------------------------------------------------------------------------------------
                                Goldmarca Limited            Director                     September 2000 to present
                                ------------------------------------------------------------------------------------
                                Halo Resources Ltd.          Director                     January 1996 to present
                                                             President and Chief
                                                             Executive Officer            July 2003 to present
                                ------------------------------------------------------------------------------------
                                Hilton Resources Ltd.        Director                     October 1989 to present
                                                             President and Chief
                                                             Executive Officer            July 2003 to present
                                ------------------------------------------------------------------------------------
                                IMA Exploration Inc.         Director                     March 1996 to September
                                                                                          2000
                                ------------------------------------------------------------------------------------
                                International Bigsky         Director                     June 1996 to April 2001
                                Resources Corp.
                                ------------------------------------------------------------------------------------
                                Kookaburra Resources Ltd.    Director                     June 1988 to present
                                ------------------------------------------------------------------------------------
                                Lara Exploration Ltd.        Director                     March 2004 to present
                                ------------------------------------------------------------------------------------
                                Lariat Resources Ltd.        Director                     April 2003 to present
                                ------------------------------------------------------------------------------------
                                Mawson Resources Limited     Director                     March 2004 to present
                                ------------------------------------------------------------------------------------
                                North American Oil and Gas   Director                     August 2001 to present
                                ------------------------------------------------------------------------------------
                                Peruvian Gold Limited        Director                     February 1993 to July 2002
                                ------------------------------------------------------------------------------------
                                Tinka Resources Limited      Director                     October 2002 to present
                                                                                          October 2002 to October
                                                             President                    2003
                                                                                          October 2003 to January
                                                             Secretary                    2004
                                ------------------------------------------------------------------------------------
                                Tumi Resources Limited       Director                     January 2001 to present
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Gregory Crowe                   Rome Resources Inc.          Director                     June 2000 to June 2001
                                ------------------------------------------------------------------------------------
                                International Croesus        Director                     June 1999 to October 2003
                                Ventures Ltd.
                                ------------------------------------------------------------------------------------
                                Yuma Copper Corp.            Director                     October 1994 to present
                                                                                          (inactive)
                                ------------------------------------------------------------------------------------
                                Acrex Ventures Ltd.          Director                     June 2001 to present
                                ------------------------------------------------------------------------------------
                                Entree Gold Inc.             President and Chief          July 2002 to present
                                Executive Officer
                                ------------------------------------------------------------------------------------
                                Altima Resources Ltd.        Director                     November 2003 to present
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Lindsay Bottomer                IMA Exploration Inc.         Vice-President Exploration   May 1999 to July 2001
                                ------------------------------------------------------------------------------------
                                Southern Rio Resources Ltd.  President and Chief          July 2001 to present
                                                             Executive Officer, Director
                                ------------------------------------------------------------------------------------
                                Entree Gold Inc.             Director                     June 2002 to present
                                ------------------------------------------------------------------------------------
                                Pacific North West Capital   Director                     May 1998 to August 2005
                                Corp.
                                ------------------------------------------------------------------------------------
                                Strategem Capital Corp.      Director                     June 2003 to present
                                ------------------------------------------------------------------------------------
                                Altima Resources Ltd.        Director                     November 2003 to present
                                ------------------------------------------------------------------------------------
                                Amera Resources Corp.        Director                     February 2004 to present
                                ------------------------------------------------------------------------------------
                                Ceduna Capital Corp.         Director                     February 2005 to present
                                ------------------------------------------------------------------------------------


                                       72


------------------------------- ------------------------------------------------------------------------------------
NAME OF DIRECTOR/OFFICER        NAME OF REPORTING ISSUER              POSITION                       TERM
------------------------------- ------------------------------------------------------------------------------------
                                CRMnet.com Inc.              Director                     July 2003 to April 2004
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
James Harris                    BDI Mining Corp.             Secretary                    October 2001 to present
                                                             Secretary                    November 1995 to October
                                                                                          2000

                                ------------------------------------------------------------------------------------
                                CareerExchange Interactive   Secretary                    May 2003 to present
                                Corp.
                                ------------------------------------------------------------------------------------
                                Fortress Minerals Corp.      Secretary                    October 2001 to August 2004
                                                                                          February 1999 to November
                                                             Secretary                    2000
                                ------------------------------------------------------------------------------------
                                Entree Gold Inc.             Director                     January 2003 to present
                                                             Secretary                    April 2001 to June 2002
                                                             Secretary                    February 2000 to November
                                                                                          2000
                                ------------------------------------------------------------------------------------
                                Rochester Energy Corp.       Secretary                    September 1996 to October
                                                                                          2000
                                ------------------------------------------------------------------------------------
                                International Croesus        Secretary                    March 2004 to present
                                Ventures Corp.               Secretary                    June 1999 to November 2000
                                ------------------------------------------------------------------------------------
                                WSI Interactive Corp.        Secretary                    June 1998 to November 2000
                                                                                          June 1999 to July 2000
                                    Director
                                ------------------------------------------------------------------------------------
                                Rome Resources Ltd.          Director                     January 1998 to May 2000
                                ------------------------------------------------------------------------------------
                                GLS Global Assets Ltd.       Secretary                    December 2003 to present
                                                             Secretary                    September 2000 to November
                                                                                          2000
                                ------------------------------------------------------------------------------------
                                Southport Capital Corp.      Director and Secretary       November 1999 to November
                                                                                          2000
                                ------------------------------------------------------------------------------------
                                Consolidated New Sage        Secretary                    September 2003 to present
                                Resources Ltd.
-------------------------------------------------------------------------------------------------------------------

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, no proposed director, officer or promoter of the Resulting Issuer is, or within the five years prior to the date of this Circular has been a director, officer or promoter of any other issuer that, while that person was acting in that capacity:

          (a) was the subject of a cease trade order or an order that denied the issue access to any statutory exemptions for a period of more than 30 consecutive days; or

          (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

PENALTIES OR SANCTIONS

Other than as disclosed herein, no proposed director, officer or promoter of the Resulting Issuer is or has been, within the preceding 10 years of the date of this Circular, subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

INDIVIDUAL BANKRUPTCIES

Other than as disclosed herein, no proposed director, officer or promoter of the Resulting Issuer has, within the five years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that individual.

CONFLICTS OF INTEREST

Certain of the existing and proposed directors, officers and shareholders of Baradero or Centrasia are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of Baradero or Centrasia and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the BCBCA, and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

Mr. DeMare is a director, officer and shareholder of Baradero, and will be a director, officer and shareholder of the Resulting Issuer. Mr. DeMare owns Chase, a company engaged by Baradero and to be engaged by the Resulting Issuer to provide accounting, administration and management services to such companies.

Mr. Harris is an officer and shareholder of Centrasia, a creditor of Centrasia and legal counsel to Centrasia. Upon the Effective Date of the Acquisition, Mr. Harris will be an officer and shareholder of the Resulting Issuer.

LEGAL PROCEEDINGS

As at the date of this Circular, neither Baradero nor Centrasia are a party to any outstanding legal proceedings, nor to the best of the knowledge of management of Baradero and Centrasia are any legal proceedings contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRARS

As of the Effective Date, the auditors of the Resulting Issuer will be Davidson & Company LLP, or such other auditors as may appointed by the Board of Directors of the Resulting Issuer.

As of the Effective Date, the registrar and transfer agent of the Resulting Issuer will be Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

As of the Effective Date, the Resulting Issuer or its subsidiaries will be a party to or will assume the following material contracts.

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by Baradero or a subsidiary of Baradero.

1. Marsa Option Agreement dated July 8, 2005. See "General Development of the Business of Centrasia - Bulakashu Property History".

2. Loan Agreement dated September 24, 2004. See "General Development of the Business of Centrasia - Options to Purchase Securities - Long-Term Debt".

3. Pledge Agreement dated July 8, 2005. See "General Development of the Business of Centrasia - Bulakashu Property History".

4. Guarantee dated July 8, 2005. See "General Development of the Business of Centrasia - Bulakashu Property History".

5. Turnbull Agreement dated April 1, 2004, as amended. See "Directors and Officers" and Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts".

6. Formal Agreement dated July 25, 2005. See "Matters to be Acted Upon - The Acquisition - Formal Agreement".

7. Letter Agreement. See "Matters to be Acted Upon - The Acquisition - Background to and Reasons of the Acquisition "

8. Sponsorship Agreement dated July 20, 2005. See "Matters to be Acted Upon - The Acquisition - Sponsorship"

Copies of these agreements may be inspected during regular business hours at the head office of Baradero at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7.

SELECTED PROFORMA FINANCIAL INFORMATION

The following table sets forth selected proforma financial information for the Resulting Issuer after giving effect to the Acquisition and the exercise by Centrasia of the option to purchase all of the participating interest of BMC, should be read in conjunction with the Proforma Consolidated Financial Statements of Baradero, Centrasia and BMC attached as Schedule "E" to this Circular.

                                                       AS AT MAY 31, 2005
Current Assets                                              $815,239
Mineral Properties                                          $220,737
Other Assets                                                 $10,434
Liabilities                                                  $87,466
Shareholders' Equity                                        $958,944

RISK FACTORS

See  "Information   Concerning   Centrasia  -  Risk  Factors"  and  "Information
Concerning Baradero - Risk Factors" for a description of the risk factors related to the Acquisition and the Resulting Issuer.

                             ANNUAL MEETING BUSINESS

ELECTION OF DIRECTORS

The Board of Directors of Baradero presently consists of the following three directors: Nick DeMare, Harvey Lim and Andrew Carter. Pursuant to the Formal Agreement, the Resulting Issuer is required to have a board of six directors. To effect the re-structuring of the Board on the Effective Date of the Acquisition, the current directors of Baradero will be nominated for re-election at the Meeting, and Douglas Turnbull and Gregory Crowe will be nominated as representatives of Centrasia to the Baradero Board. In the event that the Acquisition does not complete, Douglas Turnbull and Gregory Crowe have agreed to resign as directors of Baradero. During the period between the Meeting and the Effective Date of the Acquisition, the current directors of Baradero will continue to direct the business of Baradero.

Upon the Effective Date of the Acquisition, Harvey Lim and Andrew Carter will resign as directors of Baradero and Lindsay Bottomer and Cary Pinkowski will be appointed to the Board of Baradero to fill the vacancies created by the resignations. Concurrently with this, Oleg Kim will be appointed as an additional director of Baradero for a total of six directors.

All directors of Baradero elected at the Meeting or to be appointed upon the Effective Date of the Acquisition will hold office until the next annual general meeting of the Baradero Shareholders unless they earlier resign or are removed by the Baradero Shareholders by special resolution.

See "Information Concerning Centrasia - Directors and Officers" for the brief biographies of the Centrasia proposed nominees to the board of the Resulting Issuer. The brief biographies of Mr. Oleg Kim and Mr. Cary Pinkowski are set out below.

Mr. Kim is a Kyrgyz national and the principal of Marsa and the President of BMC. Mr. Kim has graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University. From 1985 to 1992 Mr. Kim worked for a number of state geology organizations in the Kyrgyz Republic and subsequently Kyrgyzaltyn, the principal mining state in the Kyrgyz Republic. Mr. Kim was involved form 1993 with the development of the Kumtor gold deposit joint venture with Cameco Corporation and became chief exploration geologist at Kumtor in charge of the major continuing exploration program for this gold mine. Mr. Kim was also generally responsible for Cameco's central Asian exploration program. Since 1992 Mr. Kim has developed his own business interests in gold exploration and productions. Mr. Kim is also a director of Andash Mining Company in the Kyrgyz Republic.

Mr. Pinkowski has fifteen years of experience in dealing with North American and European capital markets. Mr. Pinkowski was an investment adviser with Canaccord Capital Corporation from June 1992 to November 2004. During this time Mr. Pinkowski specialized in venture and resource company financings and maintained a large retail and institutional clientele. Mr. Pinkowski currently acts as a business and corporate development advisor to Entree Gold Inc.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected for appointed, unless his office is earlier vacated in accordance with the Articles of Baradero, or with the provisions of the BCBCA.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of Baradero now held by him, his principal occupation, the period of time for which he has been a director of Baradero, and the number of Baradero shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, and such information is as at the date of this Circular.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              NUMBER AND
                                                                                                             PERCENTAGE OF
                                                                                         NUMBER AND        RESULTING ISSUER
      NAME, RESIDENT         PRINCIPAL OCCUPATION OR                                    PERCENTAGE OF       SHARES HELD AS
     MUNICIPALITY OF               EMPLOYMENT                                          BARADERO SHARES     AT THE EFFECTIVE
  RESIDENCE, POSITION(S)      DURING THE PAST FIVE           DATE(S) SERVED AS A     HELD AS AT THE DATE      DATE OF THE
     WITH COMPANY(1)<F1>              YEARS                        DIRECTOR            OF CIRCULAR(2)<F2>     ACQUISITION
-----------------------------------------------------------------------------------------------------------------------------
NICK DEMARE(3)<F3>          Chartered Accountant               October 7, 2002            61,631(4)<F4>        61,631(4)<F4>
Burnaby, British                                                                           (2.93%)              (0.49%)
Columbia, Canada,


President, Chief
Executive Officer, acting
Chief Financial Officer
and Director
-----------------------------------------------------------------------------------------------------------------------------
ANDREW CARTER(3)<F3>
North Vancouver, British    Independent     Corporate         September 24, 2003           40,000               40,000
Columbia, Canada            Consultant                                                     (1.90%)              (0.32%)


Director
-----------------------------------------------------------------------------------------------------------------------------

                                       76

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                              NUMBER AND
                                                                                                             PERCENTAGE OF
                                                                                         NUMBER AND        RESULTING ISSUER
      NAME, RESIDENT         PRINCIPAL OCCUPATION OR                                    PERCENTAGE OF       SHARES HELD AS
     MUNICIPALITY OF               EMPLOYMENT                                          BARADERO SHARES     AT THE EFFECTIVE
  RESIDENCE, POSITION(S)      DURING THE PAST FIVE           DATE(S) SERVED AS A     HELD AS AT THE DATE      DATE OF THE
     WITH COMPANY(1)<F1>              YEARS                        DIRECTOR            OF CIRCULAR(2)<F2>     ACQUISITION
-----------------------------------------------------------------------------------------------------------------------------
HARVEY LIM(3)<F3>           Chartered     Accountant.         September 24, 2003           40,000               40,000
Burnaby, British            Controller    of    Chase                                      (1.90%)              (0.32%)
Columbia, Canada            Management Ltd.


Director
-----------------------------------------------------------------------------------------------------------------------------

DOUG TURNBULL               President        Lackhead                N/A                     Nil               1,625,100
Coquitlam, British          Geological  Services Inc.                                                          (12.89%)
Columbia, Canada            from   January   1990  to
                            present.

Nominee
-----------------------------------------------------------------------------------------------------------------------------

GREGORY CROWE               President    and    Chief                N/A                     Nil                200,000
Bowen Island, British       Executive  Officer Entree                                                           (1.59%)
Columbia, Canada            Gold Inc.  from  November
                            2003  to  present.   Self
                            employed   from  December
Nominee                     1997 to November 2003.
-----------------------------------------------------------------------------------------------------------------------------

(1)<F1> The information as to country of residence and principal occupation, not being within the knowledge of Baradero, has been furnished by the respective directors individually.

(2)<F2>  Denotes proposed members of the Audit Committee.

(3)<F3> The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Baradero, has been furnished by the respective directors individually.

(4)<F4> These Resulting Issuer Shares are held by DNG Capital Corp. a company that is wholly owned by Mr. DeMare.

(5)<F5> These Resulting Issuer Shares will be held by Marsa Gold Corp., a company that is controlled by Mr. Kim.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D&H Group, LLP as auditors of Baradero and to authorize the Directors to five their remuneration.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

     (a) the chief executive officer (the "Baradero CEO") of Baradero or any person that acted in a similar capacity during the most recently completed fiscal year;

     (b) the chief financial officer (the "Baradero CFO") of Baradero or any person that acted in a similar capacity during the most recently completed fiscal year

     (c) each of Baradero's three most highly compensated executive officers, other than the Baradero CEO and the Baradero CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

     (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Baradero at the end of the most recently completed financial year.

As at May 31, 2005, the end of the most recently completed fiscal year of Baradero, Baradero had one Named Executive Officer, Mr. Nick DeMare, the President, Chief Executive Officer and acting Chief Financial Officer.

SUMMARY OF COMPENSATION

The following table is a summary of compensation paid to the Named Executive Officer, during Baradero's fiscal year ended May 31, 2005, 2004 and 2003.

------------------------------------------------------------------------------------------------------------------------------
                                                   ANNUAL COMPENSATION              LONG TERM COMPENSATION
                                         ----------------------------------------------------------------------
                                                                                   AWARDS             PAYOUTS
------------------------------------------------------------------------------------------------------------------------------
                                                                          SECURITIES    SHARES OR
                                                               OTHER         UNDER         UNITS
   NAMED EXECUTIVE            FISCAL                           ANNUAL      ONOPTIONS/    SUBJECT TO      LTIP     ALL OTHER
     OFFICER NAME              YEAR                            COMPEN-        SARS         RESALE        PAY-      COMPEN-
AND PRINCIPAL POSITION       ENDING(1)    SALARY     BONUS     SATION       GRANTED     RESTRICTIONS     OUTS      SATION
------------------------------------------------------------------------------------------------------------------------------
Nick DeMare(3)                 2005         Nil        Nil     69,325(4)   75,000(5)         N/A          N/A         N/A
President, CEO, Acting         2004         Nil        Nil     38,800(4)    Nil/Nil          N/A          N/A         Nil
CFO and Director               2003         N/A        N/A        N/A      N/A / N/A         N/A          N/A         N/A
----------------------------------------------------------------------------------------------------------------------
Desmond O'Kell(4)              2005         N/A        N/A        N/A      N/A / N/A         N/A          N/A         N/A
Former President               2004         N/A        N/A        N/A      N/A / N/A         N/A          N/A         N/A
                               2003         Nil        Nil        Nil     250,000/ Nil       N/A          N/A         Nil
----------------------------------------------------------------------------------------------------------------------

(1)   Financial years ended May 31, 2005, 2004 and 2003.

(2) Figures represent options granted during a particular year. See "Aggregate Option" table for the aggregate number of options outstanding at year end. Baradero did not grant any SARs during the fiscal years ended May 31, 2005, 2004 and 2003.

(3) On October 7, 2002, Desmond O'Kell was appointed as the President of Baradero. On September 24, 2003, Mr. O'Kell resigned as a director and the President of Baradero and Mr. DeMare was appointed the President, CEO and acting CFO of Baradero.

(4) Paid to Chase Management Ltd., ("Chase") a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provides accounting, secretarial and administrative services to Baradero.

(5)   Includes 35,000 stock options granted to Chase.

No officers or employees of Baradero other than the Named Executive Officers received individual compensation in excess of $40,000 for services in such capacities during the most recently completed fiscal year ended May 31, 2005.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR

Baradero has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officers during Baradero's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.


OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

The following stock options were granted to the Named Executive Officer of Baradero during the most recently completed fiscal year ended May 31, 2005.

----------------------------------------------------------------------------------------------------------------------
                                                                                   Market Value
                                                                                  of Securities
                          Securities        % of Total                          Underlying Options
                        Under Options    Options Granted    Exercise or Base            on
         Name              Granted       to Employees in          Price           Date of Grant       Expiration Date
         (A)                 (#)          Fiscal Year(1)     ($/Security)(2)       ($/Security)             (F)
                             (B)              (C)                  (D)                  (E)
----------------------------------------------------------------------------------------------------------------------
Nick DeMare               75,000(3)           39.47%              $0.19               $0.25            Nov. 26, 2011
----------------------------------------------------------------------------------------------------------------------

(1)   Percentage of total options granted during the fiscal period.

(2) The exercise price of stock options was set by the board of directors of Baradero, as provided for under the Plan.

(3) These stock options were granted on November 26, 2004. An aggregate of 35,000 of these stock options were granted to Chase, a private corporation owned by Nick DeMare.

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR-AND FISCAL YEAR END OPTION VALUES

The following table sets forth details of all stock options exercised by the Named Executive Officer of Baradero during the fiscal year ended May 31, 2005 and the fiscal year-end value of unexercised stock options on an aggregated basis.

------------------------------------------------------------------------------------------------------------------
                                                                                            Value of Unexercised
                        Securities            Aggregate         Unexercised Options at      In-the-Money Options
                       Acquired on              Value              Fiscal Year-End           at Fiscal Year-End
         Name            Exercise              Realized                (#) (1)<F1>              (CDN$) (1)<F1>(2)<F2>
                           (#)                  (CDN$)               Exercisable/               Exercisable/
                                                                    Unexercisable               Unexercisable
         (A)               (B)                   (C)                     (D)                          (E)
------------------------------------------------------------------------------------------------------------------
Nick DeMare            75,000(1)<F1>(2)<F2>   $6,000(3)<F3>            Nil/Nil                    Nil/Nil
------------------------------------------------------------------------------------------------------------------

(1)<F1>  The number of shares acquired upon the exercise of stock options.

(2)<F3> An aggregate of 35,000 of these stock options were exercised by Chase, a private corporation owned by Nick DeMare. Calculated using the difference between the exercise price and the closing price of the Baradero Shares on the TSX-V on the date of exercise.

PENSION PLANS

Baradero does not generally provide retirement benefits for directors or officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Pursuant to an unwritten management agreement between Baradero and Chase, a company owned by Mr. Nick DeMare, Baradero pays to Chase $5,000 per month, to provide accounting, administrative, professional and management services to Baradero. An aggregate of $2,000 of this amount is paid to Mr. DeMare to act as the President and Chief Executive Officer of Baradero. In addition, Baradero may request that Chase perform extra services in which case Chase will charge Baradero for its employees services at competitive rates. It is a provision of the Formal Agreement that Chase will continue to provide such services to the Resulting Issuer after the completion of the Acquisition. Upon completion of the Acquisition, the amount to be paid to Chase will be reduced to $3,000 per month as Mr. DeMare will no longer be required to provide services as President of the Resulting Issuer. Such services will be undertaken by Mr. Turnbull.

Baradero does not have any compensatory plan(s), contract(s), or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of Baradero or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from Baradero an amount, including all period payments or instalments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2005, Baradero did not pay any amounts to its directors who are not the Named Executive Officer.

NON CASH-COMPENSATION

The following table sets forth stock options granted by the Corporation during the fiscal period ended May 31, 2005 to directors who were not the Named Executive Officers of Baradero:

--------------------------------------------------------------------------------------------------------------------------
                                                                                         Market Value
                          Securities        % of Total                                  of Securities
                        Under Options    Options Granted      Exercise or Base        Underlying Options
         Name              Granted       to Employees in            Price              on Date of Grant     Expiration Date
                             (#)          Fiscal Year(1)<F1>   ($/Security)(2)<F2>       ($/Security)
         (A)                 (B)               (C)                   (D)                      (E)                  (F)
--------------------------------------------------------------------------------------------------------------------------
Harvey Lim                40,000(3)<F3>       21.05%                $0.19                  $0.25(4)<F4>      Nov. 26, 2007

Andrew Carter             40,000(3)<F3>       21.05%                $0.19                  $0.25(4)<F4>      Nov. 26, 2007
--------------------------------------------------------------------------------------------------------------------------

(1)<F1>    Percentage of total options granted during the fiscal period.

(2)<F2> The exercise price of stock options was set by the board of directors of Baradero, as provided for under the Plan.

(3)<F3>    Stock options granted on November 26, 2004.

(4)<F4>    Market value of options at time of grant was $0.25.

Directors of Baradero, who are not the Named Executive Officer of Baradero, did not exercise any stock options during the fiscal year ended May 31, 2005.,

The following table sets forth the fiscal year-end value of unexercised options of directors of Baradero on an aggregated basis, who are not the Named Executive Officer of Baradero:

------------------------------------------------------------------------------------------------------------------
                                                                    Unexercised            Value of Unexercised
                                Securities      Aggregate        Options at Fiscal         In-the-Money Options
                               Acquired on        Value              Year-End               at Fiscal Year-End
            Name                 Exercise        Realized          Exercisable/                Exercisable/
                                   (#)             ($)             Unexercisable           Unexercisable ($)(1)<F1>
------------------------------------------------------------------------------------------------------------------
Harvey Lim                         Nil             $Nil             40,000/Nil                 $3,200/$N/A

Andrew Carter                      Nil             $Nil             40,000/Nil                 $3,200/$N/A
------------------------------------------------------------------------------------------------------------------

(1)<F1> Value using the closing price of common shares of Baradero on the TSX-V on February 25, 2005, the last day before the Baradero Shares were halted from trading, of $0.27 per Baradero Share, less the exercise price per share.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

APPROVAL OF NAME CHANGE

To reflect the change in focus of Baradero's business operations following the Acquisition, Baradero Shareholders are being asked to approve with or without amendment a Special Resolution to authorize the amendment of Baradero's Notice of Articles to change Baradero's name to "Centrasia Mining Corp."

The implementation of the Special Resolution approving the change of name of Baradero is conditional upon the Acquisition being completed and is also conditional upon Baradero obtaining the consent of the Registrar and the TSX-V to such name change, which will become effective at the same time as the Acquisition is completed. The Special Resolution authorizing the name change approves the directors of Baradero to revoke the Special Resolution, without further approval of the Baradero Shareholders, at any time prior to the issue of a certificate of name change giving effect thereto of the required consent of the Registrar and the TSX-V is nor obtained or if such revocation is otherwise considered desirable by the directors.

SHAREHOLDER APPROVAL OF THE NAME CHANGE

The Baradero Shareholders will be requested at the Meeting to approve the change of name of Baradero by passing the special resolution set out as Resolution 4 of Schedule "A" attached to this Circular, which requires an affirmative vote of not less than two-thirds of the votes cast by the Baradero Shareholders of the
Meeting:

APPROVAL OF STOCK OPTION PLAN

Baradero currently has a stock option plan in place which allows it to grant options to purchase up to 10% of the issued and outstanding share capital of Baradero at the time the options are granted. See "Information Concerning Baradero - Options to Purchase Securities"

It is a term of the Formal Agreement that, Baradero replace the Plan with a stock option plan (the "New Plan") that will entitle the Resulting Issuer to grant a maximum of 2,500,000 stock options, being 20% of the Resulting Issuer's issued and outstanding shares as at the Effective Date of the Acquisition.

The following information is intended to be a brief description of the New Plan and is qualified in its entity by the full text of the New Plan which is available for review by Baradero Shareholders up until the day preceding the Meeting at Baradero's head office at 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, and will be available at the Meeting.

The New Plan provides for equity participation in the Resulting Issuer by the directors, officers and employees of the Resulting Issuer and their affiliates, employees of persons providing management services of the Resulting Issuer, and consultants to the Resulting Issuer and its affiliates, through the acquisition of common shares pursuant to the grant of options to purchase common shares. The New Plan will be administered by the board of directors, in certain circumstances, a committee of the board of directors. Options may be granted to purchase the Resulting Issuer Shares on such terms that the administrator of the New Plan may determine within the limitations of the Stock Option Plan and subject to the rules of applicable regulatory authorities. The maximum of aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the New Plan (including common shares issuable upon the exercise of outstanding Baradero Options to be assumed under the New Plan upon the necessary shareholder and regulatory approvals of the New Plan being obtained), will be 20% of the issued share capital of the Resulting Issuer following the Acquisition, of approximately 2,500,000 Resulting Issuer Shares (assuming the completion of the Baradero Financing).

The exercise price for option grated under the New Plan may not be less than the closing price of the common shares on the TSX-V on the trading day prior to the date of grant (less up to the maximum discount permitted by applicable TSX-V policies). Options granted under the New Plan are subject to a minimum 18 month vesting schedule whereby each option will vest equally on a quarterly basis, or such other more restrictive vesting schedule as the administrator of the New Plan may determine. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted, subject to earlier termination after certain events such as the optionee's cessation of service to the Resulting Issuer or death. Under TSX-V rules all stock options granted under the New Plan and any Resulting Issuer Shares issued thereunder will be subject to a minimum four month hold period from the date of grant of the option.

Insiders of the Resulting Issuer will not be permitted to hold options entitling them to acquire greater than 10% of the Resulting Issuer's outstanding Shares. Upon receipt of all necessary regulatory and shareholder approvals, the New Plan will be effective until ten years from its commencement, unless the New Plan is extended or earlier terminated by the administrator of the New Plan in accordance with the terms thereof.

Accordingly, the Baradero Shareholders will be asked to pass the ordinary resolution as set out as Resolution 5 in Schedule "A" attached to this Circular:

An ordinary resolution requires the approval of a simple majority (50%+1) of the votes cast by the disinterested shareholders of Baradero who, being entitled to do so, vote in person or by proxy at the Meeting.

The board of directors considers the adoption of the New Plan if the Acquisition becomes effective to be in the best interests of Baradero and the Baradero Shareholders and recommends that the Shareholders vote for the resolution as set out as Resolution 5 in Schedule "A" attached to this Circular.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer of Baradero nor any proposed nominee for election as a director of Baradero, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

                          PARTICULARS OF OTHER MATTERS

Management of Baradero knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

                                    CONSENTS

Baradero has obtained consents from the following parties to the inclusion of certain information in this Management Proxy Circular and such consents have not been withdrawn prior to the filing of this Management Proxy Circular with the required regulatory authorities:

1. Mr. Dean J. Besserer, B.Sc., P.Geol. of Apex Geoscience Ltd., the author of the Technical Report entitled "The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan" dated June 15, 2005

As of the date hereof, the author of the Technical Report referred to above, does not own, directly or indirectly own any Baradero Shares or Centrasia Shares.

                               AUDITORS' CONSENTS


                           BARADERO RESOURCES LIMITED


We have read the Management Proxy Circular of Baradero Resources Limited dated August 11, 2005 relating to the proposed acquisition of Centrasia Mining Corp. by way of a share for share exchange. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-referenced Management Proxy Circular of our report to the Directors of the Company on the consolidated balance sheets of the Company as at May 31, 2005, 2004, and 2003 and the consolidated statements of operations and deficit and cash flow for each of the years in the three-year period ended May 31, 2005. Our report is dated July 29, 2005.





Vancouver, B.C.                         /s/ D & H GROUP LLP
August 11, 2005                               Chartered Accountants







                             CENTRASIA MINING CORP.

We have read the Management Proxy Circular (the "Circular") of Baradero Resources Limited ("Baradero") dated August 11, 2005 relating to the proposed acquisition of Centrasia Mining Corp. (formerly Magellan Gold Corp.) (the "Company") by Baradero by way of a share for share exchange. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned Circular of our report to the directors of the Company on the balance sheets of the Company as at March 31, 2005 and May 31, 2004 and the statements of operations and deficit and cash flows for the periods then ended. Our report is dated July 8, 2005 (except as to Notes 3 and 10 which are as of August 11, 2005)





Vancouver, Canada                          /s/ DAVIDSON & CO LLP
August 11, 2005                            Chartered Accountants

                          BULAKASHU MINING COMPANY LTD.

We have read the Management Proxy Circular (the "Circular") of Baradero Resources Limited ("Baradero") dated August 11, 2005 relating to the proposed acquisition of Centrasia Mining Corp. (formerly Magellan Gold Corp.) by Baradero by way of a share for share exchange. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned Circular of our report to the member of Bulakashu Mining Company Ltd. (the "Company") on the balance sheets of the Company as at March 31, 2005 and December 31, 2004 and the statements of operations and deficit and cash flows for the three month period ended March 31, 2005 and the period from formation on June 9, 2004 to December 31, 2004. Our report is dated August 11, 2005.




Vancouver, Canada                        /s/ DAVIDSON & CO LLP
August 11, 2005                          Chartered Accountants

                     APPROVAL OF BARADERO RESOURCES LIMITED


The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Baradero Resources Ltd. assuming completion of the acquisition of 100% of the issued and outstanding shares of Centrasia Mining Corp.

The contents and sending of this Circular to the Baradero Shareholders has been approved by the Baradero Board of Directors.

DATED at Vancouver, British Columbia, this 11th day of August, 2005.




/s/ NICK DEMARE


(signed) NICK DEMARE
Chief Executive Officer and
Acting Chief Financial Officer



                       ON BEHALF OF THE BOARD OF DIRECTORS




/s/ HARVEY LIM                              /s/ ANDREW CARTER

(signed) HARVEY LIM                         (signed) ANDREW CARTER
Director                                    Director

                       APPROVAL OF CENTRASIA MINING CORP.

The foregoing as it relates to Centrasia Mining Corp. constitutes full, true and plain disclosure of all material facts relating to the securities of Centrasia Mining Corp.

The foregoing as it relates to Centrasia Mining Corp. has been approved by the board of directors of Centrasia Mining Corp..

DATED at Vancouver, British Columbia, this 11th day of August, 2005.




/s/ DOUGLAS S. TURNBULL                       /s/ JAMES HARRIS


(signed) DOUGLAS S. TURNBULL                  (signed) JAMES HARRIS
Chief Executive Officer                       Corporate Secretary



                       ON BEHALF OF THE BOARD OF DIRECTORS




/s/ GREGORY CROWE                             /s/ LINDSAY BOTTOMER

(signed) GREGORY CROWE                        (signed) LINDSAY BOTTOMER
Director                                      Director

                               INDEX TO SCHEDULES





Schedule "A" - Text of Resolutions..............................................


Schedule "B" - Financial Statements - Baradero..................................

             - Audited  Consolidated  Financial  Statements  of Baradero for the
               financial   years   ended  May  31,  2005,  2004,  2003  and  the
               auditors' report thereon.


Schedule "C" - Financial Statements - Centrasia.................................


             - Audited  Consolidated  Financial  Statements of Centrasia for the
               four month period from incorporation on February 4, 2004 to May 31, 2004 and the auditors' report thereon, and audited consolidated interim financial statements for the ten month period ended March 31, 2005, and the auditors' report thereon.


Schedule "D" - Financial Statements - BMC.......................................


             - Audited   Consolidated   Financial  Statements  of  BMC  for  the
               period from incorporation on June 9, 2004 to December 31, 2004 and the auditors' report thereon, and interim audited financial statements for the three month period ended March 31, 2005, and the auditors' report thereon.


Schedule "E" - Financial Statements - Proforma..................................


             - Proforma  Consolidated Balance Sheets of Baradero,  Centrasia and
               BMC as at May 31, 2005.

                                  SCHEDULE "A"
         (to the Management Proxy Circular of Baradero Resources Limited
                             dated August 11, 2005)


                               TEXT OF RESOLUTIONS


RESOLUTION 1

ACQUISITION RESOLUTION

         BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

         1. the acquisition (the "Acquisition") by Baradero Resources Limited (the "Company") of Centrasia Mining Corp. ("Centrasia") by way of a share for share exchange pursuant to which the Company will issue to the shareholders of Centrasia one common share of the Company for each common share of
                  Centrasia, and Centrasia will become the wholly owned subsidiary of the Company as further detailed in the Company's management information circular dated August 11, 2005, be and is hereby approved and authorized.

         2. the Board of Directors of the Company, be authorized, in its sole discretion, to cause the Company to enter into a share purchase agreement with the shareholders of Centrasia and to determine when to proceed with the implementation of the Acquisition and the effective date thereof;

         3. notwithstanding that this resolution has been duly passed by the shareholders of the Company and the Acquisition has been approved by the TSX Venture Exchange, the board of directors of the Company is hereby authorized, at its discretion, to revoke this resolution and terminate the Acquisition, in accordance with the terms thereof, at any time, without further approval of the Company's shareholders; and

         4. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.

RESOLUTION 2

SETTING NUMBER OF DIRECTORS

         BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

         1.       The number of directors of the Company be set at five.

RESOLUTION 3

ELECTION OF ADDITIONAL DIRECTORS

         BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

         1. The following persons be elected to the board of directors of the Company until the next annual general meeting of the shareholders of the Company:

                  Nick DeMare;
                  Harvey Lim;
                  Andrew Carter;
                  Douglas Turnbull; and
                  Gregory Crowe.

RESOLUTION 4

APPROVAL OF NAME CHANGE

         BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT, conditional upon the Acquisition becoming effective and subject to the receipt of registered regulatory approval:

         1. The name of the Company be changed from "Baradero Resources Limited" to "Centrasia Mining Corp." and that the Notice of Articles of the Company be allotted accordingly;

         2. The directors of the Company are hereby authorized, in their discretion to abandon the above described amendment to the Notice of Articles of the Company without further approval, ratification or confirmation by the Shareholders of the Company, and in such case, two special resolutions shall be deemed to have been rescinded.

RESOLUTION 5

STOCK OPTION PLAN

         "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT, conditional upon the Acquisition becoming effective and subject to receipt of requisite regulatory approval:

         1        The  Stock  Option  Plan is  hereby  ratified,  confirmed  and
                  approved,   as  more  particularly   described  in  Baradero's
                  Management Information Circular dated August 11, 2005.

         2 The board of directors of Baradero or a committee constituted for the purpose of granting options is hereby granted the discretion, pursuant to the Stock Option Plan, to grant options to purchase up to a maximum of 20% of the issued common shares of Baradero following the Acquisition, to directors, officers, employees and consultants of Baradero and its Associates, Affiliates and subsidiary companies as the board of directors of committee sees fit, all on the terms of the Stock Option Plan and within the rules of regulatory authorities in effect at the time of granting, sees fit;

         3 The exercise of options to purchase common shares of Baradero granted pursuant to the Stock Option Plan is hereby approved in advance; and

         4 Any one director or officer of Baradero is hereby authorized and directed to do all such acts and things and to execute and deliver under corporate seal or otherwise all such deeds, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to this resolution."

                                  SCHEDULE "B"
         (to the Management Proxy Circular of Baradero Resources Limited
                             dated August 11, 2005)


                         FINANCIAL STATEMENTS - BARADERO

================================================================================


                           BARADERO RESOURCES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


================================================================================

                                                                       D&H
                                                                      GROUP
                                                                    CHARTERED
                                                                   ACCOUNTANTS






AUDITORS' REPORT

To the Directors of
Baradero Resources Limited

We have audited the consolidated balance sheets of Baradero Resources Limited as at May 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005, 2004 and 2003 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On July 29, 2005 we reported separately to the shareholders of Baradero Resources Limited on consolidated financial statements as at May 31, 2005 and 2004 and for the years ended May 31, 2005, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.

                                               /s/ D&H GROUP LLP

Vancouver, B.C.

July 29, 2005                                 CHARTERED ACCOUNTANTS


                                D & H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
     A Member of BHD Association with affiliated offices across Canada and
                                Internationally
    10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 * www.dhgroup.ca
                         F 604-731-9923 T 604-731-5881

                           BARADERO RESOURCES LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                  AS AT MAY 31

                                                                     2005              2004               2003
                                                                      $                 $                  $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                    32,417           100,921             36,207
Amounts receivable and prepaids                                         26,149            10,303              7,912
Amounts receivable of discontinued operation                               -                 -                2,557
                                                                 --------------    --------------     --------------
                                                                        58,566           111,224             46,676
ADVANCE TO CENTRASIA (Note 1)                                           25,000               -                  -
OTHER ASSETS (Note 4)                                                    2,628            26,489             15,764
OIL AND GAS PROPERTIES OF

    DISCONTINUED OPERATION (Note 3)                                        -                 -               73,093
                                                                 --------------    --------------     --------------
                                                                        86,194           137,713            135,533
                                                                 ==============    ==============     ==============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 6)                       21,675            15,089              5,392
Accounts payable and accrued liabilities
    of discontinued operation                                              -                 -              214,675
Current portion of advances                                             16,355               -                  -
                                                                 --------------    --------------     --------------
                                                                        38,030            15,089            220,067
ADVANCES (Note 6(c))                                                       -             127,548             99,548
SHARE SUBSCRIPTIONS RECEIVED (Note 5(b))                                70,000               -                  -
                                                                 --------------    --------------     --------------
                                                                       108,030           142,637            319,615
                                                                 --------------    --------------     --------------

        S H A R E H O L D E R S '  E Q U I T Y  ( D E F I C I E N C Y )

SHARE CAPITAL (Note 5)                                               1,825,453         1,751,878          1,751,878
CONTRIBUTED SURPLUS                                                     18,255               -                  -
DEFICIT                                                             (1,865,544)       (1,756,802)        (1,935,960)
                                                                 --------------    --------------     --------------
                                                                       (21,836)           (4,924)          (184,082)
                                                                 --------------    --------------     --------------
                                                                        86,194           137,713            135,533
                                                                 ==============    ==============     ==============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

/s/ NICK DEMARE                                , Director
----------------------------------------------

/s/ HARVEY LIM                                 , Director
----------------------------------------------
                           BARADERO RESOURCES LIMITED

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                           FOR THE YEARS ENDED MAY 31

                                                                     2005              2004               2003
                                                                      $                 $                  $

EXPENSES

General and administration                                             128,638            79,849             99,139
Stock-based compensation                                                30,180               -                    -
                                                                 --------------    --------------     --------------
LOSS BEFORE OTHER ITEMS                                               (158,818)          (79,849)           (99,139)
                                                                 --------------    --------------     --------------
OTHER ITEMS

Interest and other income                                               19,135             4,099             11,590
Gain on sale of other assets                                            35,153               -                  -
Recoveries (write-off) of other assets (Note 6(d))                         -              24,162            (33,926)
Impairment of amounts receivable and bridge loan                           -                 -             (169,322)
Unrealized foreign exchange loss                                        (4,212)              -              (15,790)
                                                                 --------------    --------------     --------------
                                                                        50,076            28,261           (207,448)
                                                                 --------------    --------------     --------------
LOSS FROM CONTINUING OPERATIONS                                       (108,742)          (51,588)          (306,587)
DISCONTINUED OPERATION (Note 3)                                            -             230,746           (765,894)
                                                                 --------------    --------------     --------------
INCOME (LOSS) FOR THE YEAR                                            (108,742)          179,158         (1,072,481)
DEFICIT - BEGINNING OF YEAR                                         (1,756,802)       (1,935,960)          (863,479)
                                                                 --------------    --------------     --------------
DEFICIT - END OF YEAR                                               (1,865,544)       (1,756,802)        (1,935,960)
                                                                 ==============    ==============     ==============
BASIC AND DILUTED LOSS PER SHARE
    FROM CONTINUING OPERATIONS                                          $(0.06)           $(0.03)            $(0.16)
                                                                 ==============    ==============     ==============
BASIC AND DILUTED EARNINGS (LOSS) PER
    SHARE FROM DISCONTINUED OPERATION                                      -               $0.12             $(0.40)
                                                                 ==============    ==============     ==============
BASIC AND DILUTED
    EARNINGS (LOSS) PER SHARE                                           $(0.06)            $0.09             $(0.56)
                                                                 ==============    ==============     ==============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                        1,931,044         1,911,521          1,910,919
                                                                 ==============    ==============     ==============




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                           BARADERO RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31

                                                                     2005              2004               2003
                                                                      $                 $                  $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES

Loss for the year from continuing operations                          (108,742)          (51,588)          (306,587)
Adjustments for items not involving cash
    Accrued interest                                                       603               -                  -
    Impairment of amounts receivable and bridge loan                         -               -              169,322
    Unrealized foreign exchange loss                                         -               -               13,257
    Write-off (recoveries) of other assets                                   -           (11,250)            33,926
    Stock-based compensation                                            30,180               -                  -
    Gain on sale of other assets                                       (35,153)           (3,785)               -
                                                                 --------------    --------------     --------------
    Other                                                                  -                 -               13,527
                                                                 --------------    --------------     --------------
                                                                      (113,112)          (66,623)           (76,555)
Increase in amounts receivable and prepaids                            (15,846)           (2,391)           (12,846)
Decrease in accounts payable and accrued liabilities                     6,586           214,467              5,892
                                                                 --------------    --------------     --------------
                                                                      (122,372)          145,453            (83,509)
Cash provided from (used for) operating activities
    of discontinued operation                                              -              70,163             17,194
Net change in non-cash working capital items of
    discontinued operation                                                 -            (212,118)           (43,606)
                                                                 --------------    --------------     --------------
                                                                      (122,372)            3,498           (109,921)
                                                                 --------------    --------------     --------------
INVESTING ACTIVITIES

Advance to Centrasia                                                   (25,000)              -                  -
Proceeds from sale of other assets                                      59,014             4,310                -
Other assets                                                               -                 -               20,756
                                                                 --------------    --------------     --------------
                                                                        34,014             4,310             20,756
Net change in investing activities of discontinued operation               -              28,906            (32,819)
                                                                 --------------    --------------     --------------
                                                                        34,014            33,216            (12,063)
                                                                 --------------    --------------     --------------
FINANCING ACTIVITIES

Issuance of common shares                                               14,250               -               11,000
Share subscriptions received                                            70,000               -                  -
Repayment of advances                                                 (188,548)          (99,548)               -
Advances received                                                      124,152           127,548              9,548
Deferred acquisition costs                                                 -                 -              (12,675)
                                                                 --------------    --------------     --------------
                                                                        19,854            28,000              7,873
                                                                 --------------    --------------     --------------
INCREASE (DECREASE) IN CASH FOR THE YEAR                               (68,504)           64,714           (114,111)
CASH - BEGINNING OF YEAR                                               100,921            36,207            150,318
                                                                 --------------    --------------     --------------
CASH - END OF YEAR                                                      32,417           100,921             36,207
                                                                 ==============    ==============     ==============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

1.       NATURE OF OPERATIONS

         Baradero Resources Limited (the "Company") was previously involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company formally abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. Results of the discontinued oil and gas business operation is presented in Note 3. During the 2005 fiscal year the Company focused its efforts on identifying and assessing new business opportunities in the resource industry.

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with Centrasia Mining Corp. ("Centrasia") and its shareholders (the "Centrasia Shareholders"), pursuant to which the Company has agreed to purchase all of the issued and outstanding common shares of Centrasia in exchange for common shares of the Company on a one-for-one basis (the "Acquisition"). Centrasia's share capital comprises 3,700,100 common shares issued and outstanding. The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         Centrasia is a private British Columbia company. Centrasia's principal asset is an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. In order to exercise the Marsa Option in full Centrasia must make cash payments totalling US$120,000 (US$40,000 paid) and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (US$110,000 advanced)(collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provides for staged conversions of Centrasia's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event Centrasia fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require Centrasia to return any shares of BMC received and forgive the Commitments. The Company has agreed to assume the share obligations of Centrasia under the Marsa Option upon completion of the Acquisition.

         The Company has also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by Centrasia to its creditors (collectively the "Centrasia Indebtedness"), in which the Company will issue 1,900,000 units (the "Baradero Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash. Each Baradero Unit will consist of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance. The Company's requirement to complete the purchase of the Centrasia Indebtedness will be subject to the concurrent completion of the Acquisition.

         The Company has advanced $25,000 to Centrasia. Centrasia has issued a promissory note to the Company. In the event the Acquisition is not completed, the advance will bear interest at the rate of 10% per annum, commencing from the date of termination of the Formal Agreement.

         The Company has agreed to issue 233,338 common shares as a finder's fee in connection with the Acquisition.

         The Company intends to grant, effective on completion of the Acquisition, stock options to purchase 2,335,000 common shares of the Company for a term of five years at an exercise price of $0.20 per share.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

1.       NATURE OF OPERATIONS (continued)

         Completion of the Acquisition is subject to the Company completing a financing to raise $875,000 in equity, preparation of a geologic report on the Bulakashu Gold Property, formal documentation and shareholder and regulatory approvals. The completion of the Acquisition and issuance of Company shares on purchase of the Centrasia Indebtedness will result in the shareholders of Centrasia holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition will be treated as a reverse takeover and the financial statements will be treated for accounting purposes as a reverse takeover and the financial statements will represent a continuation of the legal subsidiary, Centrasia, not the Company, the legal parent.

         See also Notes 5(b) and 10(b).

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which necessarily involves the use of estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements includes the accounts of the Company and the activities of its wholly- owned subsidiary, California Exploration Inc. ("CalEx"), to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx, resulting in a gain of $204,770 for liabilities of CalEx previously recognized by the Company. The Company no longer accounts for the activities of CalEx.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         OIL AND GAS PROPERTIES

         CAPITALIZED COSTS

         The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         DEPLETION AND DEPRECIATION

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

         CEILING TEST

         In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

         JOINT OPERATIONS

         Substantially all of the Company's oil and gas exploration activities were conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

         LONG-TERM INVESTMENTS

         Long-term investments are accounted for using the cost method.

         REVENUE RECOGNITION

         The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

         COMPARATIVE FIGURES

         Certain of the 2004 and 2003 fiscal year figures have been reclassified to conform with the presentation used in the 2005 fiscal year.

3.       DISCONTINUED OPERATION

         On May 31, 2004, the Company formally abandoned its oil and gas subsidiary and no longer holds any gas and oil interests. Results of this business have been classified as results of discontinued operation.

         The following table provides additional information with respect to amounts included in the results of discontinued operation:

                                                              2005           2004            2003
                                                               $               $              $
Revenue

    Oil and gas sales                                              -            98,904         22,064
Expenses

    Production                                                     -           (28,741)        (4,870)
    Depreciation, depletion and impairment                         -           (44,187)      (580,101)
                                                           ------------   -------------   ------------
Income (loss) from discontinued operation
    before the following                                           -            25,976       (562,907)
Write-off of other assets                                          -               -         (139,189)
Write-off of capital assets                                        -               -          (63,798)
Gain on abandonment (Note 2)                                       -           204,770            -
                                                           ------------   -------------   ------------
Income (loss) from discontinued operation                          -           230,746       (765,894)
                                                           ============   =============   ============

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

3.       DISCONTINUED OPERATION (continued)

         The following table provides additional information with respect to oil and gas properties classified as discontinued operation:

                                                              2005           2004            2003
                                                               $               $              $
Evaluated property                                                 -               -           78,686
Accumulated, depreciation, depletion and impairment                -               -           (5,593)
                                                           ------------   -------------   ------------
                                                                   -               -           73,093
                                                           ============   =============   ============

         During the 2004 fiscal year the Company sold its 3% interest in oil and gas leases ( the "West Ranch Field') located in Jackson County, Texas, USA, for $89,814, which was the net carrying cost at the time of disposition.

         The following table provides additional information with respect to amounts included in the statement of cash flows provided from (used for) assets classified as discontinued operations:

                                                              2005           2004            2003
                                                               $               $              $
Income (loss) from discontinued operation                          -           230,746       (765,894)
Items not affecting cash
    Depreciation, depletion and impairment                         -            44,187        580,101
    Write-off of other assets                                      -               -          139,189
    Write-off of capital assets                                    -               -           63,798
    Gain on abandonment                                            -          (204,770)           -
                                                           ------------   -------------   ------------
Cash flows from (used for) operating activities of
    discontinued operation                                         -            70,163         17,194
                                                           ============   =============   ============

         Components of change in non-cash working capital balances related to discontinued operation:

                                                              2005           2004            2003
                                                               $               $              $
Accounts receivable and prepaid                                    -             2,557          8,883
Accounts payable and accrued liabilities                           -          (214,675)       (52,489)
                                                           ------------   -------------   ------------
                                                                   -          (212,218)       (43,606)
                                                           ============   =============   ============

4.       OTHER ASSETS

                                 2005                         2004                         2003
                      --------------------------   --------------------------   --------------------------
                       NUMBER OF       AMOUNT       NUMBER OF       AMOUNT       NUMBER OF       AMOUNT
                         SHARES           $           SHARES           $           SHARES           $
Secure One Inc. (a)        100,000         2,648        580,000        15,239        600,000        15,764
Halo Resources Ltd. (b)        -             -           15,000        11,250            -             -
                                      -----------                  -----------                  -----------
                                           2,648                       26,489                       15,764
                                      ===========                  ===========                  ===========

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

4.       OTHER ASSETS (continued)

         (a) During the 2005 fiscal year the Company sold 480,000 common shares (2004 - 20,000; 2003 - nil) of Secure One Inc. ("Secure"), for net proceeds of $40,867 (2004 - $4,310; 2003 -
                  $nil),  realizing  a gain of  $28,256  (2004 - $3,785;  2003 -
                  $nil). The quoted market value of the remaining 100,000 common shares of Secure at May 31, 2005, was $9,000.

         (b) During the 2004 fiscal year the Company received 15,000 common shares of Halo Resources Ltd. ("Halo"), a public company with common officers and directors, as part of its recovery of accounts receivable, as described in Note 6(d). During the 2005 fiscal year the Company sold the Halo shares for net proceeds of $18,147, realizing a gain of $6,897.

5.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

Issued:                                2005                       2004                      2003
                             ------------------------   ------------------------  ------------------------
                               NUMBER        AMOUNT       NUMBER       AMOUNT       NUMBER       AMOUNT
                              OF SHARES        $        OF SHARES         $        OF SHARES        $

Balance, beginning of year     1,911,523    1,751,878    1,911,523     1,751,878    1,897,771    1,740,878
                             -----------   ----------   ----------   -----------  -----------  -----------
Issued during the year
For cash

    Exercise of options           75,000       14,250          -             -            -            -
    Exercise of warrants             -            -            -             -         13,750       11,000
Reallocation from contributed

surplus on exercise of options       -         11,925          -             -            -            -
Repayment of loan (Note 6(c))        -         47,400          -             -            -            -
                             -----------   ----------   ----------   -----------  -----------  -----------
                                  75,000       73,575          -             -         13,750       11,000
                             -----------   ----------   ----------   -----------  -----------  -----------
Balance, end of year           1,986,523    1,825,453    1,911,523     1,751,878    1,911,521    1,751,878
                             ===========   ==========   ==========   ===========  ===========  ===========

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

         (b) The Company has agreed to conduct a non-brokered private placement of 4,375,000 units at $0.20 per unit for $875,000 cash. Each unit will consist of one common share and one warrant. Each warrant will entitle the holder to purchase an additional common shares at a price of $0.40 per share for a period of two years. As at May 31, 2005, the Company has received $70,000 on account of the private placement. A further $30,000 was received after May 31, 2005.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

5.       SHARE CAPITAL (continued)

         (c) A summary of the Company's options at May 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:

                                  2005                     2004                    2003
                         -----------------------  ----------------------  -----------------------
                                      WEIGHTED                 WEIGHTED                 WEIGHTED
                                       AVERAGE                 AVERAGE                  AVERAGE
                           NUMBER     EXERCISE      NUMBER     EXERCISE     NUMBER      EXERCISE
                         OF OPTIONS     PRICE     OF OPTIONS    PRICE     OF OPTIONS     PRICE
                                          $                       $                        $

Balance, beginning of year       -        -          158,750     1.68         271,250     1.96
Granted                      190,000    0.19             -        -               -        -
Exercised                    (75,000)   0.19             -        -               -        -
Expired / cancelled              -                  (158,750)    1.68        (112,500)    2.40
                         -----------              ----------              -----------
Balance, end of year         115,000    0.19             -        -           158,750     1.68
                         ===========              ==========              ===========

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005:

          EXERCISE                        OPTIONS
            PRICE                       OUTSTANDING            EXPIRY DATE
              $

            0.19                           115,000             November 26, 2007
                                          ========

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005 fiscal year:

                                                           2005

                     Risk-free interest rate               2.91%
                     Estimated volatility                 122.98%
                     Expected life                       1.5 year
                     Expected dividend yield                0%

                  No options were granted during the 2004 and 2003 fiscal years.

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's directors and consultants was $0.16 per share. The Company charged $30,180 stock-based compensation to operations.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  See also Note 10(a).

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

5.       SHARE CAPITAL (continued)

         (d) As at May 31, 2005, 290,439 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (e) See also Note 1.

6.       RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year the Company was charged a total of $69,325 (2004 - $38,800; 2003 - $43,914) for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2005, $2,654 (2004 - $2,235; 2003 - $nil) remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received ongoing advances from a private corporation owned by the current President of the Company. Commencing December 31, 2004, the Company agreed to pay interest on the advances at an annual interest rate of Bank Montreal prime rate less 1%. Prior to December 1, 2004, no interest was charged on the advances. During the 2005 fiscal year the Company recorded $603 interest expense, which has been included as part of advances. Subsequent to May 31, 2005, the Company repaid the $15,752 advances and $670 accrued interest.

         (c) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

         (d) During the 2003 fiscal year the Company wrote-off $138,319 accounts receivable for unpaid joint interest billings to Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it received 15,000 Halo shares and $12,912 cash, recognizing a recovery of $24,162.

7.       INCOME TAXES

         There are no significant reconciling items between losses reported for accounting purposes and losses for tax purposes.

         As at May 31, 2005, the Company has accumulated non-capital losses of approximately $444,000 and cumulative exploration expenses of approximately $30,000 carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2009 through 2015. The cumulative exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

8.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company operated in one industry segment, the exploration for and the development of petroleum and natural gas. As at May 31, 2005, the Company only holds corporate assets in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                                               2005
                                                          -------------------------------------------------
                                                          IDENTIFIABLE                          INCOME
                                                             ASSETS          REVENUES           (LOSS)
                                                               $                $                 $
Continuing operations - Canada                                   86,194              -            (108,742)
                                                          ==============   ==============    ==============

                                                                               2004
                                                          -------------------------------------------------
                                                          IDENTIFIABLE                          INCOME
                                                             ASSETS          REVENUES           (LOSS)
                                                               $                $                 $

Continuing operations - Canada                                  137,713              -             (51,588)
Discontinued operation - United States                              -             98,904           260,937
Discontinued operation - Canada                                     -                -             (30,191)
                                                          --------------   --------------    --------------
                                                                137,713           98,904           179,158
                                                          ==============   ==============    ==============

                                                                               2003
                                                          -------------------------------------------------
                                                          IDENTIFIABLE                          INCOME
                                                             ASSETS          REVENUES           (LOSS)
                                                               $                $                 $

Continuing operation - Canada                                    59,768              -            (306,587)
Discontinued operation - United States                           75,650           22,064          (765,894)
                                                          --------------   --------------    --------------
                                                                135,533           22,064        (1,072,481)
                                                          ==============   ==============    ==============


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating and investing activities were conducted by the Company as follows:

                                                                      2005          2004          2003
                                                                        $             $             $
         Operating activity

             Recoveries of other assets                                   -          11,250           -
                                                                   ===========   ===========   ===========
         Investing activity

             Additions to marketable securities                           -         (11,250)          -
                                                                   ===========   ===========   ===========

         Other supplementary cash flow information:

                                                                      2005          2004          2003
                                                                        $             $             $
         Interest paid in cash                                            -             -             -
                                                                   ===========   ===========   ===========
         Income taxes paid in cash                                        -             -             -
                                                                   ===========   ===========   ===========


                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

10.      SUBSEQUENT EVENTS

         (a) In July 2005, the Company received $21,850 from the exercise of existing stock options to purchase 115,000 common shares of the Company.

         (b) By agreement dated July 20, 2005, the Company has engaged Canaccord Capital Corporation ("Canaccord") as the sponsor of the Company in connection with the Acquisition. Under the arrangement the Company will pay Canaccord a sponsorship fee of $35,000 and a monthly work fee of $5,000 per month commencing September 1, 2005, and thereafter on a monthly basis until such time as Cannacord's services are no longer required.

         (c)      See also Notes 1 and 6(b).

                                  SCHEDULE "C"
         (to the Management Proxy Circular of Baradero Resources Limited
                             dated August 11, 2005)


                        FINANCIAL STATEMENTS - CENTRASIA

DAVIDSON & COMPANY LLP           Chartered Accountants
                                  A Partnership of Incorporated Professionals





                                AUDITORS' REPORT

To the Directors of
Centrasia Mining Corp.
(formerly Magellan Gold Corp.)


We have audited the balance sheets of Centrasia Mining Corp. (formerly Magellan Gold Corp.) as at March 31, 2005 and May 31, 2004 and the statements of operations and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and May 31, 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

                                             /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                 Chartered Accountants

July 8, 2005 (except as to Notes 3 and 10 which are as of August 11, 2005)










                          A MEMBER OF SC INTERNATIONAL

          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
                         Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

================================================================================



                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)

                              FINANCIAL STATEMENTS
                   FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND
            THE PERIOD FROM FEBRUARY 4, 2004 (date of incorporation)
                                 TO MAY 31, 2004


================================================================================

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                                 BALANCE SHEETS

                                                                                   MARCH 31,            MAY 31,
                                                                                      2005                2004
                                                                                       $                   $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                                     18,758              11,186
Prepaids                                                                                    749                 749
                                                                                  --------------      --------------
                                                                                         19,507              11,935
OPTION ON BMC (Note 4)                                                                  265,210                 -
                                                                                  --------------      --------------
                                                                                        284,717              11,935
                                                                                  ==============      ==============
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)                                        65,403              21,719
Indebtedness  (Note 5)                                                                  396,744              57,374
                                                                                  --------------      --------------
                                                                                        462,147              79,093
AMOUNT PAYABLE (Note 7(a))                                                                  -                 2,000
                                                                                  --------------      --------------
                                                                                        462,147              81,093
                                                                                  --------------      --------------
                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                                                                    4,654               1,349
CONTRIBUTED SURPLUS (Note 6)                                                             18,457               5,396
DEFICIT                                                                                (200,541)            (75,903)
                                                                                  --------------      --------------
                                                                                       (177,430)            (69,158)
                                                                                  --------------      --------------
                                                                                        284,717              11,935
                                                                                  ==============      ==============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

/s/ LINDSAY BOTTOMER                     , Director
----------------------------------------

/s/ DOUGLAS TURNBULL                     , Director
----------------------------------------


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                             FINANCIAL STATEMENTS.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                         STATEMENTS OF LOSS AND DEFICIT

                                                                                                      PERIOD FROM
                                                                                                      FEBRUARY 4,
                                                                                                          2004
                                                                                    TEN MONTHS       (INCORPORATION)
                                                                                      ENDED                TO
                                                                                  MARCH 31, 2005      MAY 31, 2004
                                                                                        $                  $
EXPENSES

Audit                                                                                     10,000              5,000
Filing fees                                                                                  573              1,600
Foreign exchange (gain) loss                                                               3,457                (71)
Interest on indebtedness                                                                  18,681              1,381
Legal                                                                                     22,946              9,596
Management fees                                                                           37,500             18,000
Office                                                                                    14,950              6,230
Rent                                                                                       7,490              2,247
Professional fees                                                                          7,591             15,128
Travel and related costs                                                                   1,450             16,792
                                                                                   --------------     --------------
                                                                                         124,638             75,903
                                                                                   --------------     --------------
LOSS FOR THE PERIOD                                                                     (124,638)           (75,903)
DEFICIT - BEGINNING OF PERIOD                                                            (75,903)               -
                                                                                   --------------     --------------
DEFICIT - END OF PERIOD                                                                 (200,541)           (75,903)
                                                                                   ==============     ==============
LOSS PER COMMON SHARE                                                                     $(0.12)        $(2,371.97)
                                                                                   ==============     ==============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                                                 1,024,244                 32
                                                                                   ==============     ==============




              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                             FINANCIAL STATEMENTS.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                            STATEMENTS OF CASH FLOWS

                                                                                                      PERIOD FROM
                                                                                                      FEBRUARY 4,
                                                                                                          2004
                                                                                    TEN MONTHS       (INCORPORATION)
                                                                                      ENDED                TO
                                                                                  MARCH 31, 2005      MAY 31, 2004
                                                                                       $                  $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES

Loss for the period                                                                     (124,638)           (75,903)
Adjustments for items not involving cash
    Accrued interest on indebtedness                                                      18,681              1,381
    Shares issued for management services                                                 10,000                -
    Accrued management services                                                              -                2,000
                                                                                   --------------     --------------
                                                                                         (95,957)           (72,522)
Increase in prepaids                                                                         -                 (749)
Increase in accounts payable and accrued liabilities                                      43,684             21,719
                                                                                         (52,273)           (51,552)
                                                                                   --------------     --------------
FINANCING ACTIVITIES

Issuance of common shares                                                                  3,732                  1
Issuance of preferred shares                                                                 634              6,744
                                                                                   --------------     --------------
                                                                                           4,366              6,745
                                                                                   --------------     --------------
INVESTING ACTIVITIES

Indebtedness                                                                             320,689             55,993
Option on BMC                                                                           (265,210)               -
                                                                                   --------------     --------------
                                                                                          55,479             55,993
                                                                                   --------------     --------------
INCREASE IN CASH DURING THE PERIOD                                                         7,572             11,186
CASH - BEGINNING OF PERIOD                                                                11,186                -
                                                                                   --------------     --------------
CASH - END OF PERIOD                                                                      18,758             11,186
                                                                                   ==============     ==============
SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                                                        -                  -
                                                                                   ==============     ==============
Income taxes paid in cash                                                                    -                  -
                                                                                   ==============     ==============


Significant non-cash transactions for the ten month period ended March 31, 2005, consisted of the Company exchanging 1,000,000 preferred shares, with a value of $7,378, for 1,000,000 common shares and issuing 2,000,000 common shares, with a value of $12,000, to settle amounts payable relating to management services rendered.

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                             FINANCIAL STATEMENTS.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                          NOTES TO FINANCIAL STATEMENTS

             FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND THE PERIOD

            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004

1.       NATURE OF OPERATIONS

         On February 4, 2004, Magellan Gold Corp. was incorporated in the State of Nevada. On May 9, 2005, Magellan Gold Corp. changed its name to Centrasia Mining Corp. (the "Company") and was continued into the Province of British Columbia.

         As described in Notes 3 and 4, the Company has entered into agreements to:

                  i) acquire a privately owned mineral exploration company engaged in the acquisition and evaluation of unproved mineral interests in the Krygyz Republic; and

                  ii) conduct a corporate reorganization.

         As at March 31, 2005, the Company had a working capital deficiency of $442,640. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The ability of the Company to complete its acquisition, settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to complete the proposed corporate reorganization and, or obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         DEFERRED ACQUISITION COSTS

         Costs, such as legal, accounting, due diligence, sponsorship and filing fees relating to potential business acquisitions are deferred and applied towards the cost of the acquisition when completed. Such costs are expensed if the potential acquisition is no longer considered viable by management.

         INCOME TAXES

         Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                          NOTES TO FINANCIAL STATEMENTS

             FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND THE PERIOD

            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at historical rates. Gains and losses are included in income.

         LOSS PER SHARE

         Basic loss per share is computed by dividing income available to common
         shareholders   by  the  weighted   average   number  of  common  shares
         outstanding during the period.

3.       PROPOSED CORPORATE REORGANIZATION

         On March 17, 2005, the Company and its shareholders entered into a letter agreement (the "Letter Agreement") with Baradero Resources Limited ("Baradero"), a public company trading on the facilities of the TSX Venture Exchange and the Over-the-Counter Bulletin Board, pursuant to which Baradero has agreed to purchase all of the issued and outstanding common shares of the Company in exchange for common shares of Baradero on a one-for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005. On completion of the Acquisition, Baradero has also agreed to assume the common share issuance obligations of the Company and settlement of the Company's indebtedness discussed in Notes 4 and 5.

         Completion of the Acquisition is subject to Baradero completing a financing to raise $875,000 in equity, preparation of a geologic report on the Bulakashu Gold Property, formal documentation and shareholder and regulatory approvals. On completion of the Acquisition the acquisition of the Company by Baradero will be treated, for accounting purposes, as a reverse take-over of Baradero by the Company.

         Subsequent to March 31, 2005, the Company received an advance of $25,000 from Baradero in exchange for a promissory note to Baradero. In the event the Acquisition is not completed, the advance will bear interest at a rate of 10% per annum, commencing from the date of termination of the Letter Agreement.

4.       OPTION ON BMC

         By agreement dated September 24, 2004 and amended, the Company entered into a letter agreement (the "Marsa Option") to acquire all the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Krygyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic.

         In order to exercise the Marsa Option in full, the Company must make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of $200,000 and US$2,200,000, as follows:

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                          NOTES TO FINANCIAL STATEMENTS

             FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND THE PERIOD

            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004

4.       OPTION ON BMC (continued)


                                      CASH               SHARE
DATE                                PAYMENTS           ISSUANCES                    COMMITMENTS
                                                                         ---------------------------------
                                      US$                                     US$                  $

Signing of BMC Agreement                   -                   -               110,000                 -
January 2, 2005                         40,000                 -                   -                   -
September 1, 2005                       40,000                 -                   -                   -
Closing of Transaction                     -               200,000                 -                   -
December 31, 2005                          -                   -                   -               200,000
January 2, 2006                         40,000             200,000                 -                   -
December 31, 2006                          -                   -               690,000                 -
January 2, 2007                            -               250,000                 -                   -
December 31, 2007                          -                   -               650,000                 -
January 2, 2008                            -               375,000                 -                   -
December 31, 2008                          -                   -               750,000                 -
                                  ------------       -------------       -------------       -------------
                                       120,000           1,025,000           2,200,000             200,000
                                  ============       =============       =============       =============

         As at March 31, 2005, the Company has advanced US$110,000 to BMC and paid US$40,000 to Marsa. Under the terms of the Marsa Option, the amounts advanced to BMC are to be spent on exploration and development of the Bulakashu Gold Property. The initial work program of US$110,000 was approved by management of the Company who also oversaw the work program and visited the Bulakashu Gold Property to monitor the work.

         The Marsa Option provides for staged conversions of the Company's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event the Company fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require the Company to return any shares of BMC received and forgive the Commitments.

         As described in Note 3, Baradero has agreed to assume the share obligations of the Company under the BMC Agreement upon completion of the Acquisition.

         As at March 31, 2005, the Company has incurred deferred acquisition costs of $83,142 for due diligence, professional, travel and legal costs associated with the acquisition of BMC.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                          NOTES TO FINANCIAL STATEMENTS

             FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND THE PERIOD

            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004

5.       INDEBTEDNESS

                                               MARCH 31,            MAY 31,
                                                 2005                2004
                                                   $                   $
         Loans and advances                     376,682              55,993
         Accrued interest                        20,062               1,381
                                            --------------      --------------
                                                396,744              57,374
                                            ==============      ==============

         The Company has received loans and advances from creditors (the "Creditors"). The loans and advances bear interest at a rate of 10% per annum. During the ten months ended March 31, 2005, the Company recorded $18,681 (May 31, 2004 - $1,381) interest expense. Effective March 30, 2005, the Company, Baradero and the Creditors entered into debt settlement agreements (the "Debt Settlements"), whereby Baradero has agreed to purchase an aggregate of $356,682 of the indebtedness owed to the arm's-length Creditors through the issuance of Baradero units (the "Baradero Units") and an aggregate of $20,000 of the indebtedness owed to directors and officers of the Company through the issuance of Baradero common shares and repay the accrued interest in cash. Baradero will issue one Baradero Unit or Baradero common share for each $0.20 loaned from the Creditors. Each Baradero Unit will consist of one Baradero common share and one warrant. Each warrant will entitle the holder to purchase an additional Baradero common share at a purchase price of $0.40 per share for a period of two years from the date of issuance. Baradero's requirement to complete its obligations under the Debt Settlements will be subject to the concurrent completion of the Acquisition contemplated in Note 3.

         See also Note 10.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                          NOTES TO FINANCIAL STATEMENTS

             FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND THE PERIOD

            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004

6.   SHARE CAPITAL

Authorized:  10,000,000 common shares with par value of US$0.001 per share
             10,000,000 preferred shares with par value of US$0.001 per share

                                               NUMBER OF       PAR VALUE       CONTRIBUTED        TOTAL
Issued:                                          SHARES            $             SURPLUS            $
Common Shares

   Balance, February 4, 2004                           -               -               -               -
   Issued for cash                                     100               1             -                 1
                                               ------------    ------------    ------------    ------------
   Balance, May 31, 2004                               100               1             -                 1
                                               ------------    ------------    ------------    ------------
   Issued for cash                                 600,000             746           2,986           3,732
   Issued pursuant to employment
     agreement (Note 7 (a))                      2,000,000           2,432           9,568          12,000
   Share exchange from preferred shares          1,100,000           1,475           5,903           7,378
                                               ------------    ------------    ------------    ------------
                                                 3,700,000           4,653          18,457          23,110
                                               ------------    ------------    ------------    ------------
   Balance, March 31, 2005                       3,700,100           4,654          18,457          23,111
                                               ------------    ------------    ------------    ------------
Preferred Shares

   Balance, February 4, 2004                           -               -               -               -
   Issued for cash                               1,000,000           1,348           5,396           6,744
                                               ------------    ------------    ------------    ------------
   Balance, May 31, 2004                         1,000,000           1,348           5,396           6,744
                                               ------------    ------------    ------------    ------------
   Issued for cash                                 100,000             127             507             634
   Share exchange to common shares              (1,100,000)         (1,475)         (5,903)         (7,378)
                                               ------------    ------------    ------------    ------------
                                                (1,000,000)         (1,348)         (5,396)         (6,744)
                                               ------------    ------------    ------------    ------------
   Balance, March 31, 2005                             -               -               -               -
                                               ------------    ------------    ------------    ------------
Total Share Capital, March 31, 2005              3,700,100           4,654          18,457          23,111
                                               ============    ============    ============    ============


7.       RELATED PARTY TRANSACTIONS

         (a) Effective April 1, 2004, the Company entered into an employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement will be automatically renewed for successive one year periods unless either party gives written notice of non- renewal. Under the agreement, the initial twelve months of salary was satisfied by monthly cash payments of $4,000 with the balance of $1,000 to be satisfied by the issuance of 166,666 common shares of the Company, at a fair value of $0.006 (US$0.005) per share. During the ten months ended March 31, 2005, the Company incurred management fees to the President of $50,000 (2004 - $18,000) and issued 2,000,000 common shares in satisfaction of the common share issuance obligation. As of March 31, 2005, $27,326 (May 31, 2004 $9,291) remained unpaid of which $27,326 (May 31, 2004 - $7,291) was included in accounts payable and accrued liabilities and $nil (May 31, 2004 - $2,000) was recorded as amount payable.

                             CENTRASIA MINING CORP.
                         (FORMERLY MAGELLAN GOLD CORP.)
                          NOTES TO FINANCIAL STATEMENTS

             FOR THE TEN MONTHS ENDED MARCH 31, 2005 AND THE PERIOD

            FEBRUARY 4, 2004 (DATE OF INCORPORATION) TO MAY 31, 2004

7.       RELATED PARTY TRANSACTIONS (continued)

         (b) During the ten months ended March 31, 2005, the Company was billed $36,552 (May 31, 2004 - $6,608) for professional services provided by certain officers of the Company and $13,318 (May 31, 2004 - $3,437) of legal services provided by an officer of the Company. As at March 31, 2005, $23,379 (May 31, 2004 - $4,173) remained outstanding and was included in accounts payable and accrued liabilities.

         See Notes 4 and 5.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.       INCOME TAXES

         There are no significant reconciling items between losses reported for accounting purposes and losses for tax purposes.

         As at March 31, 2005, the Company has non-capital losses of approximately $124,000 for Canadian income tax purposes which are available to reduce taxable income of future years. The Canadian non-capital losses expire commencing in 2015.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

9.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value of cash, accounts payable and accrued liabilities and indebtedness approximate their fair values due to their short term to maturity.

         The Company places its cash in financial institutions that are believed to be creditworthy.

10.      SUBSEQUENT EVENTS

         Subsequent to March 31, 2005, the Company received a further $23,318 of advances. The creditors have also entered into debt settlement agreements on the same terms as negotiated with arm's-length Creditors described in Note 5.

         See also Note 3.

                                  SCHEDULE "D"
         (to the Management Proxy Circular of Baradero Resources Limited
                             dated August 11, 2005)


                           FINANCIAL STATEMENTS - BMC

                          BULAKASHU MINING COMPANY LTD.

                              FINANCIAL STATEMENTS

                      (EXPRESSED IN UNITED STATES DOLLARS)

                                 MARCH 31, 2005

DAVIDSON & COMPANY LLP----Chartered Accountants
                                    A Partnership of Incorporated Professionals







                                AUDITORS' REPORT

To the Member of
Bulakashu Mining Company Ltd.

We have audited the balance sheets of Bulakashu Mining Company Ltd. as at March 31, 2005 and December 31, 2004 and the statements of operations and deficit and cash flows for the three month period ended March 31, 2005 and the period from formation on June 9, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the three month period ended March 31, 2005 and the period from formation on June 9, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

                                           /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                          Chartered Accountants

August 11, 2005

                          A Member of SC INTERNATIONAL

          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
                         Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

BULAKASHU MINING COMPANY LTD.
BALANCE SHEETS
(Expressed in United States Dollars)

=================================================================================================================

                                                                                      March 31,     December 31,
                                                                                           2005             2004
-----------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT

    Cash                                                                        $        19,266   $        35,719
    Receivables                                                                              57                -
    Prepaid expenses                                                                        469               367
                                                                                ----------------  ----------------

                                                                                         19,792            36,086

EQUIPMENT (Note 3)                                                                        6,210             5,662

MINERAL PROPERTIES (Note 4)                                                              74,613            64,009
                                                                                ----------------  ----------------
                                                                                $       100,615   $       105,757
==================================================================================================================


LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT

    Accounts payable and accrued liabilities                                    $           309   $         3,925

ADVANCES FROM CENTRASIA MINING CORP. (Note 5)                                           110,000           110,000
                                                                                ----------------  ----------------

                                                                                        110,309           113,925
                                                                                ----------------  ----------------

MEMBER'S DEFICIENCY

    Member's interest                                                                        23                23
    Deficit                                                                              (9,717)           (8,191)
                                                                                ----------------  ----------------

                                                                                         (9,694)           (8,168)
                                                                                ----------------  ----------------

                                                                                $       100,615   $       105,757
==================================================================================================================

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)



   The accompanying notes are an integral part of these financial statements.

BULAKASHU MINING COMPANY LTD.

STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States Dollars)

================================================================================

                                                                    Period From
                                                                   Formation on
                                                   Three Month          June 9,
                                                  Period Ended          2004 to
                                                     March 31,     December 31,
                                                          2005             2004
--------------------------------------------------------------------------------




EXPENSES

    Amortization                               $          146    $          374
    Office and miscellaneous                            3,284             6,799
                                               ---------------   ---------------

                                                       (3,430)           (7,173)
                                               ---------------   ---------------


OTHER ITEMS

    Foreign exchange gain (loss)                          444            (1,018)
    Gain on sale of equipment                           1,460                -
                                               ---------------   ---------------

                                                        1,904            (1,018)
                                               ---------------   ---------------


LOSS FOR THE PERIOD                                    (1,526)           (8,191)

DEFICIT, BEGINNING OF PERIOD                           (8,191)               -
                                               ---------------   ---------------


DEFICIT, END OF PERIOD                         $       (9,717)   $       (8,191)
================================================================================








   The accompanying notes are an integral part of these financial statements.

BULAKASHU MINING COMPANY LTD.

STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

=============================================================================================================================

                                                                                                                 Period From
                                                                                                                Formation on
                                                                                                Three Month          June 9,
                                                                                               Period Ended          2004 to
                                                                                                  March 31,     December 31,
                                                                                                       2005             2004
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

    Loss for the period                                                                     $       (1,526)   $       (8,191)
    Items not affecting cash:
       Amortization                                                                                    146               374
       Gain on sale of equipment                                                                    (1,460)               -

    Changes in non-cash working capital items:

       Increase in receivables                                                                         (57)               -
       Increase in prepaid expenses                                                                   (102)             (367)
       Increase (decrease) in accounts payable and accrued liabilities                              (3,616)            3,925
                                                                                            ---------------   ---------------

    Net cash used in operating activities                                                           (6,615)           (4,529)
                                                                                            ---------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Mineral properties                                                                             (10,604)          (64,009)
    Purchase of equipment                                                                           (8,159)           (6,036)
    Proceeds on sale of equipment                                                                    8,925                -
                                                                                            ---------------   --------------

    Net cash used in investing activities                                                           (9,838)          (70,045)
                                                                                            ---------------   ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Member's interest                                                                                   -                 23
    Advances from Centrasia Mining Corp.                                                                -            110,000
                                                                                            ---------------   ---------------

    Net cash provided by financing activities                                                           -            110,023
                                                                                            ---------------   ---------------

CHANGE IN CASH DURING THE PERIOD                                                                   (16,453)           35,719


CASH, BEGINNING OF PERIOD                                                                           35,719                -
                                                                                            ---------------   --------------

CASH, END OF PERIOD                                                                         $       19,266    $       35,719
=============================================================================================================================



   The accompanying notes are an integral part of these financial statements.

BULAKASHU MINING COMPANY LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
MARCH 31, 2005
================================================================================


1.       NATURE AND CONTINUANCE OF OPERATIONS

         Bulakashu Mining Company Ltd. (the "Company") is an exploration stage company formed under the laws of the Kyrgyz Republic on June 9, 2004. The sole member of the Company is Marsa Gold Corp. ("Marsa") which has a 100% participating interest.

         The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

         These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

         =======================================================================

                                                      March 31,     December 31,
                                                           2005             2004
         -----------------------------------------------------------------------
         Working capital                       $       19,483   $        32,161
         Deficit                                       (9,717)           (8,191)
         =======================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES

         ESTIMATES

         The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         EQUIPMENT

         Equipment   is   recorded  at  cost  less   accumulated   amortization.
         Amortization is recorded on a declining balance basis at the following annual rates:

           Field equipment                  30%
           Computer equipment               30%

         FOREIGN CURRENCY TRANSLATION

         The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the time of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

BULAKASHU MINING COMPANY LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
MARCH 31, 2005
================================================================================


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         MINERAL PROPERTIES

         All costs related to the acquisition, exploration and development of mineral property interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related party are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

         The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

         ASSET RETIREMENT OBLIGATIONS

         An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

         INCOME TAXES

         Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.       EQUIPMENT

         =================================================================================================================

                                                March 31, 2005                                December 31, 2004
                                   ----------------------------------------      -----------------------------------------

                                                 Accumulated       Net Book                     Accumulated       Net Book
                                          Cost  Amortization          Value              Cost  Amortization          Value
         -----------------------------------------------------------------------------------------------------------------
         Field equipment           $     4,272   $        89   $      4,183       $     6,036    $       374   $     5,662
         Computer equipment              2,084            57          2,027                -              -              -
                                   -----------   -----------   ------------       -----------    -----------   -----------

                                   $     6,356   $       146   $      6,210       $     6,036    $       374   $     5,662
         =================================================================================================================

BULAKASHU MINING COMPANY LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
MARCH 31, 2005


4.       MINERAL PROPERTIES

         =======================================================================

                                                     March 31,      December 31,
                                                           2005             2004
         -----------------------------------------------------------------------

         EXPLORATION COSTS:

           Balance, beginning of period        $       64,009     $           -

           Drilling                                        -              45,552
           Field work and related                         580              4,689
           Geological consulting                           -               6,879
           Laboratory and sampling                         -               6,889
           Mapping                                     10,024                 -
                                                ---------------   --------------

           Balance, end of period              $       74,613     $       64,009
         =======================================================================

         TITLE TO MINERAL PROPERTIES

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

         BULAKASHU GOLD PROPERTY

         The Company holds an exploration license granting the Company the right for geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic. The license is effective until December 31, 2005 and can be extended for up to ten years.

5.       ADVANCES FROM CENTRASIA MINING CORP.

         By agreement dated September 24, 2004 and amended, the Company and Marsa entered into a letter agreement with Centrasia Mining Corp. ("Centrasia") whereby Centrasia was granted the option to acquire a 100% interest in the Company from Marsa.

BULAKASHU MINING COMPANY LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
MARCH 31, 2005


5. ADVANCES FROM CENTRASIA MINING CORP. (cont'd...)

         In order to exercise the option in full, Centrasia must make cash payments totaling $120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to the Company towards exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of Cdn$200,000 and $2,200,000, as follows:

         ====================================================================================================

                                                          Cash          Share
          Date                                        Payments      Issuances           Commitments
         ----------------------------------------------------------------------------------------------------
            Signing of agreements                $          -               -   $    110,000  Cdn$         -
            January 2, 2005                             40,000              -             -                -
            September 1, 2005                           40,000              -             -                -
            Closing of transaction                          -          200,000            -                -
            December 31, 2005                               -               -             -           200,000
            January 2, 2006                             40,000         200,000            -                -
            December 31, 2006                               -               -        690,000               -
            January 2, 2007                                 -          250,000            -                -
            December 31, 2007                               -               -        650,000               -
            January 2, 2008                                 -          375,000            -                -
            December 31, 2008                               -               -        750,000               -
                                                 -------------   -------------  ------------  --------------

                                                 $     120,000       1,025,000  $  2,200,000  Cdn$    200,000
         ====================================================================================================


         As at March 31, 2005, the Company has received $110,000 and Marsa has received $40,000.

         The agreement provides for staged conversions of Centrasia advances to the Company into a participating interest in the Company at the end of each calendar year, beginning December 31, 2005. In the event Centrasia fails to meet any of its commitments or commits a material breach of the agreement, Marsa has the right to require Centrasia to return any participating interest of the Company received and forgive the Commitments.

         On March 17, 2005, Centrasia and its shareholders entered into a letter agreement with Baradero Resources Limited ("Baradero"), a public company trading on the facilities of the TSX Venture Exchange and the Over-the-Counter Bulletin Board, pursuant to which Baradero has agreed to purchase all of the issued and outstanding common shares of Centrasia in exchange for common shares of Baradero on a one-for-one basis (the "Acquisition"). The terms of the letter agreement were finalized by a share purchase agreement dated July 25, 2005. On completion of the Acquisition, Baradero has also agreed to assume the common share issuance obligations of Centrasia discussed above.

         Completion of the Acquisition is subject to Baradero completing a financing to raise $875,000 in equity, preparation of a geologic report on the Bulakashu Gold Property and Baradero receiving shareholder and regulatory approvals.

BULAKASHU MINING COMPANY LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
MARCH 31, 2005



6.       INCOME TAXES

         There are no significant reconciling items between losses reported for accounting purposes and losses for tax purposes.

         As at March 31, 2005, the Company has operating losses of approximately $9,700 for Kyrgyz income tax purposes which are available to reduce taxable income of future years. These losses expire commencing in 2009.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

7.       SEGMENTED INFORMATION

         The Company operates in one business segment being the exploration of mineral properties in the Kyrgyz Republic.

8.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and advances from Centrasia Mining Corp. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

                                  SCHEDULE "E"
         (to the Management Proxy Circular of Baradero Resources Limited
                             dated August 11, 2005)


                         FINANCIAL STATEMENTS - PROFORMA

================================================================================



                           BARADERO RESOURCES LIMITED

                   PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                                                      D & H
                                                                      GROUP
                                                                    CHARTERED
                                                                   ACCOUNTANTS



COMPILATION REPORT ON

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Baradero Resources Limited

We have read the accompanying unaudited pro forma consolidated financial statements of Baradero Resources Limited (the "Company"), and have performed the following procedures.

1. Compared the figures in the columns captioned "Baradero Resources Limited - May 31, 2005" and "Baradero Resources Limited - Year Ended May 31, 2005" to the audited financial statements of the Company for the year ended May 31, 2005, and found them to be in agreement.

2. Compared the figures in the columns captioned "Centrasia Mining Corp. - March 31, 2005" and "Centrasia Mining Corp. - Ten Months Ended March 31, 2005" to the audited financial statements of Centrasia Mining Corp. for the ten months ended March 31, 2005 and found them to be in agreement.

3. Compared the figures in the columns captioned "Bulakashu Mining Company Ltd. - March 31, 2005" and "Bulakashu Mining Company Ltd. - June 9, 2004 to March 31, 2005" to the audited financial statements of Bulakashu Mining Company Ltd. for the period from formation on June 9, 2004 to March 31, 2005 and found them to be in agreement after translating these financial statements which were expressed in United States dollars into Canadian currency at a conversion rate of 1.2557 Canadian dollars for 1 United States dollar.

4. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

     (a) the basis for determination of the pro forma adjustments; and
     (b) whether the pro forma financial statements comply as to form in all material respects with the requirements of the TSX Venture Exchange.

     The officials:

     (a) described  to  us  the  basis  for   determination  of  the  pro  forma
         adjustments, and
     (b) stated that the pro forma statements comply as to form in all material respects with the requirements of the TSX Venture Exchange.

5.   Read the  notes to the pro forma  consolidated  financial  statements,  and
     found  them  to  be  consistent   with  the  basis   described  to  us  for
     determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Proforma Adjustments (Note 2)" and found the amounts in the column captioned "Pro forma Baradero Resources Limited" to be arithmetically correct.

                                 D&H Group LLP
             a British Columbia Limited Partnership of Corporations
     A Member of BHD Association with affiliated offices across Canada and
                                Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
                www.dhgroup.ca  F 604-731-9923  T 604-731=5881

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

                                          /s/ D&H GROUP LLP

Vancouver, B.C.

July 29, 2005                             CHARTERED ACCOUNTANTS

                           BARADERO RESOURCES LIMITED
                       PROFORMA CONSOLIDATED BALANCE SHEET

                                                   BARADERO       CENTRASIA       BULAKASHU
                                                  RESOURCES         MINING         MINING                              PROFORMA
                                                   LIMITED          CORP.       COMPANY LTD.      PROFORMA             BARADERO
                                                   MAY 31,        MARCH 31,       MARCH 31,     ADJUSTMENTS           RESOURCES
                                                     2005            2005           2005          (NOTE 2)             LIMITED
                                                      $               $               $              $                    $

                                   A S S E T S

CURRENT ASSETS

Cash                                                   32,417          18,758          24,192         48,318(a)           787,680
                                                                                                      21,850(b)(i)
                                                                                                    (16,355)(b)(ii)
                                                                                                     805,000(d)
                                                                                                    (36,500)(e)

                                                                                                    (110,000(f)

Amounts receivable and prepaids                        26,149             749             661                              27,559
                                                  ------------    ------------   -------------                        ------------
                                                       58,566          19,507          24,853                             815,239
ADVANCE TO CENTRASIA                                   25,000             -               -         (25,000)(a)               -
OPTION ON BMC                                             -           265,210             -        (265,210)(g)               -
MINERAL PROPERTIES                                        -               -            93,683        127,054(g)           220,737
OTHER ASSETS                                            2,628             -             7,806                              10,434
                                                  ------------    ------------   -------------                        ------------
                                                       86,194         284,717         126,342                           1,046,410
                                                  ============    ============   =============                        ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities               21,675          65,403             388                             87,466
Advances                                               16,355             -               -         (16,355)(b)(ii)           -
Indebtedness                                              -           396,744             -           23,318(a)               -
                                                                                                   (420,062)(e)
                                                  ------------    ------------   -------------                        ------------
                                                       38,030         462,147             388                              87,466
ADVANCES                                                  -               -           138,127      (138,127)(g)               -
SHARE SUBSCRIPTIONS RECEIVED                           70,000             -               -         (70,000)(d)               -
                                                  ------------    ------------   -------------                        ------------
                                                      108,030         462,147         138,515                              87,446
                                                  ------------    ------------   -------------                        ------------

    S H A R E H O L D E R S '  E Q U I T Y  ( D E F I C I E N C Y )

SHARE CAPITAL                                       1,825,453           4,654              29         21,850(b)(i)      1,279,668
                                                                                                 (1,847,289)(c)
                                                                                                     875,000(d)
                                                                                                     400,000(e)
                                                                                                        (29)(g)
CONTRIBUTED SURPLUS                                    18,255          18,457             -         (18,255)(c)            18,457
DEFICIT                                            (1,865,544)       (200,541)        (12,202)     1,865,544(c)          (339,181)
                                                                                                    (16,438)(e)
                                                                                                   (110,000)(f)

                                                  ------------    ------------   -------------                        ------------
                                                      (21,836)       (177,430)        (12,173)                            958,944
                                                  ------------    ------------   -------------                        ------------
                                                       86,194         284,717         126,342                           1,046,410
                                                  ============    ============   =============                        ============


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PROFORMA
                        CONSOLIDATED FINANCIAL STATEMENTS

                           BARADERO RESOURCES LIMITED

           PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                                                                   CENTRASIA       BULAKASHU
                                                    BARADERO        MINING          MINING
                                                   RESOURCES         CORP.       COMPANY LTD.
                                                    LIMITED       TEN MONTHS     JUNE 9, 2004                      PROFORMA
                                                   YEAR ENDED        ENDED            TO           PROFORMA        BARADERO
                                                     MAY 31,       MARCH 31,        MARCH 31,     ADJUSTMENTS      RESOURCES
                                                      2005           2005             2005          (NOTE 2)        LIMITED
                                                       $               $               $              $               $
EXPENSES

Amortization                                               -               -               653                            653
Audit                                                    6,997          10,000             -                           16,997
Filing fees                                              4,933             573             -                            5,506
Interest on indebtedness                                   -            18,681             -                           18,681
Legal                                                   36,769          22,946             -                           59,715
Management fees                                         24,000          37,500             -                           61,500
Office                                                   3,160          14,950          12,661                         30,771
Rent                                                       -             7,490             -                            7,490
Professional fees                                       45,825           7,591             -                           53,416
Stock-based compensation                                30,180             -               -                           30,180
Transfer agent's fees                                    6,954             -               -                            6,954
Travel and related costs                                   -           1,450               -                            1,450
                                                   ------------   -------------   -------------                   ------------
                                                       158,818         121,181          13,314                        293,313
                                                   ------------   -------------   -------------                   ------------
LOSS BEFORE OTHER ITEMS                               (158,818)       (121,181)        (13,314)                      (293,313)
                                                   ------------   -------------   -------------                   ------------
OTHER ITEMS

Interest and other income                               19,135             -               -                           19,135
Gain on sale of other assets                            35,153             -             1,833                         36,986
Unrealized foreign exchange (gain) loss                 (4,212)         (3,457)           (721)                        (8,390)
                                                   ------------   -------------   -------------                   ------------
                                                        50,076          (3,457)          1,112                         47,731
                                                   ------------   -------------   -------------                   ------------
NET LOSS                                              (108,742)       (124,638)        (12,202)                      (245,582)
                                                   ============   =============   =============                   ============



          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PROFORMA
                       CONSOLIDATED FINANCIAL STATEMENTS.

                           BARADERO RESOURCES LIMITED
                                NOTES TO PROFORMA
                        CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

         The proforma consolidated financial statements have been prepared for inclusion in the Management Proxy Circular of Baradero Resources Limited ("Baradero") relating to the following agreements by:

                  (i) Baradero, Centrasia Mining Corp. ("Centrasia") and the shareholders of Centrasia (the "Centrasia Shareholders") whereby Baradero proposes to acquire
                         Centrasia and giving effect to the transactions described in Note 2. Under the terms of the agreement, Baradero will issue one common share in its share capital in exchange for each issued and outstanding common share of Centrasia (the "Acquisition"); and

                  (ii) Centrasia, Bulakashu Mining Company Ltd. ("BMC") and Marsa Gold Corp. ("Marsa") whereby Centrasia has an option (the "Marsa Option") to purchase a 100% interest in BMC from Marsa. In order to exercise the Marsa
                         Option in full, Centrasia must make cash payments totalling US $120,000 and issue 1,025,000 common shares to Marsa (to be assumed by Baradero on completion of the Acquisition) as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of approximately US $2,250,000 (US $110,000 advanced) over a period ending December 31, 2008.

         The proforma consolidated financial statements should be read in conjunction with the audited financial statements and other information referred to in the Management Proxy Circular. It has been compiled from:

         (a) the audited financial statements of Baradero for the year ended May 31, 2005;

         (b) the audited financial statements of Centrasia for the ten months ended March 31, 2005; and

         (c) the audited financial statements of BMC for the period from formation on June 9, 2004, to December 31, 2004 and the three month period ended March 31, 2005, translated into Canadian dollars at a rate of 1.2557 Canadian dollars for 1 United States dollar.

         Completion of the Acquisition will result in the shareholders of Centrasia holding the majority of Baradero's issued and outstanding common shares. Accordingly, the Acquisition will be treated for accounting purposes as a reverse takeover and the financial statements will reflect a continuation of the legal subsidiary, Centrasia, not Baradero, the legal parent. In addition, the exercise of the Marsa Option will result in the acquisition of BMC by Centrasia. The proforma balance sheet shows the combination of the companies as if it occurred on May 31, 2005, the proforma consolidated statement of operations shows the results of operations as though the companies had combined on June 1, 2004.

         In the opinion of management, these proforma consolidated financial statements include all the adjustments necessary for fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles. The proforma consolidated financial statements are not necessarily indicative of the results of operations or financial position that may be obtained in the future.

                           BARADERO RESOURCES LIMITED
                                NOTES TO PROFORMA
                        CONSOLIDATED FINANCIAL STATEMENTS

2.       PROFORMA ADJUSTMENTS AND ASSUMPTIONS

         The unaudited proforma consolidated financial statements, have been compiled assuming the transactions occurred on June 1, 2004, and gives effect to the following:

         (a)          Subsequent to March 31, 2005,  Centrasia  received:
                        (i)   a further $23,318 of loans from creditors; and
                        (ii)  an advance of $25,000 from Baradero.

         (b)          Subsequent to May 31, 2005, Baradero:

                      (i) issued 115,000 common shares of its capital stock on the exercise of existing stock options for $21,850 cash proceeds; and
                      (ii) repaid $16,355 advances.

         (c) Baradero issues 3,700,100 common shares of its capital stock to acquire Centrasia and 233,338 common shares in respect of a finder's fee.

         (d) Baradero conducts a non-brokered private placement and issues 4,375,000 units, for total proceeds of $875,000. Each unit will comprise of one common share of Baradero's and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance. As at May 31, 2005, Baradero had received $70,000 on account of the private placement.

         (e) Baradero issues an aggregate of 1,900,000 units and 100,000 common shares of Baradero in consideration for the acquisition of $400,000 principal of loans which have been made to Centrasia (the "Centrasia Loans"), and will pay approximately $36,500 of accrued interest on the Centrasia Loans in cash.

         (f) The remaining expenses associated with the Acquisition are estimated to be approximately $110,000, including a sponsorship fee of $35,000. These costs are reflected in the proforma adjustments as a cash payment of $110,000 and a $110,000 charge to deficit.

         (g) Centrasia consolidating its investment in BMC under the Marsa Option as of June 9, 2004, BMC's date of formation, based on Centrasia's expenditures relating to the Marsa option as of March 31, 2005.